  As filed with the Securities and Exchange Commission on September 18, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                           RIVERSTONE NETWORKS, INC.
            (Exact name of Registrant as specified in its charter)

                               ---------------

             Delaware                            3576                          95-4596178
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification No.)

                          5200 Great America Parkway
                         Santa Clara, California 95054
                                (408) 878-6500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ---------------
                              Mr. Romulus Pereira
                     President and Chief Executive Officer
                           Riverstone Networks, Inc.
                          5200 Great America Parkway
                         Santa Clara, California 95054
                                (408) 878-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     The Commission is requested to mail copies of all orders, notices and communications to:

              David A. Fine, Esq.                             Jeffrey D. Saper, Esq.
             Michael J. Stick, Esq.                             Kurt Berney, Esq.
                  Ropes & Gray                                  Jack Helfand, Esq.
            One International Place                      Wilson Sonsini Goodrich & Rosati
          Boston, Massachusetts 02110                        Professional Corporation
                 (617) 951-7000                                 650 Page Mill Road
                                                         Palo Alto, California 94604-1050
                                                                  (650) 493-9300

                               ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                 Proposed Maximum
                                                    Aggregate      Amount of
    Title of Each Class of Securities to Be          Offering     Registration
                   Registered                        Price(1)        Fee(2)
------------------------------------------------------------------------------
Common Stock, $.01 par value per share.........    $200,000,000     $52,800
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Estimated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

                               ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to completion)
Issued                , 2000

                                        Shares

                               [RIVERSTONE LOGO]

                                  COMMON STOCK

                                  -----------

Riverstone Networks, Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares.
We anticipate that the initial public offering price will be between $   and
$   per share.

                                  -----------

We have applied to list our common stock on the Nasdaq National Market under the symbol "RSTN."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.
                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                  Underwriting
                                     Price to    Discounts and   Proceeds to
                                      Public      Commissions     Riverstone
                                     --------    -------------   -----------
Per Share........................  $              $              $
Total............................ $              $              $

Riverstone Networks, Inc. has granted the underwriters the right to purchase up
to an additional     shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on            , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
      CHASE H&Q
              LEHMAN BROTHERS
                                                            SALOMON SMITH BARNEY

     , 2000

INSIDE FRONT COVER

[Heading: "Converting Metro Bandwidth Into Value-Added Services" -- appears across the top of the page.

Picture of a cityscape and road with RS32000, RS2000 and IA1100 products appearing as if they are city buildings. The Riverstone logo is in the bottom right corner of the page.]

GATEFOLD

[Heading: "Riverstone Networks: Building the New Metropolitan Area Network" - Centered across the top of the Gatefold.

Picture: The center of the page shows a cloud representing the Optical Metro Backbone. Around the center cloud in a clockwise direction are the following pictures and captions which are connected to the center cloud by a line and represent the a metropolitan area network: a picture of the RS32000 and RS8600 Riverstone products with the following caption: "POP;" a picture of the RS8000, RS8600 and IA1100 Riverstone products with the following caption: "Content Hosting;" a picture of the RS8000, RS8600 and IA1100 Riverstone products with the following caption: "Application Service Provider;" a picture of the RS2000 Riverstone products with the following caption: "Building Local Exchange Carrier;" a picture of the RS32000 and RS8000 Riverstone products with the following captions: "Metropolitan Service Provider" and "POP;" a picture of the RS2000 and RS3000 Riverstone products with the following caption: "Building Local Exchange Carrier;" and a picture of the RS32000 and RS8600 Riverstone products with the following captions: "Internet Service Provider" and "POP and two clouds connected to the picture, one with the following caption: "Private Backbone" and the other with the following caption: "Internet Backbone." The Riverstone logo is pictured in the bottom right corner of the gatefold. The following text is directly above the logo: "From next-generation optical networks to legacy TDM networks, Riverstone's RS family of switch routers and Web switches enable Internet Service Providers, Content and Application Providers, Building Local Exchange Carriers and Metropolitan Service Providers to convert bandwidth into value-added services.]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary...................   1
Risk Factors.........................   6
Special Note Regarding Forward-
 Looking Statements..................  21
Separation From Cabletron............  22
Use of Proceeds......................  23
Dividend Policy......................  23
Capitalization.......................  24
Dilution.............................  25
Selected Consolidated Financial
 Data................................  26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  27

Business.............................   36
Management...........................   50
Certain Relationships and Related
 Transactions........................   57
Stock Ownership......................   68
Description of Capital Stock.........   69
Shares Eligible for Future Sale......   72
Underwriters.........................   73
Legal Matters........................   76
Experts..............................   76
Where You Can Find More Information..   76
Index to Financial Statements........  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   Until              , all dealers that buy, sell or trade our common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   In this prospectus, the terms "Riverstone" and "we" refer to Riverstone Networks, Inc. and our subsidiaries except where it is clear that such terms mean only Riverstone Networks, Inc. Additionally, "Cabletron" refers to Cabletron Systems, Inc., "Aprisma" refers to Aprisma Management Technologies, Inc., "Enterasys" refers to Enterasys Networks, Inc. and "GNTS" refers to GlobalNetwork Technology Services, Inc.

   Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' overallotment option, the conversion of each outstanding share of our Series A preferred stock into one share of our common stock, and no exercise of the purchase rights of the Silver Lake investors described in the section entitled "Certain Relationships and Related Transactions--Rights to Purchase Our Common Stock."

   "Riverstone Networks," "Enabling Service Provider Infrastructure" and the Riverstone logo are registered trademarks that we own. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

                               ----------------

   Our executive offices are located at 5200 Great America Parkway, Santa Clara, California 95054. Our telephone number is (408) 878-6500, and our Internet address is http://www.riverstonenet.com. The information on our website is not a part of this prospectus.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our combined financial statements and accompanying notes appearing elsewhere in this prospectus.

   We are a leading provider of metropolitan area Internet infrastructure solutions that enable service providers to deliver advanced applications and value-added services to their customers. As end-user demand for sophisticated services expands beyond basic bandwidth and connectivity, service providers are seeking to build networks with advanced capabilities to offer these new services. Our products consist of advanced switch routers and web switches that enable service providers to offer a wide range of business applications and services that increase revenue and reduce customer turnover.

   Our customers include traditional Internet service providers, content hosting and application service providers, building local exchange carriers, and metropolitan service providers. Our top customers by revenue for the period March 1, 1999 to June 3, 2000 were AT&T, British Telecom, Cable and Wireless, CAIS Internet, Clearwire Technologies, DeTeLine, Earthlink, IntelliSpace, Interlan Communications, MCI WorldCom, Metricom, NetRail, Sonera Solutions, Telia, Telecom Italia, Telseon, Time Warner, UUNET and Vitts Networks. We sell and market our products primarily through our direct sales organization and value-added resellers.

   The Internet is currently undergoing a fundamental transformation. Historically, Internet content and services were centralized, forcing the vast majority of Internet traffic to traverse the Internet backbone to reach the end-user. Today, with advances in technologies that manage and distribute content, Internet applications and services are being distributed to sites closer to the end-user. These sites are typically located within the metropolitan area, where there is a high concentration of businesses and consumers. As a result, the bulk of Internet traffic is now generated and consumed within metropolitan areas. In parallel, improved technology is significantly increasing the amount of data, or bandwidth, that can be transmitted between the network and the end-user, commonly known as the last-mile. These trends have led to the rise of the metropolitan area network, or MAN, which extends from the end-user to the Internet backbone.

   The growth in Internet usage and the emergence of the MAN have driven the creation of a new generation of more sophisticated and data-intensive applications and services. These services are evolving in response to end-user demands, as well as the need of service providers to develop new, more profitable sources of revenue.

   We design and manufacture routers and switches that enable service providers to convert optical and electrical bandwidth into value-added services for their customers. Our products deliver advanced service creation features such as bandwidth provisioning, traffic accounting, data classification, application prioritization and Internet routing. Using our switch routers, service providers can rapidly deploy services across a range of electrical and optical infrastructures. In all of our products we combine our RapidPath application specific integrated circuit, or ASIC, technology with our proven RapidOS operating system and our Intelligent Service Router Architecture to deliver a service creation platform.

Our Strategy

   We intend to become the leading provider of advanced optical and electrical networking solutions to service providers in metropolitan area networks. The key elements of our growth strategy are to:

   Focus Exclusively on the Service Provider Market. We will continue to focus exclusively on the service provider market, and keep every aspect of our customer relationships tuned to our customers' specialized requirements. Our entire organization is aligned behind the particular needs of service providers, and our products are specifically tailored for the MAN environment.

   Build Upon our Position as a Leading Developer of Service Creation Platforms. Since inception, we have designed our platforms to enable service providers to deliver advanced applications and value-added services. Over the past four years, we have established close working relationships with our key customers, which helps us to anticipate emerging business trends and deliver the new features necessary to create next generation service offerings. We intend to leverage our position as a technology innovator to sell our products and become the vendor of choice in the MAN.

   Expand Existing and Develop Next Generation Products. We intend to extend our technological leadership by continuing to invest significantly in our existing RapidOS operating system and RapidPath ASIC designs. We are currently using our third generation ASICs in the development of additional network interfaces that will support our customers' applications and the anticipated growth in network size and service requirements. We intend to further leverage the breadth and maturity of our existing products to develop our next generation solution.

   Continue to Expand our World-Class Engineering Team. We have assembled a team of over 200 highly skilled engineers. We divide our engineering resources into three distinct teams. Our first two teams are focused exclusively on expanding the breadth and improving the competitive position of our RS switch router and IA web switch product families. This allows us to focus a third engineering team solely on the development of our next generation products. We will continue to add skill sets and deepen our engineering teams in order to deliver the highest quality products and service to our customers.

   Expand our U.S. and International Sales Presence. We primarily use a direct sales model in North America through which we establish strong relationships at multiple levels in our customers' organizations. We intend to develop indirect sales channels, including the equipment resale divisions of content and application service providers. Internationally, we are growing our existing direct sales force and are in the process of expanding and establishing relationships with leading distributors and vendors of telecommunications equipment in both Asia and Europe.

                   BENEFITS OF OUR SEPARATION FROM CABLETRON

   Effective as of June 3, 2000, Cabletron transferred a substantial portion of its operating assets and related liabilities to its subsidiaries, Riverstone, Aprisma, GNTS and Enterasys. We believe that we will realize certain benefits from our complete separation from Cabletron, including the following:

  . Greater Strategic Focus. We expect that the separation will allow our directors and management to concentrate on developing business and strategic opportunities focused only on our products and customer base.

  . Increased Speed and Responsiveness. Since our company will be significantly smaller than Cabletron, we believe we will be able to make decisions more quickly and deploy resources more rapidly and efficiently than we could as a part of a larger organization.

  . Better Incentives for Employees and Greater Accountability. The separation will enable us to offer our employees compensation and incentive programs directly linked to the performance of the Riverstone business and the market performance of our stock, which we expect to enhance our ability to attract, retain and motivate qualified personnel.

  . Direct Access to Capital Markets. As a separate company, we will be able to directly access the capital markets to issue debt or equity securities and to use our own equity securities to facilitate growth through acquisitions.

                        OUR RELATIONSHIP WITH CABLETRON

   We are currently a wholly-owned subsidiary of Cabletron. After the
completion of this offering, Cabletron will own approximately     % of the
outstanding shares of our common stock, or approximately     % if the
underwriters fully exercise their option to purchase additional shares and the Silver Lake investors purchase in full shares of our common stock pursuant to their purchase rights. Cabletron plans to distribute all of the shares of our common stock owned by Cabletron to the holders of Cabletron's common stock at some point following this offering. However, Cabletron is not obligated to complete the distribution, and there can be no certainty as to when the distribution will occur, if at all.

   Cabletron will, in its sole discretion, determine the timing, structure and all terms of its distribution of our common stock that it owns. We do not expect that Cabletron will consummate the distribution unless it receives a private letter ruling from the Internal Revenue Service that the distribution of its shares of our common stock to Cabletron's stockholders will be tax-free to Cabletron and its stockholders.

   We have entered into agreements with Cabletron related to the separation of our business operations from Cabletron. These agreements provide for, among other things:

  . the transfer from Cabletron to us of assets and the assumption by us of liabilities relating to our business; and

  . arrangements governing tax sharing, intellectual property licenses and inter-company arrangements among Cabletron, Aprisma, Enterasys, GNTS and us and services that Cabletron will provide us.

   The agreements regarding the separation of our business operations from Cabletron are described more fully in the section entitled "Certain Relationships and Related Transactions--Arrangements Between Riverstone and Cabletron and its Affiliates" included elsewhere in this prospectus. The terms of these agreements with Cabletron and its affiliates, which were established in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Related to Our Separation From Cabletron." The assets and liabilities to be transferred to us are described more fully in our consolidated financial statements and notes to those statements that are included elsewhere in this prospectus.

                                  THE OFFERING

Shares offered by Riverstone..             shares
Shares to be outstanding after
 the offering.................             shares (1)
Use of proceeds...............  Working capital and general corporate purposes.
Proposed Nasdaq Stock Symbol..  "RSTN"

--------
(1)  Based on shares outstanding as of      , 2000. All of these shares are
     owned by Cabletron. Does not include:

  .  up to     additional shares that the underwriters have the option to purchase;

  .       shares of common stock reserved for issuance upon the exercise of
     employee and director stock options outstanding as of     , 2000;

  .       shares of common stock subject to purchase rights of the Silver
     Lake investors;

  . shares of common stock subject to warrants to be issued to the Silver Lake investors if our market capitalization exceeds $1.672 billion as of the time of this offering;

  .       shares of common stock underlying warrants that we may be required to issue upon Cabletron's distribution of our common stock in respect of warrants to purchase shares of Cabletron's common stock held by the Silver Lake investors; and

  .       shares of common stock underlying options that we may be required to issue upon Cabletron's distribution of our common stock in respect of options to purchase Cabletron common stock.

   Except as expressly noted, information in this prospectus excludes the above issuances.

                             SUMMARY FINANCIAL DATA

   The following tables present our summary consolidated financial data. The financial data presented in these tables are from "Selected Consolidated Financial Data" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here.

   Our combined financial statements have been derived from the consolidated financial statements of Cabletron using the historical results of operations and historical bases of the assets and liabilities of Riverstone. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

                                                                               Three Months
                                           Years Ended                            Ended
                          -------------------------------------------------  -----------------
                          Feb. 29,  Feb. 28,  Feb. 28,  Feb. 28,   Feb. 29,  May 31,  June 3,
                            1996      1997      1998      1999       2000     1999      2000
                          --------  --------  --------  ---------  --------  -------  --------
                                                                               (unaudited)
Consolidated Statements
 of Operations Data:
Net revenues............  $   --    $    --   $     59  $   3,284  $ 23,076  $ 2,480  $ 15,778
Gross profit............      --         --         52        275    11,100      955     8,507
Operating loss..........   (6,521)   (18,508)  (16,976)  (184,967)  (37,404)  (8,883)  (12,509)
Net loss................   (6,521)   (18,508)  (16,976)  (184,995)  (37,431)  (8,891)  (12,513)
Pro forma basic and
 diluted net loss per
 share..................                                           $   (.40)          $   (.13)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                             92,088             92,088

   At June 3, 2000, options to purchase 23,050,050 shares of our common stock at an average exercise price of $3.50 per share have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive. In addition, at June 3, 2000, there were 14,921,890 options outstanding to purchase shares of Cabletron stock, of which 2,960,516 were held by Riverstone employees. At the date Cabletron distributes its shares of our common stock to its stockholders, all holders of Cabletron stock options that have not been exercised will receive additional Riverstone options. The actual number of Riverstone stock options to be issued with respect to outstanding Cabletron stock options will not be determined until the distribution date.

   The pro forma as adjusted column in the consolidated balance sheet data
below reflects the capital contribution of $     million by Cabletron and the
sale of shares of common stock in this offering at the initial public offering
price of $      per share, after deducting underwriting discounts and estimated offering expenses payable by us.

                                                             As of June 3, 2000
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands,
                                                                 unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents................................... $55,480
Working capital.............................................  60,000
Total assets................................................  96,635
Accounts payable, related parties...........................   9,979
Stockholder's net investment................................  78,618

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

   Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Riverstone

   We have a general history of losses and cannot assure you that we will achieve profitability.

   We have not achieved profitability in the past, and we cannot be certain that we will realize sufficient revenue to achieve profitability in the future. We have derived our financial data from Cabletron's financial statements. We incurred net losses of $12.2 million from March 1, 2000 through June 3, 2000. During fiscal 2000, we incurred net losses of $37.4 million. We anticipate incurring significant and increasing sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenue to achieve and sustain profitability.

   Our quarterly financial results are subject to fluctuations, which could adversely affect our stock price.

   We base our operating expenses on anticipated revenue trends. A high percentage of our expenses are fixed in the short term. This means that any delay in generating or recognizing revenue could cause our quarterly operating results to fall below the expectations of public market analysts or investors, which could cause the price of our common stock to fall. In the near future, we expect our expenses to rise significantly, which increases this risk.

   We may experience a delay in generating or recognizing revenue for a number of reasons. Typically, the orders that we receive by the beginning of each quarter do not account for all of our expected revenue for that quarter and, in addition, are generally cancelable at any time. Accordingly, to meet our revenue goals we must obtain orders each quarter for shipment in that quarter, and we may not be successful in doing this. If we fail to ship these products by the end of a quarter, our operating results may suffer. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders without significant penalty. Any customer delays or cancellations could cause us to miss quarterly revenue targets.

   Our quarterly revenue and operating results may vary significantly in the future due to a number of factors, including:

  . fluctuations in demand for our products and services, including as a result of seasonality;

  . unexpected product returns or the cancellation or rescheduling of significant orders;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  .  announcements and new product introductions by our competitors;

  . our ability to obtain sufficient supplies of sole or limited source components for our products;

  .  unfavorable changes in the prices of the components we purchase;

  . our ability and our suppliers' ability to attain and maintain production volumes and quality levels for our products; and

  . the mix of products sold and the mix of distribution channels through which they are sold.

Due to the foregoing factors, we believe that you should not rely on period-to-period comparisons of our operating results as an indicator of our future performance.

   We must develop and expand our sales and marketing organization and direct and indirect distribution channels to increase revenues and improve our operating results.

   Our products and services require a sophisticated sales and marketing effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force and maintain high levels of marketing activity, we will be unable to increase revenues. Although we plan to continue to hire additional sales personnel, competition for qualified sales personnel is intense, and we may be unable to hire the quality and targeted number of sales personnel we require.

   Our sales and distribution strategy relies upon the efforts of our direct sales force, value-added resellers, original equipment manufacturers, or OEMs, and our direct and indirect international sales efforts. Our direct sales efforts are dependent in part on establishing on-going relationships between our sales personnel and our customers and the combined efforts of the different members of our sales force. If we are unable to establish on-going relationships with our customers, or if we are unable to amass a unified, cooperative sales force, our sales will likely suffer. We expect our reliance on value-added resellers will increase, and if we fail to develop relationships with significant resellers, or if these resellers are unsuccessful in their sales efforts, our operating results would suffer. We rely on Terayon to act as an OEM of our products for sale to cable operators on a non-exclusive basis, and we expect to establish additional OEM relationships. If we are unable to establish such relationships, or if Terayon or our other OEMs are unsuccessful in distributing our products, our sales could suffer. Additionally, we depend in part on Enterasys, a subsidiary of Cabletron, to distribute our products internationally, and if they fail to do so or are unsuccessful in their efforts, our operating results would suffer.

   Our success depends upon sales to service providers, whose unpredictable demands, requirements and business models subject us to potential adverse revenue fluctuations.

   Our customers consist of Internet, application, content and metropolitan area service providers and building local exchange carriers, whose businesses depend on the continuing demand for value-added differentiated services by their customers. If this demand does not continue or the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the demand for our products could decline. We believe that there are a number of additional risks arising from doing business with service providers in these markets which may not arise in relationships with other customers, including the following:

  . our revenues depend to a significant extent on the demand of service providers for products that enable the provision of value-added services and the market for these services may not develop as we expect;

  . any failure of a service provider's service to its customers that it subsequently attributes to our products, whether or not our products actually failed, could lead to substantial negative publicity and undermine our efforts to increase our sales;

  . service providers demonstrate a low level of brand loyalty and may switch to another supplier that provides superior performance or cost-effectiveness;

  . the introduction, or the planned introduction, of new products and product enhancements could cause service providers to cancel, reduce or delay existing orders;

  . because we do not have a diverse customer base, our operating results are subject to the market cycles of our customers; and

  . service providers that are heavily dependent upon financing, particularly from the high yield debt market, to build out their infrastructure, may decrease their infrastructure purchases if interest rates increase or if credit availability in these markets decreases.

   The occurrence of one or more of these risks is likely to adversely affect our operating results.

   We expect the average selling prices of our products to decrease rapidly, which may reduce our gross margins or revenue.

   Our industry has experienced rapid erosion of average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors and increasing availability of relatively inexpensive standard microprocessors that can perform some of our products' functionality. If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices will reduce our revenue and gross margins.

   If significant customers cancel, reduce or delay a large purchase, our revenues may decline and the price of our stock may fall.

   Historically, a limited number of customers have accounted for a significant portion of our revenue. For our fiscal year 1999, Adelphia Communications and Earthlink accounted for 46% and 20% of our net revenue, respectively, and for fiscal year 2000, British Telecom, Earthlink, Metricom and Vitts Networks accounted for 15%, 14%, 12% and 11% of our net revenues, respectively. Although our largest customers may vary from period to period, we anticipate that our operating results for any given period will continue to depend significantly on large orders from a small number of customers. We do not have binding commitments from any of our customers, and if any of our large customers cancel, reduce or delay purchases, our revenue and profitability would be adversely affected.

   The sales cycle for our products is long and we may incur substantial non-recoverable expenses or devote significant resources to sales that do not occur when anticipated or at all.

   Purchases of our products often represent a significant strategic decision and capital investment by our customers regarding their communications infrastructure. Accordingly, the purchase of our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from one month to longer than a year, and purchases of our products are subject to a number of significant risks, including customer budgetary constraints and internal acceptance reviews. Before our customers place an order with us, they evaluate our products. During this time we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasts from a specific customer for a particular quarter are not realized in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results.

   Many of our customers rely on us to supply or arrange and support financing for our products, which subjects us to credit and market risks.

   Our customers often purchase our products in significant amounts and aggregate purchase prices. Many of our customers do not have or do not wish to commit the financial resources required to purchase our products without financing, and these customers expect us to provide or arrange and support their financing. Many of these financing arrangements expose us to our customers' credit risk and in the past we have experienced customer defaults. If future customers default on their financing payments, our recognition of deferred revenue will be adversely impacted. In the past, we have benefited from Cabletron's resources and credit in arranging financing for our customers. After we separate from Cabletron, we will be a much smaller, stand-alone company, which could adversely impact our ability to provide or arrange and support customer financing. In addition, if third party financing were to become less available due to credit market factors, our ability to arrange third party financing for our customers could be significantly limited, resulting in potentially reduced revenues.

   We purchase several key components for our products from single or limited sources and could lose sales if these sources fail to fulfill our needs.

   We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. We have worked with

NEC since our inception, and more recently Lucent, to develop several of our key proprietary application specific integrated circuits, or ASICs, which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. These proprietary ASICs are very complex and each of NEC and Lucent is currently our sole source supplier for the specific types of ASICs that it supplies to us. We do not have a long-term fixed price or minimum volume agreement with either of these suppliers. If required, we would not be able to develop an alternate source in a timely manner, which could hurt our ability to deliver our RS switch routers and IA web switches.

   We also purchase other critical components from single or limited sources. We are likely to encounter shortages and delays in obtaining these or other components in the future which could materially adversely affect our ability to meet customer orders.

   Our principal sole sourced components include:

  .  microprocessors;

  .  programmable integrated circuits;

  .  power supplies and cables; and

  .  custom-tooled sheet metal.

   Our principal limited sourced components include:

  .  flash memories;

  .  capacitors;

  . dynamic and static random access memories, commonly known as DRAMs and SRAMs; and

  .  printed circuit boards.

   We use a rolling, forward-looking forecast of anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could materially adversely affect our operating results. From time to time, we have experienced shortages of certain components, resulting in delays in filling orders. For example, recent high demand in the cellular phone industry for Tantalum capacitors, a component required to manufacture our product, has led to shortages and price increases for these capacitors. In addition, during the development of our products we have experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions. After we separate from Cabletron we will be a smaller company, without the volume purchasing power of Cabletron, which may impair our ability to acquire components that are in high demand. This is because suppliers are likely to ensure that their largest customers' component needs are fulfilled before selling scarce components to smaller companies like us. If we cannot obtain necessary components, our business and results of operation could suffer.

   We depend on a single contract manufacturer for substantially all of our manufacturing requirements.

   We do not have internal manufacturing capacity. We have experienced a delay in product shipments from our contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar and other problems, such as inferior quality and insufficient quantity of product, any of which could materially adversely affect our business and operating results. We currently outsource all of our manufacturing to one company--Flextronics International, Ltd., which manufactures our RS switch routers and IA web switches in Sunnyvale, California and our RS switch routers in Limerick, Ireland.

   If the demand for our products grows, we will need to increase our material purchases and our contract manufacturing capacity with Flextronics or add additional contract manufacturers. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. We may not effectively manage our existing or any future contract manufacturers, and these manufacturers may not meet our future requirements for timely delivery of products of sufficient quality and quantity. The replacement of a contract manufacturer would require a long lead-time. The inability of our contract manufacturer to provide us with adequate supplies of high-quality products or the loss of our contract manufacturer would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would have a material adverse effect on our business, operating results and financial condition.

   As part of our product cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers as a result of volume efficiencies. However, we may not obtain these price reductions. If we fail to obtain price reductions, our gross margins and operating results would be adversely affected.

   Continued rapid growth will strain our operations and will require us to incur costs to upgrade our infrastructure.

   In the last year, we have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our management, operational and financial resources. From February 28, 1999 to June 3, 2000, the number of our employees increased from 163 to 332 and is expected to continue to increase. Our management team has had limited experience managing rapidly growing companies. In addition, some members of our management team, notably our chief financial officer, have joined us only recently and are not yet fully familiar with our business and operations.

   In addition to taking measures to improve existing operational, information and financial systems, procedures and controls, we are in the process of implementing a new enterprise resource planning system and other supporting tools. These actions may place a significant burden on our management team. Unless we manage our growth effectively and successfully install and implement these new measures and systems, we may make mistakes in operating our business, such as inaccurate sales forecasting or incorrect material planning, which may adversely impact our operating results.

   If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or achieve our objectives.

   Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Romulus Pereira, our President and Chief Executive Officer, and on senior members of our engineering team.

   We believe our future success also depends on our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees in the timeframe we desire, particularly software and hardware engineers. There can be no assurance that we will be successful in attracting and retaining such personnel. In addition, our Vice President of Sales position is currently open, and we may be unable to fill this position with an appropriately qualified and experienced person on a timely basis or at all. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

   If we are not successful in achieving brand recognition for the Riverstone name, our competitive position will be weakened and we could lose market share.

   Riverstone, our corporate name, currently has limited name recognition in the market. We believe that establishing, maintaining and continually strengthening our brand name and recognition will be critical to the long-term success of our business, particularly given the growing number of companies that offer competing products. We intend to incur significant expenses to promote our brand. These expenses, however, may not result in immediate returns and it may be a long time before potential customers and business partners recognize and make positive connections with our brand. In addition, our brand may be diluted if customers do not perceive our products and services to be of high quality or if we fail to provide a satisfactory customer service experience.

   Substantially all of our revenues are derived from sales of two product families, making us dependent on widespread market acceptance of these products, and our future growth will depend on the introduction and acceptance of new products.

   We currently derive substantially all of our revenues from sales of our RS switch router and IA web switch product families. We expect these two product families will continue to account for a substantial portion of our revenues for the foreseeable future. Accordingly, widespread market acceptance of our two product families is critical to our future success. Factors that may affect the market acceptance of our products include:

  .  adoption of advanced routing and switching products and technologies;

  .  the performance, price and total cost of ownership of our products;

  .  the availability and price of competing products and technologies; and

  . the success and development of our sales and marketing organizations and resellers.

   Our future performance will also depend on our successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We may be unsuccessful in completing the development or introduction of these product enhancements or new products on a timely basis or at all. In addition, the failure of these enhancements or new products to operate as expected could delay or prevent future sales. If our customers do not adopt, purchase and successfully deploy our RS switch router and IA web switch family of products and our planned product enhancements, our revenues will not increase significantly.

   We need to expand our support organizations to establish and maintain relationships with key customers and to increase market acceptance of our products and if we fail to do so, we will not be able to increase revenues.

   Our customers demand a high level of customer service and support. Customer service and support has historically been provided by a combination of Cabletron's services organization, which was transferred to Enterasys in connection with Cabletron's transformation, and our internal product support group. We have entered into an arrangement with Digital Equipment (India) to provide initial call support services to our customers in the future, and are in the process of transitioning these support obligations from Enterasys to Digital Equipment (India). We currently rely on Enterasys to provide field support services and are considering alternative third party providers of these services. We may experience a disruption in our ability to support customers during the transition period. Any such disruption could significantly reduce customer satisfaction and negatively impact our ability to make future sales of our products. In addition, we must continue to expand our internal customer support group. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products.

   In addition to risks faced during our transition from Enterasys to Digital Equipment (India) and any other third parties, we face risks as a result of our reliance upon third parties to provide our customer support needs. We may be unable to effectively manage our third party customer support providers and these third parties may provide inadequate levels of customer support. As we introduce new products, we will need to educate and train our third party customer support providers. If we fail to do this, or if we experience any delay in doing this, our customers may not receive the customer support that they expect, which could result in a loss of confidence in our products and harm to our business and reputation.

   We rely on other technology vendors to package our products into a complete customer network infrastructure solution, and our ability to influence the quality and attractiveness of these technology vendors' solution components is limited.

   Our customers are increasingly searching for complete network infrastructure solutions from a single source. Because we are not a vertically integrated network infrastructure provider, in order to sell our products to certain customers, we must work with other technology vendors to build complete customer network solutions. For example, a customer in search of an accounting or traffic provisioning capability may require both our routers and the software of a third party, yet be unwilling to purchase these items separately. If we fail to maintain existing relationships or to establish new ones, we will be unable to satisfy our customers' need for complete, fully-integrated solutions and our business could suffer. In addition, if these technology vendors do not perform as we or our customers expect, our products, business and reputation could be adversely affected.

   If our products contain undetected software or hardware errors or fail to operate with products from other vendors, we could incur significant unexpected expenses and lost sales.

   Networking products are extremely complex and frequently contain undetected software or hardware errors when first introduced or as new upgrades are released. This complexity, combined with the pressures we face to be the first to market new products, increases the possibility that we will deploy products in which we or our customers later discover errors. We have experienced such errors in the past in connection with new products and product upgrades and expect similar problems in the future. These problems could result in our incurring significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

   Our products must successfully interoperate with products from other vendors. If problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could result in the delay or loss of market acceptance of our products and any necessary revisions may result in the incurrence of significant expenses.

   We may engage in future acquisitions that dilute the ownership interests of our stockholders and cause us to incur debt and assume contingent liabilities.

   While we have no current agreements or negotiations underway with respect to any acquisitions, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we may issue equity securities which would dilute current stockholders' percentage ownership and cause us to incur substantial debt or assume contingent liabilities. Acquisitions and investment activities entail numerous risks, including:

  . difficulties in the assimilation of acquired operations, technologies, products and personnel;

  . unanticipated costs associated with the acquisition or investment transaction;

  .  diversion of management's attention from other business concerns; and

  .  potential loss of key employees of acquired organizations.

   Future acquisitions and the related risks could adversely affect our operating results and the price of our common stock.

   We have limited ability to engage in acquisitions and other strategic transactions using our equity because of the federal income tax requirements for a tax-free distribution.

   For the distribution of our stock by Cabletron to qualify as tax-free to Cabletron and its stockholders, Cabletron must own at least 80% of the voting power of our voting stock and 80% of each class of nonvoting stock at the time of the distribution. In light of the issuance of purchase rights to the Silver Lake investors and this offering, we are limited in our ability to issue additional equity as additional equity issuances could reduce

Cabletron's ownership below this 80% threshold. In addition, for any subsequent distribution of our stock by Cabletron to qualify as tax-free to Cabletron, there must not be a change in ownership of 50% or greater in either the voting power or value of either our stock or Cabletron's stock that is considered to be part of a plan or series of related transactions related to Cabletron's intended distribution of our stock to its stockholders. If there is a direct or indirect acquisition of our or Cabletron's stock by one or more persons during the four-year period beginning two years prior to and ending two years after the distribution, it will be presumed to be part of a plan or series of related transactions related to Cabletron's intended distribution of our stock and the distribution will be taxable to Cabletron unless the presumption is successfully rebutted.

   We have entered into a tax sharing agreement with Cabletron, Aprisma, Enterasys and GNTS. This agreement requires us to indemnify Cabletron, Aprisma, Enterasys and GNTS in the event that the distribution by Cabletron of its Riverstone shares does not qualify as tax-free in whole or in part due to actions we take, or that otherwise relate to us, including any change of ownership of our company. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules we might inadvertently cause a change of ownership to occur, triggering our obligation to indemnify Cabletron and the other parties to the tax sharing agreement. In addition, our obligation to indemnify these parties in the event that a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire our company.

   For the reasons described above, our ability to use our stock for acquisitions and other similar strategic transactions or for compensation for employees and others is restricted. Many of our competitors have issued their equity to complete acquisitions, to expand their product offerings and speed the development of new technology and to attract and retain employees and other key personnel. Therefore, these competitors may have a significant competitive advantage over us.

   We will face significant operational and financial risks associated with our plan to expand our international operations.

   Our growth strategy depends in part on the expansion of international sales and operations. International sales grew from approximately 0% of our revenue in fiscal 1999 to 24% of our revenue in fiscal 2000. This international market for our products is less mature than the market in the United States, and our strategy of selling to service providers that operate in the metropolitan area network may be unsuccessful on an international basis. Our international sales are expected in the future to depend significantly on our resellers. Our major international reseller is currently Enterasys. The failure of our resellers to sell our products internationally would limit our ability to sustain and grow our revenues. There are a number of risks arising from our international business, including:

  .  longer accounts receivable collection cycles;

  . difficulties in staffing and managing operations across disparate geographic areas;

  . difficulties associated with enforcing agreements through foreign legal systems;

  .  tariff, export controls and other trade barriers; and

  .  unexpected changes in regulatory requirements.

   We currently denominate our international sales in either U.S. dollars or local currencies. As a result, a change in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Additionally, we are subject to fluctuations in exchange rates between the U.S. dollar and the particular local currency. In the future, we may determine to engage in hedging transactions to minimize the risk of such fluctuations. However, if we are not successful in managing such hedging transactions, we could incur losses.

   We jointly own with Enterasys some of our intellectual property, and have licensed other background intellectual property to Enterasys.

   In the transformation agreement among Cabletron, Enterasys, Aprisma, GNTS and us and the related contribution agreements, Cabletron contributed to us and to Enterasys, Aprisma and GNTS the intellectual property related to the products to be sold by us and by the other subsidiaries. Certain intellectual property that relates to both our RS switch router product family and Enterasys' Smart Switch Router product family was assigned jointly to us and to Enterasys. Enterasys is a provider of network services focused on enterprise class customers. There are no contractual provisions that prohibit Enterasys from developing products competitive with our products, including products based upon the jointly assigned intellectual property. In the event that Enterasys was acquired by one of our competitors, there are no contractual provisions that prohibit the combined company from developing products competitive with our products. In connection with the transformation agreement, Enterasys and we have granted each other a background cross-license to other intellectual property. The license to Enterasys allows it to use Riverstone intellectual property that is useful in connection with Enterasys' business for its current products and successors to those products. We will not receive any compensation from any use by Enterasys of our intellectual property.

   Our limited ability to protect our intellectual property may adversely affect our ability to compete.

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. There can be no assurance that any patents that we hold will protect our intellectual property or will not be challenged by third parties. Furthermore, other parties may independently develop similar or competing technology or design around any patents that we hold. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

   Others may allege that our products infringe upon their proprietary rights. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves or our customers, manufacturers or suppliers against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend this litigation. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our business, results or operations and financial condition would be materially adversely affected.

   We rely on application service providers to supply our back-office functions, and if they fail to deliver adequate services, our business will suffer.

   We rely on application service providers to provide us with many of our operational and back-office functions, including human resources applications, enterprise resource management applications and customer relationship management applications. Although these functions are critical to our business, we neither own the software that performs these functions nor, in some cases, the hardware on which these programs and our data reside. If there is a significant degradation or failure in service, we may be unable to quickly and cost-effectively transition to other service providers or provide the necessary functionality ourselves and our business could be significantly disrupted.

Risks Related to Our Industry

   Intense competition in the market for network equipment could prevent us from increasing revenue and sustaining profitability.

   The market for network equipment is intensely competitive. Our principal competitors include established companies such as Cisco Systems, Extreme Networks, Foundry Networks, Juniper Networks, Lucent, Nortel Networks and Siemens, as well as other smaller public and private companies. These competitors may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. In addition, consolidation in our industry is occurring and is likely to continue. Future acquisitions by, and mergers among, our competitors and potential competitors could expand their product offerings and accelerate their development of new technologies, providing them with a competitive advantage.

   Many of our competitors have significantly more established customer support and professional services organizations and substantially greater financial resources than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base and broader customer relationships and product offerings than we do. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect that competitive pressures may result in price reductions, reduced margins and loss of market share, which would materially adversely affect our business, results of operations and financial condition.

   Our market is subject to rapid technological change and to compete, we must continually introduce new products that achieve broad market acceptance.

   The market for network equipment is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not address these changes by regularly introducing new products that are interoperable with our other products and those of other vendors, our product line will become obsolete. These new products may not be commercially successful, and we may experience delays in product development that could adversely affect our ability to compete. Developments in routers and routing software could also significantly reduce demand for our product. Alternative technologies and customer requirements could achieve widespread market acceptance and displace the technologies, protocols, and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach.

   Our products must comply with complex governmental regulations and evolving industry standards or our products may not be widely accepted, which may prevent us from sustaining our revenues or achieving profitability.

   The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. To be competitive, we must continually introduce new products and product enhancements that meet these emerging standards. In the past, we have had to delay the introduction of new products in order to comply with certain third party standards testing. In the future we may be unable to effectively address compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. In addition, in the United States, our products must comply with various governmental regulations and industry regulations and standards, including those defined by the Federal Communications Commission, Underwriters Laboratories and Networking Equipment Building Standards, or NEBS. Internationally, products that we develop may be required to comply with standards or obtain certifications established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. If we do not comply with existing or evolving industry standards or fail to obtain timely domestic or foreign regulatory approvals or certificates, we will be unable to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenues or achieving profitability.

Risks Related to Our Separation from Cabletron

   Cabletron's receipt of an Internal Revenue Service ruling may be delayed and if Cabletron does not complete its distribution of our common stock, Cabletron will continue to be able to control many aspects of our business and the liquidity of our stock would be limited.

   Cabletron currently plans to distribute to its stockholders all Riverstone common stock that it owns after this offering. Cabletron is not obligated to make this distribution, and it may not occur. Cabletron is unlikely to consummate the distribution unless it receives a ruling from the Internal Revenue Service that the distribution will be tax-free to Cabletron and its stockholders for United States federal income tax purposes. The process of obtaining a private letter ruling is complex and can take a long time. We do not know if or when Cabletron will receive a ruling from the Internal Revenue Service regarding the distribution or if that ruling will be favorable. The distribution of our stock in the context of Cabletron's previously announced intention to cause each of us, GNTS, Aprisma and Enterasys to become a separate publicly traded company increases the complexity and could result in a delay at the Internal Revenue Service in processing the ruling request.

   Until Cabletron's distribution of its Riverstone stock occurs, the risks discussed below relating to Cabletron's control of us and the potential business conflicts of interest between Cabletron and us will continue to be relevant to our stockholders. If the distribution is delayed or not completed, the liquidity of our shares in the market will be constrained unless and until Cabletron elects to sell some portion of its equity ownership in us. Our agreements with Cabletron do not prevent Cabletron from selling its Riverstone common stock. The sale or potential sale by Cabletron of Riverstone common stock, even of relatively small amounts, could adversely affect market prices. Also, if Cabletron does not distribute its shares, we may face significant difficulty hiring and retaining key personnel, many of whom are attracted by the potential of operating our business as a fully independent entity.

   After the completion of this offering, and an election by the Silver Lake
investors to purchase our common stock, Cabletron will own approximately    %
of our outstanding common stock, or approximately    % if the underwriters
exercise in full their option to purchase additional shares. As long as Cabletron owns a majority of our outstanding common stock, subject to its obligation with respect to independent directors described below, Cabletron will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Cabletron has agreed that for so long as it owns any of our stock, it will vote its shares to elect to our board of directors the number of independent directors required in connection with the trading of our common stock on the Nasdaq National Market. Due to Cabletron's voting control, investors in this offering will be unable to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the Cabletron stockholders. As a result, Cabletron will control all matters affecting us, including:

  . the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

  . the allocation of business opportunities that may be suitable for us and Cabletron and its affiliates;

  . any determinations with respect to mergers or other business combinations;

  .  our acquisition or disposition of assets;

  .  our financing;

  .  changes to the agreements providing for our separation from Cabletron;

  .  the payment of dividends on our common stock; and

  .  determinations with respect to our tax returns.

   Conflicts of interest may arise between Cabletron and us in a number of areas relating to our past and ongoing relationships, including:

  . labor, tax, employee benefit, indemnification and other matters arising from our separation from Cabletron;

  .  employee retention and recruiting;

  . sales or distributions by Cabletron of all or any portion of its ownership interest in us;

  . the nature, quality and pricing of transitional services Cabletron has agreed to provide us; and

  . business opportunities that may be attractive to Cabletron, one of Cabletron's affiliates such as Enterasys and us.

   Cabletron is free to sell all or a portion of its Riverstone stock and nothing restricts Cabletron or its affiliates, including Enterasys with whom we share core technologies, from competing with us. Enterasys is a provider of network products and solutions focused on serving enterprise-class customers, but is not restricted from transitioning to service provider customers. There are no contractual agreements restricting Cabletron or its affiliates, including Enterasys, from competing with us.

   We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

   When Cabletron distributes the shares of our common stock that it owns to its stockholders, we will issue options and warrants to purchase shares of our common stock to holders of Cabletron options and warrants, which will dilute our existing stockholders.

   When Cabletron distributes to its stockholders the Riverstone shares that it owns, we will grant options to acquire shares of our common stock under our 2000 Equity Incentive Plan to those persons holding Cabletron compensatory stock options at that time. We are obligated under our agreement with Cabletron to ensure that sufficient shares are available under our 2000 Equity Incentive Plan to make these the supplemental option grants. Similarly, Cabletron has issued warrants to purchase shares of its common stock to the Silver Lake investors. We have agreed with Cabletron that, concurrently with any distribution by Cabletron of shares of our common stock to its stockholders, we will issue warrants to the Silver Lake investors to purchase shares of our common stock. The Silver Lake investors will receive warrants to purchase the number of shares of our common stock that they would have received from Cabletron in the distribution, had they purchased Cabletron common stock prior to the distribution. In addition, if the price per share of common stock issued in this offering multiplied by the number of shares of common stock outstanding immediately after this offering exceeds $1.672 billion, we are required to issue to the Silver Lake investors warrants to purchase a number of shares of our common stock equal to $1.25 million divided by the price per share paid in this offering, at an exercise price equal to the gross price per share paid in this offering.

   Our existing stockholders will suffer dilution upon the exercise of the supplemental options and warrants that we issue. There are no restrictions on the number of options to purchase Cabletron common stock that Cabletron may issue prior to its distribution of our stock and, accordingly, we cannot control the number of supplemental options that we will be required to grant. In addition, we do not know whether our market capitalization at the time of our initial public offering will obligate us to issue additional warrants to the Silver Lake investors. Consequently, we are unable to predict the extent of the dilution that our existing stockholders will experience when Cabletron distributes the shares of our common stock that it owns.

   As of August 29, 2000, there were 186,919,931 shares of Cabletron's capital stock outstanding, options outstanding to purchase 13,700,798 shares of Cabletron common stock, and the Silver Lake investors held warrants to purchase 450,000 shares of Cabletron common stock. Assuming no change in these amounts from August 29, 2000 through the date of the distribution and that as of the date of the distribution, Cabletron owns 92,088,235 shares of our
common stock, and based on an offering price of $    per share (resulting in a
Riverstone market capitalization of $   billion) and     shares of our common
stock outstanding after the consummation of our offering, were the distribution to occur on the date of the consummation of the offering, we would be required to:

  . grant options to purchase approximately 6,808,500 shares of our common stock to holders of Cabletron stock options;

  . issue warrants to the Silver Lake investors to purchase approximately 223,100 shares of our common stock in respect of warrants to purchase shares of Cabletron common stock; and

  . issue to the Silver Lake investors warrants to purchase an additional shares of our common stock.

   Our historical financial information may not be representative of our results as a separate company.

   Our consolidated financial statements are derived from the consolidated financial statements of Cabletron, using the historical results of operations and historical bases of the assets and liabilities of the Cabletron router and switch business contributed to us. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Cabletron did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. Our costs and expenses include allocations from Cabletron for centralized corporate services and infrastructure costs, including:

  .  customer service;

  .  sales;

  .  information technology;

  .  distribution;

  .  legal and accounting;

  .  real estate; and

  .  treasury.

   These allocations have been determined on bases that Cabletron and Riverstone considered to be reasonable reflections of the utilization of services provided to or the benefit received by us. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Cabletron, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from Cabletron and increased costs associated with being a publicly traded, stand-alone company.

   We currently use Cabletron's operational and administrative infrastructure and Cabletron provides us with numerous administrative services, and our ability to operate our business may suffer if we do not develop our own infrastructure or if Cabletron elects not to provide these services to us.

   Pursuant to a services agreement with Cabletron, we currently use Cabletron's administrative infrastructure and Cabletron provides us centralized corporate functions, including legal, accounting, payroll and other services. Cabletron may not provide these services at the same level as when we were part of Cabletron, and we may be unable to obtain the same benefits. Under our services agreement with Cabletron, these services arrangements generally have a term of less than two years following the date of our separation from Cabletron. In addition, with sixty days prior written notice, Cabletron may terminate the services agreement with respect to any or all of the services provided under the agreement. After the expiration of these various arrangements, we may be unable to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those received from Cabletron.

   Many of Cabletron's infrastructure systems used by us are proprietary to Cabletron and are very complex. These systems have been modified, and are in the process of being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data. Any failure or significant downtime in Cabletron's or our own information systems or termination of our ability to utilize these systems before we have developed our own systems could harm our business. In order to successfully implement and operate our own systems and transition data from Cabletron's systems, we must be able to attract and retain a significant number of highly skilled employees.

   Our arrangements with Cabletron were made in the context of a parent-subsidiary relationship and were established in the overall context of our separation from Cabletron. The prices charged to us may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

   We cannot rely on Cabletron to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

   In the past, our capital needs have been satisfied by Cabletron. However, following our separation, Cabletron is under no obligation to provide funds to finance our working capital or other cash requirements or to support customer financing. Financing or financial support from other sources, if needed, may not be available on favorable terms or at all.

   We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions, investments and inventory and receivables management. We believe that the proceeds from this offering, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Future equity financings may be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain debt financing with interest rates and other terms as favorable as those that Cabletron could obtain.

   If the products and services we obtain from Aprisma, Enterasys and GNTS pursuant to our intercompany agreements with each of them are insufficient to meet our needs, or we are unable to replace these products or obtain these services after our agreements with Aprisma, Enterasys and GNTS terminate, our business may suffer.

   We have entered into an agreement regarding inter-company operations with each of Enterasys, Aprisma and GNTS. These agreements establish the prices and other terms and conditions under which we may provide and obtain products and services to and from the other parties. These agreements do not obligate the parties to buy or sell products or services, and either party to these agreements may terminate the applicable agreement upon ninety days notice to the applicable counterparty. Certain customers look to us to supply Enterasys products to them, and our relationships with these customers would suffer if we could not provide these products. These agreements were made in the context of an affiliated relationship and were established in the overall context of our separation from Cabletron. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar products or services, or the costs of similar services if we undertake to provide them ourselves. If these agreements terminate, added costs that we incur in obtaining replacement products and services could adversely affect our business and results of operations.

   The plaintiffs in Cabletron's outstanding class action suit might seek to add us to this litigation or seek payment of any related damages.

   Since December 1997, Cabletron has been party to an outstanding class action suit alleging that during the period March 3, 1997 through December 2, 1997 Cabletron disseminated false and misleading information about its operations and that Cabletron's accounting practices resulted in the disclosure of materially misleading financial results. The plaintiffs' complaint does not specify the amount of damages, but if the plaintiffs prevail Cabletron could be required to pay substantial damages. The plaintiffs in this matter might seek to involve us in this litigation or, if they prevail in this litigation, might seek to recover damages from us, particularly if Cabletron has insufficient assets. For a more complete description of this litigation, please refer to "Business--Legal Proceedings."

   Our directors and executive officers may have conflicts of interest because of their ownership of Cabletron common stock.

   Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Cabletron common stock and options to purchase Cabletron common stock. In addition, Piyush Patel and Eric Jaeger serve on our board of directors and are both executive officers, and in the case of Mr. Patel a board member, of Cabletron. These factors could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Cabletron, its affiliates or us.

Risks Relating to this Offering

   Substantial sales of our common stock may occur in connection with Cabletron's proposed distribution of our shares of common stock that it owns, which could cause our stock price to decline.

   Cabletron currently intends to distribute to its stockholders the approximately 92 million shares of Riverstone common stock that it owns. Substantially all of these shares will be eligible for immediate resale in the public market. Significant amounts of common stock may be sold in the open market in anticipation of, or following, this distribution, or by Cabletron if the distribution does not occur. Additionally, a portion of Cabletron's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If we are not in these indices at the time of Cabletron's distribution of our common stock but Cabletron is, these index funds will be required to sell our stock. There may not be a sufficient number of buyers in the market at that time. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock.

   Our securities have no prior market, and our stock price may be volatile and subject to decline after our offering.

   Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. In particular, prior to Cabletron's distribution of its Riverstone shares, relatively small trades of our stock will have a disproportionate effect on our stock price.

   The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

   You should read this entire prospectus carefully and should not consider any statement about us in press releases or Cabletron's conference calls without carefully considering the risks and other information contained in this prospectus.

   Recent press releases and conference calls with various press and market participants held by Cabletron have presented information regarding our business, products, revenues and gross margins. For example, in a conference call with analysts, media and stockholders on March 29, 2000, Cabletron stated, "The singular focus on these [service provider] markets positions Riverstone to enjoy unprecedented revenue growth in the future. On a go-forward basis, we expect Riverstone's revenues to achieve an annual growth rate in excess of 100 percent in the fiscal year 2001, with the growth accelerating in the later part of the year." In a conference call with analysts, media and stockholders on June 28, 2000, Cabletron also made the following forward looking statements:

  . "We continue to expect sustained growth [for Riverstone] in excess of 21% per quarter, or an annual growth rate in excess of 100%"

  .  "Based on our current projections for fiscal 2001, we expect
     [Riverstone] to achieve a year-over-year growth rate in excess of 250%."

  . "We expect Riverstone's margin to improve over the next several quarters. Over the longer term, as Riverstone achieves scale in the business and product mix shifts towards higher end optical interfaces, DWDM, and larger scale metro deployments, we expect Riverstone to achieve gross margins in the range of 58 to 62 percent."

  . "We presently expect that Riverstone's losses will begin to narrow by the end of fiscal 2001, and that Riverstone will break even toward the middle of fiscal 2002. Over the longer term, we expect Riverstone to sustain operating margins of 20 to 25 percent."

  . ""When you project out that 100 percent growth for this year [for Riverstone], you would end up with... in excess of 250 [percent] growth year over year... The actual year-over-year growth is going to be amazingly strong."

   Due to the inherent uncertainty of financial projections, these projected results may be unattainable or unrealized. These forward looking statements are subject to the risks and uncertainties described elsewhere in this prospectus, and were made in the context of Cabletron's larger operations and were not prepared for use in connection with any offering of our securities. These statements were developed based on numerous estimates and numerous assumptions. These estimates and assumptions reflect subjective judgments concerning future results and may be incomplete or incorrect, and unanticipated events and circumstances may occur. Actual results during the periods covered by these forward looking statements will vary, and these variations may be material and adverse.

   In addition, in the conference call with analysts, media and stockholders on June 28, 2000, Cabletron stated, "Riverstone, being the only vendor of a single-box solution that can provision applications across T1 and T3 circuits, has no competition in what is now the hottest growing segment of the metro markets--the Metro Last Mile." This statement is not accurate. We believe that currently at least one other vendor has single box equipment with such capabilities, and, as disclosed elsewhere in this prospectus, we face intense competition in the network equipment market.

   You should make your investment decision only after carefully evaluating all of the information in this prospectus, and should not rely on other information.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements that involve substantial risks and uncertainty. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

                           SEPARATION FROM CABLETRON

   Effective as of June 3, 2000, Cabletron transferred a substantial portion of its operating assets and related liabilities to its subsidiaries, Riverstone, Aprisma, GNTS and Enterasys. Aprisma is focused on delivering infrastructure management software for enterprise and service provider customers. Enterasys is a provider of network solutions for e-business applications, global service and support, focused on serving enterprise-class customers. GNTS provides professional networking consulting primarily related to the design, performance, management and security of complex networks. Prior to the separation, Cabletron conducted our business and each of these businesses through various divisions and subsidiaries.

Benefits of the Separation

   We believe that we will realize certain benefits from our complete separation from Cabletron, including the following:

  . Greater Strategic Focus. We expect that the separation will allow our directors and management to concentrate on developing business and strategic opportunities focused only on our products and customer base.

  . Increased Speed and Responsiveness. Since our company will be significantly smaller than Cabletron, we believe we will be able to make decisions more quickly and deploy resources more rapidly and efficiently than we could as a part of a larger organization.

  . Better Incentives for Employees and Greater Accountability. The separation will enable us to offer our employees compensation and incentive programs directly linked to the performance of the Riverstone business and the market performance of our stock, which we expect to enhance our ability to attract, retain and motivate qualified personnel.

  . Direct Access to Capital Markets. As a separate company, we will be able to directly access the capital markets to issue debt or equity securities and to use our own equity securities to facilitate growth through acquisitions.

Separation and Transitional Arrangements

   We and Cabletron, and in some cases, Aprisma, GNTS and Enterasys, have entered into agreements providing for the separation of our business from Cabletron, including a transformation agreement and various related agreements to which we, Cabletron and in some cases, Aprisma, GNTS and Enterasys, are party. These agreements provide for, among other things, the transfer from Cabletron to us of assets and the assumption by us of liabilities relating to our business. We have also entered into agreements governing tax sharing, intellectual property licenses and inter-company arrangements among Cabletron, Aprisma, Enterasys, GNTS and us and a services agreement with Cabletron.

   The agreements relating to our separation from Cabletron were made in the context of affiliated relationships and were established in the overall context of our separation from Cabletron. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see "Certain Relationships and Related Transactions--Arrangements Between Riverstone and Cabletron and its Affiliates."

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the               shares
of common stock offered by us at an assumed initial public offering price of
$       per share will be $      million after deducting underwriting
discounts and commissions of approximately $      million and estimated
offering expenses of approximately $         payable by us. If the
underwriters' over-allotment option is exercised in full, we estimate that the
proceeds to us will be $      million.

   The principal purposes of the offering are to increase working capital to fund our increased research and development costs and expand our sales and marketing force, to create a public market for our common stock, to facilitate future access to the public capital markets and to increase our visibility in the marketplace. In addition, we may use a portion of the net proceeds to fund investments in our technology infrastructure. Pending the foregoing uses, we will invest the balance of the net proceeds in short-term, investment grade, interest bearing obligations.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 3, 2000 (i) on an actual basis, assuming the conversion of the shares of our Series A Convertible Preferred Stock held by Cabletron into common stock and (ii) on a
pro forma as adjusted basis to give effect to the sale of         shares of
common stock at the estimated offering price of $       per share after
deducting the estimated expenses and underwriting discounts and commissions payable by us. This table should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                          As of June 3, 2000
                                                         ----------------------
                                                                     Pro Forma
                                                          Actual    As Adjusted
                                                         ---------  -----------
                                                            (in thousands,
                                                              unaudited)
Long-term debt.......................................... $     --       $
Stockholders' equity:
  Series A Preferred stock $.01 par value per share,
   92,088,135 shares authorized, issued and
   outstanding..........................................       --
  Common stock, $.01 par value per share, 157,000,000
   shares authorized;
    100 shares issued and outstanding...................       --
  Additional paid-in capital............................       263
  Accumulated deficit...................................  (276,945)
  Cabletron Systems equity..............................   355,455
  Accumulated other comprehensive income................      (155)
                                                         ---------      ---
      Total stockholders' equity........................ $  78,618      $
                                                         ---------      ---
      Total capitalization.............................. $  78,618      $
                                                         =========      ===

   The information in the table above does not include:

  . 23,050,050 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.50 per share as of June 3, 2000; and

  . 21,949,950 shares available for future issuance upon exercise of options not yet granted or for future issuance under our stock plans.

   When Cabletron distributes to its stockholders the Riverstone shares that it owns, we will grant options to acquire shares of our common stock under 2000 Equity Incentive Plan to those persons holding Cabletron stock options at that time. The total number of Cabletron options outstanding at June 3, 2000 was 14,921,890.

                                   DILUTION

   As of June 3, 2000, our historical net tangible book value was approximately $69.6 million, or $.76 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding at such date, after giving effect to our receipt of the net proceeds from our sale of the shares of common stock offered hereby at the offering price of
$        per share, the pro forma net tangible book value at           , 2000
would have been approximately $         million or $      per share. This
represents an immediate increase in net tangible book value of $      per
share to our existing stockholder and an immediate dilution of $       per
share to new investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

Initial public offering price per share.................................... $
Net tangible book value per share after the offering.......................
                                                                            ---
Dilution per share to new investors........................................ $
                                                                            ===

   The following table summarizes, as of June 3, 2000, the differences between the number and percentage of shares of common stock issued to our existing stockholder and new investors purchasing shares of common stock in the
offering, at the initial public offering price of $         per share, as well
as the aggregate consideration and the average price per share paid by them:

                                Shares Purchased  Total Consideration
                               ------------------ --------------------  Average
                               Number of                               Price Per
                                 Shares   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholder.......... 92,088,235   100%  $355,455,000   100%    $3.85
New investors.................
                                            ---                  ---
  Total.......................
                               ==========   ===   ============   ===

   As of June 3, 2000, we had outstanding options to purchase 23,050,050 shares of common stock under our 2000 equity incentive plan at a weighted average exercise price of $3.50 per share. In addition, we have reserved 21,949,950 options for issuance under our 2000 equity incentive plan. To the extent these options are exercised, and to the extent we issue new options or rights under our stock plans or issue additional shares of common stock in the future, new investors will experience further dilution.

   Also, when Cabletron distributes to its stockholders our shares that it owns, we will grant options to acquire shares of our Common Stock under our 2000 equity incentive plan to those persons holding Cabletron stock options at that time.

   The following table summarizes, as of June 3, 2000 and on a pro forma basis
to give effect to the exercise of the           options issuable on the date
of the offering, the differences between the number and percentage of shares of common stock issued to pro forma existing stockholders and to new investors purchasing shares of common stock in the offering, at the initial public offering price of $ per share, as well as the aggregate consideration and the average price per share paid by them:

                             Shares Purchased   Total Consideration
                            ------------------ ---------------------  Average
                            Number of                                Price Per
                              Shares   Percent    Amount     Percent   Share
                            ---------- ------- ------------- ------- ---------
Pro forma existing
 stockholders.............. 92,088,235   100%  $ 355,455,000   100%    $3.85
New investors..............

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables present our selected consolidated financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to those statements included in this prospectus. Our consolidated statements of operations data set forth below for the years ended February 28, 1998 and 1999 and February 29, 2000 and the consolidated balance sheet data as of February 28, 1999 and February 29, 2000 are derived from our audited consolidated financial statements included in this prospectus which have been audited by KPMG LLP, independent auditors, whose report is also included in this prospectus.

   The consolidated statements of operations data for the years ended February 29, 1996 and February 28, 1997 and the consolidated balance sheet data as of February 29, 1996 and February 28, 1997 are derived from our unaudited consolidated financial data that is not included in this prospectus. The consolidated statements of operations data for the three months ended May 31, 1999 and June 3, 2000 are derived from unaudited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods.

   We have prepared the accompanying table to reflect our historical consolidated financial information in a manner consistent with stand-alone operations by reflecting transactions of Cabletron and balances attributable to us in our financial statements for all periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered.

                                                                              Three Months
                                          Year Ended                             Ended
                         -------------------------------------------------  -----------------
                         Feb. 29,  Feb. 28,  Feb. 28,  Feb. 28,   Feb. 29,  May 31,  June 3,
                           1996      1997      1998      1999       2000     1999      2000
                         --------  --------  --------  ---------  --------  -------  --------
                             (In thousands, except per share data)            (unaudited)
Consolidated Statement
 of Operations Data:
Net revenues............ $   --    $    --   $     59  $   3,284  $ 23,076  $ 2,480  $ 15,778
Cost of revenues........     --         --          7      3,009    11,976    1,525     7,271
                         -------   --------  --------  ---------  --------  -------  --------
 Gross profit...........     --         --         52        275    11,100      955     8,507
Operating Expenses:
 Research and
  development...........   5,559      8,606    12,013     26,647    30,691    6,949    10,177
 Sales and marketing....     --         --      1,962      3,188     9,279    1,315     7,295
 General
  administrative........     962      7,147     3,053      5,025     8,534    1,574     3,544
 Special charges........     --       2,756       --     150,382       --       --        --
                         -------   --------  --------  ---------  --------  -------  --------
   Total operating
    expenses............   6,521     18,508    17,028    185,242    48,504    9,838    21,016
                         -------   --------  --------  ---------  --------  -------  --------
   Operating loss.......  (6,521)   (18,508)  (16,976)  (184,967)  (37,404)  (8,883)  (12,509)
Interest expense........     --         --        --          28        27        8         4
                         -------   --------  --------  ---------  --------  -------  --------
   Net loss............. $(6,521)  $(18,508) $(16,976) $(184,995) $(37,431) $(8,891) $(12,513)
                         =======   ========  ========  =========  ========  =======  ========
Pro forma basic and
 diluted net loss per
 share..................                                          $   (.40)          $   (.13)

                                              Years Ended
                          ----------------------------------------------------
                          Feb. 28, Feb. 28, Feb. 28, Feb. 28, Feb. 29, June 3,
                            1996     1997     1998     1999     2000    2000
                          -------- -------- -------- -------- -------- -------
                                             (in thousands)
Consolidated Balance
 Sheet Data:
Working capital..........  $  --    $ (639)  $ (348) $ 3,762  $11,425  $60,000
Total assets.............   1,685    2,453    2,961   24,529   33,248   96,635
Stockholders' net
 investment..............   1,685    1,340    2,337   22,919   27,028   78,618

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with the consolidated financial statements and related notes of Riverstone appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including statements regarding anticipated costs and expenses, mix of revenues and plans for introducing new products or services. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of a number of factors, including those discussed below, under "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a leading provider of metropolitan area Internet infrastructure solutions that enable Internet service providers to deliver advanced applications and value-added services to their customers. Our products consist of advanced switch routers and web switches that enable service providers to offer a wide range of business applications and services that increase revenue and reduce customer turnover.

   After completion of this offering, Cabletron will own    % of our
outstanding common stock, assuming the purchase by the Silver Lake investors of the common stock subject to purchase rights. Cabletron currently intends, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of our common stock which Cabletron owns to its stockholders at a future date.

   Riverstone was created by the combination of two businesses previously acquired by Cabletron. These businesses are Zeitnet, which Cabletron acquired in 1996, and Yago Systems, which Cabletron acquired in 1998. In accordance with a transformation agreement between us, Cabletron and its subsidiaries, Aprisma, Enterasys and GNTS, and a contribution agreement between Cabletron and us, Cabletron has transferred to us the assets and liabilities that relate to our operations. We have also entered into agreements governing tax sharing, intellectual property licenses and inter-company arrangements among Cabletron, Aprisma, Enterasys, GNTS and us and a services agreement with Cabletron. See "Certain Relationships and Related Transactions--Arrangements between Riverstone and Cabletron and its Affiliates."

   The majority of our net revenues are currently derived from sales of our RS switch routers, IA web switches, service and software. In fiscal year 2000, British Telecom, Earthlink, Metricom, and Vitts Networks represented 15%, 14%, 12% and 11% of our net revenues, respectively. We began shipping products outside the United States in fiscal year 2000, and these shipments accounted for 24% and 22% of our net revenues during fiscal year 2000 and the quarter ended June 3, 2000, respectively.

   Our industry has experienced rapid erosion of average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, which may reduce our gross margins or revenues. We expect our quarterly gross margins to fluctuate with changes in our product mix.

   To date, most of our sales within the United States have been through direct sales channels. International sales are generated by a combination of direct and indirect sale efforts. Enterasys is currently our only international distributor. However, we have recently launched sales and marketing efforts internationally, initially focused on Europe and Asia. As part of this effort, we are in the process of negotiating separate reseller agreements with other distributors in Europe and Asia.

   Revenue Recognition. We generally recognize revenue upon shipment of products, provided that there are no uncertainties regarding customer acceptance, there is a contract or a purchase order, the sales price is fixed and determinable and we deem collectibility probable. If uncertainties exist, revenue is recognized when these uncertainties are resolved. Revenues from service and maintenance contracts are deferred and recognized ratably over the period the services are performed, typically twelve months or less. We accrue estimated warranty costs and sales returns and allowances at the time of shipment based on contractual rights and historical experience. We recognize software license revenue upon the delivery of the software provided that there are no uncertainties regarding customer acceptance, the fee is fixed and determinable, and collection of the resulting receivable is probable.

   Lease Financing. We enter into transactions in which customers receive financing for the purchase of our equipment from third party leasing organizations, that in turn remit payment to us. In certain transactions, we have guaranteed a portion of our customer's lease payments to be made to the lessor. We record these transactions consistent with Statement of Financial Accounting Standards No. 13, Accounting for Leases and related interpretations. Substantially all of our leasing transactions are accounted for by our customers as capital leases. When we provide a financing guarantee, we record revenue at the time of shipment, subject to a sales reserve. We base the amount of the reserve on a percentage of the guaranteed lease payments, consistent with industry experience.

   Cost of Revenues. Cost of revenues include costs of raw materials, direct labor, manufacturing overhead and amounts paid to third-party contract manufacturers, as well as other costs associated with warranty and contractual obligations and customer service and support.

   Research and Development. Research and development expenses consist primarily of salaries and related personnel expenses, consultants and outside service provider fees, non-recurring engineering charges and prototype costs related to the development, testing and enhancement of our ASICs and software, and the depreciation of property and equipment related to these activities. Our research and development efforts can require significant expenditures, the timing of which can cause quarterly variability in our expenses. We expense research and development costs as incurred. We believe continued investment in product enhancements and new product development are critical to attain our strategic objectives, and as a result, we expect research and development expenses to continue to increase in absolute dollars.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as trade shows, advertising and promotional expenses. We intend to expand our worldwide direct and indirect sales organizations substantially by hiring additional sales personnel and establishing additional sales offices. We plan to initiate additional marketing programs to support our existing and new products and to build brand awareness of the Riverstone name. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future.

   General and Administrative. General and administrative expenses consist primarily of employee compensation and related expenses, professional and contractor fees, finance, legal, facilities, human resources and provisions for doubtful accounts. Included in general and administrative expenses are expenses for services provided by Cabletron under our services agreement with them. Prior to March 1, 2000, when we entered into the services agreement, Cabletron allocated to us general and administrative expenses that it incurred on our behalf, based on headcount and revenue. We expect general and administrative expenses to increase in absolute dollars over the next year as we begin to build our own administrative infrastructure, while continuing to make payments to Cabletron under our services agreement.

   Additional Option and Warrant Obligation. In connection with and at the time of Cabletron's planned distribution of its Riverstone stock, we will be obligated to issue additional options and warrants to acquire shares of our common stock to certain holders of Cabletron stock options and the Silver Lake investors at the time of the distribution. See "Risk Factors--Risks Related to Riverstone--When Cabletron distributes the shares of our common stock that it owns to its stockholders, we will issue options and warrants to purchase shares of our common stock to holders of Cabletron options and warrants, which will dilute our existing stockholders."

   Stock Based Compensation--Quarters ended June 3, 2000 and September 3, 2000. In May 2000, we granted certain employees of Cabletron, including Piyush Patel, Cabletron's President and CEO and a director of Riverstone, Eric Jaeger, Cabletron's Executive Vice President and a director of Riverstone and David Kirkpatrick, Cabletron's Chief Financial Officer, options to purchase an aggregate of 2,661,050 shares of our common stock. Because these individuals are not employees of Riverstone, we have accounted for these options as variable options. As a consequence, for each of the quarters ended June 3 and September 3, 2000, we will incur a compensation charge based upon an assessment of the fair value of the options for such reporting period. For the first fiscal quarter of 2000, the compensation expense was $263,000, and for the quarter ended September 3, 2000, the compensation expense was approximately $1,000,000.

   Stock Based Compensation--Future Periods. Pursuant to proposed agreements between us and each of Mr. Patel, Mr. Kirkpatrick and Mr. Jaeger, their options would provisionally vest in September 2000, and become exercisable at the earlier of the time Cabletron distributes its Riverstone common stock to its stockholders and April 1, 2004. Pursuant to these proposed agreements Mr. Patel, Mr. Kirkpatrick and Mr. Jaeger would be restricted, subject to certain exceptions, from transferring these options and the underlying shares of common stock. These restrictions would lapse: as to 25% of the securities, on April 1, 2001, and as to the remaining securities, on a quarterly basis, ratably through April 1, 2004; provided, however, that if prior to that time Mr. Patel, Mr. Kirkpatrick or Mr. Jaeger, as applicable, is no longer an employee of at least one of Cabletron, Aprisma, GNTS, Enterasys, or us, any restriction not then lapsed will remain in effect until April 1, 2005. Under applicable accounting principles, this change in the structure of the restrictions constitutes an acceleration of the vesting of the options, notwithstanding the continuing restrictions on sale described above, and, as a consequence, we expect that we and Cabletron would each take a one-time compensation charge in the amount of approximately $21 million. As a consequence of the changes described above, the options granted to Mr. Patel, Mr. Kirkpatrick and Mr. Jaeger would not be subject to, and we would not incur further compensation charges related to, variable accounting in respect of these options in this or future quarters.

   Options granted to employees of Cabletron for 161,050 shares will be subject to variable accounting in the quarter ended December 2, 2000 and in future quarters. As a result of remeasurement each quarter, our income will fluctuate based on movements in our stock price. If our stock price increases as compared to the prior measurement period, we will record an additional compensation expense. Alternatively, if our stock price decreases as compared to the prior measurement period, we will record an expense reduction.

Basis of Presentation

   Our fiscal year 2000 ended on February 29, 2000, and previous fiscal years ended on the last calendar day of February. Effective March 1, 2000 we changed our year-end to a 52-53 week fiscal year, ending on the Saturday closest to the last calendar day in February. This change is not expected to have a significant effect on our consolidated financial results.

   Our consolidated financial statements have been derived from the consolidated financial statements of Cabletron using historical results of operations and historical bases of the assets and liabilities attributable to our operations. The consolidated financial statements also include allocations to us of Cabletron corporate expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer services, sales, marketing, engineering and other corporate services and infrastructure costs. All of the allocations and estimates in our financial statements are based upon assumptions that our management and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by us.

   The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of becoming a stand-alone company and this offering.

Results of Operations

   The following table sets forth consolidated statements of operations data expressed as a percentage of net revenues for the periods indicated:

                                                                  Three Months
                                           Years Ended                Ended
                                    ---------------------------- ----------------
                                     Feb.
                                      28,     Feb. 28,  Feb. 29, May 31,  June 3,
                                     1998       1999      2000    1999     2000
                                    -------   --------  -------- -------  -------
Net revenues.......................     100%      100%     100%    100%     100%
Cost of revenues...................      12        92       52      62       46
                                    -------    ------     ----    ----      ---
  Gross profit.....................      88         8       48      38       54
                                    -------    ------     ----    ----      ---
Operating expenses
  Research and development.........  20,361       811      133     280       65
  Sales and marketing..............   3,325        97       40      53       46
  General and administrative.......   5,175       153       36      63       22
  Special charges..................     --      4,579      --      --       --
                                    -------    ------     ----    ----      ---
    Total operating expenses.......  28,861     5,640      210     397      132
                                    -------    ------     ----    ----      ---
    Operating loss................. (28,773)   (5,632)    (162)   (358)     (78)
Interest expense...................     --         (1)     --      --       --
                                    -------    ------     ----    ----      ---
Net loss........................... (28,773)%  (5,633)%   (162)%  (358)%    (78)%
                                    =======    ======     ====    ====      ===

   Three Months Ended June 3, 2000 and May 31, 1999

   Net Revenues. Net revenues for the first three months of fiscal year 2001 were $15.8 million, an increase of $13.3 million, or 536%, as compared to $2.5 million for the first three months of fiscal year 2000. The increase in sales was driven by infrastructure expansion by existing Internet service provider customers and the addition of new service provider customers both in the United States and internationally.

   Cost of Revenues. Cost of revenues for the first three months of fiscal year 2001 was $7.3 million, an increase of $5.7 million, or 377%, as compared to $1.5 million for the first three months of fiscal year 2000. As a percentage of net revenues, the cost of revenues decreased to 46% from 62% for the same periods. The improvements are primarily due to revenue growth and a shift in product mix.

   Research and Development. Research and development expenses for the first three months of fiscal year 2001 were $10.2 million, an increase of $3.2 million, or 46%, as compared to $7.0 million for the first three months of fiscal year 2000. As a percentage of net revenues, research and development expenses decreased to 65% from 280% for the same periods. Approximately $1.2 million of the increase in research and development expenses related to Cabletron's transfer to us of its research and development group based in Reading, England during the first quarter of fiscal year 2001. Historically, these engineers worked on Enterasys products. The remaining increase resulted from increased personnel and related costs.

   Sales and Marketing. Sales and marketing expenses for the first three months of fiscal year 2001 were $7.3 million, an increase of $6.0 million, or 455%, as compared to $1.3 million for the first three months of fiscal year 2000. As a percentage of net revenues, sales and marketing expenses decreased to 46% from 53% for the same periods. The increase in sales and marketing expenses resulted primarily from the addition of sales and marketing personnel and increased commission expenses. We increased our marketing activities in order to promote our Riverstone brand. We expect sales and marketing expenses to increase significantly in absolute dollars as we continue to build our field sales and support organizations and expand our marketing activities.

   General and Administrative. General and administrative expenses for the first three months of fiscal year 2001 were $3.5 million, an increase of $1.9 million, or 119%, as compared to $1.6 million for the first three months of fiscal year 2000. As a percentage of net revenues, general and administrative expenses decreased to 22% from 63% for the same periods. The increase in general and administrative expenses is primarily due to the expansion of our operations and increased expenses for additional services provided under our Services Agreement with Cabletron to support our operations. We expect these costs to rise during the remainder of fiscal year 2001. Also, contributing to the increase in general and administrative expenses was stock based compensation of $263,000 associated with stock options granted to non-employees in the quarter ended June 3, 2000.

  Fiscal Years Ended February 29, 2000, February 28, 1999 and February 28,
1998

   Net Revenues. Net revenues for fiscal year 2000 were $23.1 million, an increase of $19.8 million, or 603%, compared to $3.3 million for fiscal year 1999. The significant increase in net revenues was primarily due to the introduction of several new switch router products, the addition of new service provider customers both in the United States and internationally and the increased product sales to existing customers. Net revenues for fiscal year 1998 were negligible.

   Cost of Revenues. Cost of revenues for fiscal year 2000 was $12.0 million, an increase of $9.0 million, or 298%, compared to $3.0 million for fiscal year 1999. As a percentage of net revenues, cost of revenues decreased to 52% from 92% for the same periods. The improvement in our gross margin was primarily due to economies of scale associated with increased net revenues and a shift in product mix. Cost of revenues for fiscal 1998 was negligible.

   Research and Development. Research and development expenses for fiscal year 2000 were $30.7 million, an increase of $4.1 million, or 15%, over fiscal year 1999. Research and development expenses for fiscal year 1999 were $26.6 million, an increase of $14.6 million, or 122%, compared to $12.0 million for fiscal year 1998. This increase was primarily due to the Yago Systems acquisition. Research and development expenses as a percentage of net revenues were 133%, 811% and 20,361% for fiscal years 2000, 1999 and 1998, respectively. The increase in research and development expenses for these periods was primarily due to increased personnel and continued design and development of our switch router products.

   Sales and Marketing. Sales and marketing expenses for fiscal year 2000 were $9.3 million, an increase of $6.1 million, or 191%, over fiscal year 1999. Sales and marketing expenses for fiscal year 1999 were $3.2 million, an increase of $1.2 million, or 62%, compared to $2.0 million for fiscal year 1998. Sales and marketing expenses as a percentage of net revenues were 40%, 97% and 3,325% for fiscal years 2000, 1999 and 1998, respectively. The increase in sales and marketing expenses for these periods was primarily due to increased personnel and sales commission expenses.

   General and Administrative. General and administrative expenses for fiscal year 2000 were $8.5 million, an increase of $3.5 million, or 70%, over fiscal year 1999. General and administrative expenses for fiscal year 1999 were $5.0 million, an increase of $2.0 million, or 65%, compared to $3.0 million for fiscal year 1998. General and administrative expenses as a percentage of net revenues were 37%, 153% and 5,175% for fiscal years 2000, 1999 and 1998, respectively. The increase from fiscal year 1999 to fiscal year 2000 was primarily due to increased infrastructure costs associated with the expansion of our business. The increase from fiscal year 1998 to fiscal year 1999 was primarily due to the Yago Systems acquisition.

   Special Charges. In March 1998, Cabletron acquired Yago Systems. The purchase accounting for this has been pushed down by Cabletron to Riverstone. The recorded cost of the Yago Systems acquisition was approximately
$165.7 million, including direct costs of $2.6 million. Based on an independent appraisal, approximately $150.0 million of the purchase price was allocated to in-process research and development. Accordingly, we recorded special charges of $150.0 million for this in-process research and development at the date of acquisition. Our consolidated results of operations include the operating results of Yago Systems from the acquisition date. The fiscal 1999 special charges also included $.4 million related to a write-off of manufacturing equipment.

   Income Taxes. Our operating results historically have been included in Cabletron's consolidated United States federal and state income tax returns. The provision for income taxes in these consolidated financial statements has been determined on a separate return basis. We have not recognized any deferred tax benefit for the net operating losses generated during the periods presented because Cabletron utilized them during these consolidated tax return years and they will not be available to us. Under the separate return method, we would not have been able to recognize the tax benefit. We have recorded a full valuation allowance against our deferred tax assets because our management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will be realized.

   If we establish foreign subsidiaries in the future, our mix of income before taxes in the various tax jurisdictions could cause our effective tax rate to fluctuate. Our tax liability after the date of our separation and prior to the date of Cabletron's distribution will be determined in accordance with our tax sharing agreement with Cabletron and its affiliates.

   Quarterly Results of Operations

   The following tables set forth our statement of operations data for each of our previous nine quarters, including these amounts expressed as a percentage of net revenues. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and, in the opinion of our management, reflects all adjustments, consisting only of normal recurring entries, necessary for a fair presentation of the information for the periods presented.

   The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                           Quarter Ended
                          ----------------------------------------------------------------------------------------
                           May 31,   Aug. 31,  Nov. 30,  Feb. 28,  May 31,  Aug. 31,  Nov. 30,  Feb. 29,  Jun. 3,
                            1998       1998      1998      1999     1999      1999      1999      2000      2000
                          ---------  --------  --------  --------  -------  --------  --------  --------  --------
                                                     (in thousands, unaudited)
Statement of Operations
 Data:
Net revenues............  $     110  $    284  $   933   $ 1,957   $ 2,480  $  2,844  $  4,992  $12,761   $ 15,778
Cost of revenues........        209       374      870     1,556     1,525     1,930     2,428    6,093      7,271
                          ---------  --------  -------   -------   -------  --------  --------  -------   --------
 Gross profit...........        (99)      (90)      63       401       955       914     2,564    6,668      8,507
Operating expenses:
 Research and
  development...........      6,504     7,465    6,887     5,791     6,949     8,373     7,964    7,405     10,177
 Sales and marketing....        774       716      886       812     1,315     1,713     2,431    3,820      7,295
 General and
  administrative........        922     1,333    1,406     1,364     1,573     2,398     2,577    1,985      3,544
 Special charges........    150,000       --       --        382       --        --        --       --         --
                          ---------  --------  -------   -------   -------  --------  --------  -------   --------
  Total operating
   expenses.............    158,200     9,514    9,179     8,349     9,837    12,484    12,972   13,210     21,016
                          ---------  --------  -------   -------   -------  --------  --------  -------   --------
  Operating loss........   (158,299)  (9,604)   (9,116)   (7,948)   (8,883)  (11,570)  (10,408)  (6,542)   (12,509)
Interest expense........          9         6        7         6         8         7         6        7          4
                          ---------  --------  -------   -------   -------  --------  --------  -------   --------
  Net loss..............  $(158,308) $(9,610)  $(9,123)  $(7,954)  $(8,891) $(11,577) $(10,414) $(6,549)  $(12,513)
                          =========  ========  =======   =======   =======  ========  ========  =======   ========

                                                          Quarter Ended
                          ----------------------------------------------------------------------------------
                          May 31,    Aug. 31,  Nov. 30, Feb. 28, May 31,  Aug. 31, Nov. 30, Feb. 29, Jun. 3,
                            1998       1998      1998     1999    1999      1999     1999     2000    2000
                          --------   --------  -------- -------- -------  -------- -------- -------- -------
                                                           (unaudited)
Percentage of net
 revenues:
Net revenues ...........       100%      100%     100%     100%    100%      100%     100%     100%    100%
Cost of revenues........       190       132       93       80      61        68       49       48      46
                          --------    ------     ----     ----    ----      ----     ----     ----    ----
 Gross profit...........       (90)      (32)       7       20      39        32       51       52      54
Operating expenses:
 Research and
  development...........     5,913     2,629      738      296     281       295      160       58      65
 Sales and marketing....       703       252       95       41      53        60       49       30      46
 General and
  administrative........       838       469      151       70      63        84       52       16      22
 Special charges........   136,364       --       --        19     --        --       --       --      --
                          --------    ------     ----     ----    ----      ----     ----     ----    ----
   Total operating
    expenses............  (143,818)   (3,350)    (984)    (427)   (397)     (439)    (260)    (104)   (133)
                          --------    ------     ----     ----    ----      ----     ----     ----    ----
   Operating loss.......  (143,908)   (3,382)    (977)    (406)   (358)     (407)    (208)     (51)    (79)
Interest expense........        (8)       (2)      (1)     --      --        --       --       --      --
                          --------    ------     ----     ----    ----      ----     ----     ----    ----
   Net loss.............  (143,916)%  (3,384)%   (978)%   (406)%  (358)%    (407)%   (208)%    (51)%   (79)%
                          ========    ======     ====     ====    ====      ====     ====     ====    ====

   While research and development expenses have increased year-over-year, quarterly expenses have varied significantly. In the quarters ended August 31, 1998, November 30, 1998, August 31, 1999, and June 3, 2000, we incurred increased levels of prototyping and certification expenses associated with new product introductions. Additionally, in the quarter ended June 3, 2000, Cabletron transferred to us its Reading, England research and development group resulting in an additional $1.2 million in research and development expenses.

   The significant increase in general and administrative expenses for the quarters ended May 31, 1999, August 31, 1999 and November 30, 1999, is primarily due to an increase in our provision for doubtful accounts associated with growth in our trade receivables.

Liquidity and Capital Resources

   Historically, our cash has been managed by Cabletron. Cash receipts associated with our business have been transferred to Cabletron periodically and Cabletron has provided funds to cover our disbursements. Accordingly, we have reported no cash or cash equivalents at February 29, 2000. On June 3, 2000, we reported cash of $55.5 million that, pursuant to our contribution agreement with Cabletron, was allocated to our intercompany cash account. Cabletron manages our cash through this intercompany account, pursuant to our services agreement with them.

   Cash used in operating activities was $2.7 million for the quarter ended June 3, 2000. Cash used by operating activities was $40.3 million in fiscal year 2000, $37.0 million in fiscal year 1999 and $16.1 million in fiscal year 1998. Cash used by operating activities in each of these periods was primarily attributable to increases in accounts receivable, inventories and other working capital items.

   Investing activities consisted of capital expenditures of $5.7 million in the quarter ended June 3, 2000, $4.1 million in fiscal year 2000, $3.8 million in fiscal year 1999 and $1.9 million in fiscal year 1998. Capital expenditures during these periods include production equipment, research and development equipment, computers, enterprise resource planning software applications and facility-related improvements.

   Cash provided by financing activities consisted of net transfers from Cabletron in accordance with our cash management arrangements with them.

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   Our future capital requirements will depend on a number of factors, including the timing and rate of the expansion of our business. We anticipate a substantial increase in our capital expenditures to support growth in operations and infrastructure. However, our underlying assumed levels of revenues and expenses may prove to be inaccurate. We may need to raise additional funds through public or private financing or other arrangements in order to:

  .  support more rapid expansion of our business than we anticipate;

  .  develop and introduce new or enhanced products or services;

  .  respond to competitive pressures;

  .  invest in or acquire businesses or technologies; or

  .  respond to unanticipated requirements or developments.

   Financing may not be available to us if needed, on favorable terms or at all. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If sufficient funds are not available, we may be unable to introduce new products and services, expand our sales force and service organization or compete effectively in our markets, any of which could materially harm our business, financial condition and results of operations.

   We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures over the next 12 months.

   Lease for Headquarters. Our principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility in Santa Clara, California, which is subject to a lease that was assigned to us by a subsidiary of Cabletron. The initial term of the lease expires on February 28, 2006. We expect the cost of this lease to be approximately $3.0 million for fiscal year 2001. The lease provides for annual increases in rent.

Quantitative and Qualitative Disclosures About Market Risk

   Interest Rate Risk. Pursuant to our services agreement with Cabletron, Cabletron provides us with a centralized cash management function. Cabletron maintains an investment portfolio consisting of cash and cash equivalents as well as short term investments. Cabletron has performed a sensitivity analysis assuming a hypothetical 50 or 100 basis point increase in interest rates. As of February 29, 2000, the analysis indicated that these hypothetical market measures would not have a material impact on the fair value of the investments. As of June 3, 2000, Cabletron managed $55.5 million on our behalf through the central treasury function. It is not practical to perform a similar analysis of our exposure, which would by nature of the consistency of the portfolio, present immaterial fair value movements to the hypothetical interest rate changes.

   Foreign Currency Exchange Risk. Pursuant to our services agreement with Cabletron, Cabletron manages our treasury risk management strategy. Cabletron's strategy has been to utilize foreign exchange forward and option contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the forward and option contracts are largely offset by gains and losses on the underlying exposure and consequently a sudden or significant change in foreign exchange rates would not have a material impact on future net income or cash flows. Similar to the discussion in interest rates, Cabletron performed a sensitivity analysis as of February 29, 2000 which resulted in immaterial fair value movements based on hypothetical exchange rate movements. Consistent with that analysis, our foreign currency exchange risk, as it relates to fair value, is immaterial. We are currently evaluating our exchange rate risk management strategy. We do not currently or in the future intend to utilize derivative financial instruments for trading purposes.

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Recent Accounting Pronouncements

   In June 1998 and June 1999, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year ending May 31, 2002. We believe that adoption of these statements will not have a significant impact on our financial results.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Statement of Position 98-1 requires that entities capitalize costs related to internal-use software once certain criteria have been met. We adopted Statement of Position 98-1 in our first quarter of fiscal 2001. The adoption of this statement did not have a significant impact on our financial results.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. We have adopted SAB 101 and the adoption did not have a material impact on our financial statements.

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                                   BUSINESS

Overview

   We are a leading provider of metropolitan area Internet infrastructure solutions that enable service providers to deliver advanced applications and value-added services to their customers. As end-user demand for sophisticated services expands beyond basic bandwidth and connectivity, service providers are seeking to build networks with advanced capabilities to offer these new services. Our products consist of advanced switch routers and web switches that enable service providers to offer a wide range of business applications and services that increase revenue and reduce customer turnover.

   Our customers include traditional Internet service providers, content hosting and application service providers, building local exchange carriers, and metropolitan service providers. Our top customers by revenue for the period March 1, 1999 to June 3, 2000 were AT&T, British Telecom, Cable and Wireless, CAIS Internet, Clearwire Technologies, DeTeLine, Earthlink, IntelliSpace, Interlan Communications, MCI WorldCom, Metricom, NetRail, Sonera Solutions, Telia, Telecom Italia, Telseon, Time Warner, UUNET and Vitts Networks. We sell and market our products primarily through our direct sales organization and value-added resellers.

Industry Background

   Demand for Internet-based Solutions is Driving Network Services

   The Internet has quickly developed into a mass medium for both communication and commerce, with the number of households and businesses that use the Internet expected to increase significantly over the next several years. According to International Data Corporation, an independent research firm, the number of commercial users of the Internet worldwide is expected to increase from 109 million in 1999 to approximately 348 million by the end of 2003.

   The Internet is currently undergoing a fundamental transformation. Historically, Internet content and services were centralized, forcing the vast majority of Internet traffic to traverse the Internet backbone to reach the end-user. Today, with advances in technologies that manage and distribute content, Internet applications and services are being distributed to sites closer to the end-user. These sites are typically located within the metropolitan area, where there is a high concentration of businesses and consumers. As a result, the bulk of Internet traffic is now generated and consumed within metropolitan areas. In parallel, improved technology is significantly increasing the amount of data, or bandwidth, that can be transmitted between the network and the end-user, commonly known as the last-mile. These trends have led to the rise of the metropolitan area network, or MAN, which extends from the end-user to the Internet backbone. The increased prominence of the MAN is transforming the Internet into a mesh of interconnected metro networks that are linked together by the Internet backbone.

   The growth in Internet usage and the emergence of the MAN have driven the creation of a new generation of more sophisticated and data-intensive applications and services. These services are evolving in response to end-user demands, as well as the need of service providers to develop new, more profitable sources of revenue. They are being offered by a broad array of service providers, including traditional telecommunications carriers and Internet service providers, or ISPs, as well as a new breed of content hosting and application service providers, or ASPs, building local exchange carriers, or BLECs, and metro service providers, or MSPs.

   Emergence of Service Providers in the Metropolitan Area Network

   Traditional Internet Service Providers. ISPs have traditionally provided basic connectivity and access to the Internet. With the increasing commoditization of bandwidth and the rise of business services in the MAN, we believe that ISPs will need to expand their service offerings to retain their existing customers and capture higher margin revenue opportunities in new markets.


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

   Content Hosting and Application Service Providers. Content and web hosting service providers offer secure, reliable and managed access to web pages, e-mail services, and data storage. Application service providers supply their customers with outsourced software applications ranging from business automation to productivity enhancing tools. Both content hosters and ASPs house their operations in hosting centers that are typically located in the MAN.

   Building Local Exchange Carriers. BLECs provide small and medium-sized businesses located in office buildings with local area network, or LAN, services and connectivity to the Internet. To increase efficiency, BLECs typically aggregate network traffic from multiple buildings. Commercial real estate owners often give access rights to multiple BLECs which must then compete based on the price and competitiveness of their service offerings.

   Metropolitan Service Providers. MSPs provide metropolitan communication backbones and access over fiber optic cables to connect BLECs, content hosting and application service providers, and businesses via high bandwidth connections. To do this, MSPs build their own networks or lease fiber optic cables, where available, allowing them to bypass the local telephone company's slower last-mile connection to end-users. This allows MSPs to provide end-users with high-capacity, low-cost bandwidth and shorter provisioning times.

   Requirements of Service Providers in the MAN

   Advanced services delivered over the Internet are increasingly important to businesses, creating new opportunities for service providers. Businesses are outsourcing their information technology departments, subscribing to mission-critical enterprise resource software, using video conferencing, accessing streaming media applications for in-house training, engaging in commercial transactions, and communicating with their customers over the Internet.

   To enable the delivery of these applications and services, service providers must deploy networks with increasing levels of availability, reliability and security. Service providers must also be able to differentiate their offerings from those of their competitors, while rapidly deploying new services. Additionally, they must be able to employ innovative pricing and billing models. At the same time, their network infrastructure must be cost-effective to operate, and must minimize the expense of adding new capabilities and technologies as they become available in the future.

   Network Availability, Reliability and Security. End-user customers expect mission-critical business services delivered over the Internet to have the same level of availability and reliability as does the traditional telephone network. As a result, service providers are demanding that equipment installed in the network meet carrier-class requirements for reliability and interoperability. New equipment must be easily integrated into the existing network and must not increase the complexity of the service providers' operational support systems, or OSS. Service providers also need to enforce network security measures to prevent unauthorized use of their services or access to their customers data. In order to meet this need, the network equipment deployed by service providers must support industry standards for network and e-commerce security and provide mechanisms to control network access.

   Service Creation Model. In order to maintain and grow their customer base, as well as develop new sources of revenue, service providers must be able to differentiate themselves from their competitors by offering a wide range of advanced applications and value-added services tailored to their customers' needs. At the same time, they must provide support for the introduction of new services as the Internet evolves and users demand more advanced networking solutions.

   Service providers' ability to deliver these services is limited by their currently installed equipment. These current limitations include:

  . Inadequate bandwidth management. Services being deployed today impose bandwidth demands that vary rapidly, unexpectedly and over a wide range. Network equipment must be able to respond to these variations in real-time and must offer the ability to dynamically manage network demands;

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

  . Minimal provisioning capabilities. Provisioning of services to customers is time consuming and costly, resulting in slower time-to-market and decreased revenue;

  . Rudimentary accounting and billing. Billing and accounting mechanisms are not sufficiently flexible to allow for time-of-day, usage-based and customized pricing;

  . Poor quality of service prioritization. Delay-sensitive applications, such as voice or video, do not receive adequate prioritization under heavy network loads, thereby unacceptably degrading service; and

  . Primitive content delivery. Data in an Internet packet is typically carried in a seven layer hierarchical format. Layers 1 to 3 contain network address information for correct delivery of the data while layers 4 to 7 carry the end-user application information. Today's infrastructure fails to provide the ability to actively manage content distribution and access in a manner that ensures high availability and efficient delivery.

   Extensible Service Delivery Platform. Service providers are required to design and operate networks that adapt to the rapidly evolving demands of end-users, as well as changes in their business environment. They must be able to add new services and technologies without disrupting operations, replacing existing infrastructure or redesigning network architecture. They must also be able to deploy their services across diverse network infrastructures, accommodating a mix of legacy and next generation network technologies, such as asynchronous transfer mode, or ATM, synchronous optical network, or SONET, and Gigabit Ethernet.

   Cost-effective Infrastructure. As service providers increase the sophistication of their offerings to end-users, their network infrastructure grows exponentially more complex. Without careful management and planning, this complexity can result in unacceptable increases in cost. As a result, service providers focus significantly on the capital and operating costs of the equipment to be deployed in their network.

   Several factors contribute to the overall cost-effectiveness of networking equipment, including:

  .  low initial capital investment and cost of deployment;

  .  high port density and small footprint;

  .  modularity for future expansion to meet rapid growth;

  .  ease of support, integration and management; and

  .  remote configuration to avoid costly on-site service calls.

   Current networking equipment has been generally designed to transmit data reliably, but not to support current or future applications or value-added services. Existing infrastructure equipment that does offer enhanced functionality is typically not cost-effective, nor is it able to support next generation services without suffering a degradation in performance. We believe that the need to package services with connectivity is driving service providers to purchase infrastructure equipment that enables cost-effective delivery of complex services over the Internet.

Our Solution

   We design and manufacture routers and switches that enable service providers to convert optical and electrical bandwidth into value-added services for their customers. Our products deliver advanced service creation features such as bandwidth provisioning, traffic accounting, data classification, application prioritization and Internet routing. Using our switch routers, service providers can rapidly deploy services across a range of optical and electrical infrastructures. In all of our products we combine our RapidPath application specific integrated circuit, or ASIC, technology with our proven RapidOS operating system and our Intelligent Service Router Architecture.

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

   Our products benefit customers in several critical ways:

   Network Availability, Reliability and Security

   Our product architecture is designed to provide high levels of network availability and reliability, even under heavy network traffic conditions. We achieve this by combining our feature-rich ASICs, proven software and a scalable hardware architecture. We have demonstrated in existing customer networks that our hardware and software products, including our RapidOS operating system, are interoperable with a variety of products from other vendors. Over the past four years, through close relationships with our customers, we have developed a testing environment that includes extensive real world configurations, allowing us to deliver robust products. Our products meet numerous regulatory requirements and our most advanced products are designed to be NEBS compliant. Our RapidOS operating system also incorporates numerous security protocols for supporting virtual private networks and secure network access.

   Service Creation

   Since our inception, we have designed our products as platforms on which service providers can deliver sophisticated and differentiated services. The following are some of the key service enablers that are embedded in our products.

   Bandwidth Management. We believe that the capabilities of our RS family of switch routers are unique in the extent of their capabilities to dynamically manage bandwidth in real-time, without sacrificing network performance. Our RapidOS allows our customers to remotely set bandwidth limits from one kilobit to one gigabit. We also utilize an open application programming interface, or API, that enables our products to easily integrate with leading bandwidth management solutions.

   Provisioning. Our highly flexible open API enables service providers to quickly integrate our products into their provisioning architectures using commercial or custom provisioning tools. As the end-user's needs change, simple commands delivered remotely to our network equipment can instantly and inexpensively set-up, modify or tear down connections.

   Accounting and Billing. Our RS family of switch routers supports hardware-based accounting, allowing service providers to capture accurate, real-time customer billing information without affecting network performance. This ability to collect real-time customer billing information can allow service providers to create and offer advanced pricing structures tailored to their customers' needs by usage, by time-of-day and by location. By providing an open API, our products can easily integrate with leading billing solutions.

   Quality of Service. Our products separate traffic into multiple service classes based on end-user identity, application type, time-of-day and other attributes. Our sophisticated traffic shaping and quality of service features allow service providers to dynamically prioritize these classes of traffic. This differentiation of traffic by our products improves service quality for delay-sensitive or high-priority traffic such as voice or video.

   Content Delivery. To optimize content delivery, our products offer network-wide capabilities to create the shortest and most reliable path between the end-user and the content. This is accomplished through advanced traffic management using a broad range of standard Internet routing protocols such as Border Gateway Protocol, or BGP, Open Shortest Path First, or OSPF, Intermediate System to Intermediate System, or IS-IS, and Differentiated Services, or DiffServ. Our products' Layer 4 to 7 capabilities allow service providers to implement traffic load balancing, redirection and policing without compromising network performance.

   Extensible Service Delivery Platform

   Our products are designed to operate and adapt to the rapidly evolving demands of our customers' network infrastructure. Our Intelligent Router Service Architecture scales with the needs of service providers. Additional line cards can be inserted into our modular platform to increase bandwidth capacity. If bandwidth is exhausted in

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

one chassis, service providers can link multiple chassis together to obtain additional capacity. Our RapidOS operating system has demonstrated in current customer networks that it can scale in the face of increasing Internet traffic while continuing to manage bandwidth, deliver routing throughput, and provide value-added services. Critically, new technology interfaces and RapidOS upgrades can be added to in-service chassis without disrupting existing operations. The modular design of our products enables the rapid and elegant addition of new services without requiring re-design of network architecture or replacement of existing infrastructure equipment.

   We integrate a large number of performance-sensitive functions into our RapidPath ASICs in order to ensure that network performance does not degrade when these functions are used. In contrast, other equipment vendors often implement similar functionality in software, resulting in slower speeds for comparable features.

   Our products support optical cable, and legacy copper interfaces to ensure that services can be quickly provisioned across a broad range of media types. This means that service providers using our switch routers can rapidly deploy services across almost any infrastructure. Significantly, this broad range of support is delivered in a single chassis, eliminating the need to purchase multiple solutions or consume limited space.

   Cost-effective Infrastructure

   Our products offer a cost-effective solution to service providers. Service providers can start with a low initial capital expenditure without sacrificing the ability to add bandwidth as demand increases. The exceptional performance of our products, even with accounting and billing functionality enabled, allows service providers to maximize the bandwidth available to handle network traffic. By implementing the functionality of our solution into our RapidPath ASICs, billing and accounting features do not slow down the performance of our switch routers, unlike software-based approaches. This helps our customers maximize the value of their bandwidth by maintaining the speed of their network. Through our dynamic provisioning capabilities, service providers can reduce their operating costs by eliminating the need to send crews out into the field to provision service. Our products also offer high port density, which means our chassis occupies less space in expensive hosting facilities. Additionally, our wide array of media interfaces allows service providers to choose the most cost-effective and readily available access media to connect to their customers, enabling rapid service deployment and accompanying time-to-market advantages.

Our Strategy

   We intend to become the leading provider of advanced optical and electrical networking solutions to service providers in metropolitan area networks. The key elements of our growth strategy are to:

   Focus Exclusively on the Service Provider Market. We will continue to focus on the service provider market, and keep every aspect of our customer relationships tuned to our customers' specialized requirements. By aligning our entire organization behind the particular needs of service providers, we believe we are able to respond more rapidly than our competitors to the swiftly evolving service provider market. Our products are tailored for the MAN environment, avoiding the trade-offs inherent in general purpose products designed to serve the disparate needs of multiple markets. Our exclusive focus enables us to drive innovation in the MAN marketplace.

   Build upon our Position as a Leading Developer of Service Creation Platforms. Since inception, we have designed our platforms to enable service providers to deliver advanced applications and value-added services. Over the past four years, we have established close working relationships with our key customers. These relationships help us to anticipate emerging business trends and deliver the new features necessary to create next generation service offerings. We intend to leverage our position as a technology innovator to sell our products to service providers and become the vendor of choice in the MAN.

   Expand Existing and Develop Next Generation Products. We intend to extend our technological leadership by continuing to invest significantly in our existing RapidOS operating system and RapidPath ASIC designs. We intend to further leverage the breadth and maturity of our existing products to develop our next generation

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

solution. We are currently using our third generation ASICs in the development of additional network interfaces that will support our customers' applications and the anticipated growth in network size and service requirements. Our RapidOS currently supports Multi Protocol Label Switching, or MPLS, to statically configure information paths between two points using data tags. We are developing extensions to our MPLS technology that will permit these information paths to be configured dynamically.

   Continue to Expand our World-Class Engineering Team. We have assembled a team of over 200 highly skilled engineers with extensive experience in the fields of high-speed microprocessor design, high-end computing, networking equipment design, Internet routing protocols and embedded software. The experience of our engineering teams ranges from delivering very large, highly integrated ASICs to deploying super-scalable Internet software. We divide our engineering resources into three distinct teams. Our first two teams are focused exclusively on expanding the breadth and improving the competitive position of our RS switch router and IA web switch product families. This allows us to focus a third engineering team solely on the development of our next generation products. We will continue to add skill sets and deepen our engineering teams in order to deliver the highest quality products and service to our customers.

   Expand our U.S. and International Sales Presence. We primarily use a direct sales model in North America through which we establish strong relationships at multiple levels in our customers' organizations, including with key individuals who are responsible for infrastructure build-out and service planning for their businesses. We intend to develop indirect sales channels, including the equipment resale divisions of content and application service providers. These resale divisions recommend and sell infrastructure equipment to their customers to support the content and application servers co-located in the service providers' facility. Internationally, we are growing our existing direct sales force and are in the process of expanding and establishing relationships with leading distributors and vendors of telecommunications equipment in both Asia and Europe.

Technology

   Our core technology consists of our RapidOS software operating system, our Intelligent Service Router Architecture, and our RapidPath ASICs. These key elements of our technology are incorporated into all RS switch router and IA web switch products. By internally developing and maintaining critical hardware and software components for our systems, we believe the performance and features of our systems are superior to those of our competitors whose designs are based around third party general purpose components. Our modular system architecture, coupled with our ownership of core hardware and software, enable us to create new Internet application solutions by rapidly developing new interfaces, new features and new form factors, or sizes, for our products.

   RapidOS Operating System. RapidOS, our standards based software, controls the features and functionality of the RS switch router and IA web switch platforms. Our internally developed and maintained RapidOS has been hardened over a three year period in a variety of service provider networks. RapidOS incorporates a set of service enablers matched to the demands of service providers, such as traffic engineering, bandwidth control, network traffic classification, and network security. RapidOS's Internet Business Intelligence Gathering, or iBIG, feature allows service providers to collect traffic statistics and billing data in real time. RapidOS also supports all standard Internet class routing protocols and a complete set of industry standards based Layer 2 features. RapidOS has the ability to perform classification, filtering and forwarding using application identifiers in the packet. RapidOS provides traffic load balancing and content management of e-commerce applications by using Layer 4 to 7 functionality. RapidOS also has provisions for delivering network level redundancy at Layer 2 and Layer 3. Our RapidOS currently supports MPLS to statically configure information paths between two points, using data tags.

   Intelligent Service Router Architecture. Our product architecture delivers wirespeed performance, using distributed, hardware-based packet forwarding engines on each line card, high performance switching fabrics and a centrally located routing engine running RapidOS. These elements combine within our architecture to deliver the capacity, reliability and features that are necessary to build and expand our customers' metropolitan networks.

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

   By separating out the higher level software functions onto the routing engines and the lower level packet processing functions such as network traffic forwarding, classification, accounting and security functions into the line cards we are able to achieve wirespeed performance and service creation across our products.

   The performance of our products scales linearly as line cards are added to the base system because traffic forwarding is done on the line cards. Our flagship RS32000 platform can handle a maximum performance of 90 million packets per second when all of its line cards are used. Product scalability provides an attractive deployment scenario for growing service providers who can initially deploy systems at a low cost of entry. These systems can then be upgraded gradually by adding more line cards and switching to faster speed interfaces to match growing bandwidth demand. Our modular system architecture also allows us to offer a range of products with different form factors and price-points by taking advantage of our flexible hardware and software platform.

   RapidPath ASIC Technology. Switching fabrics and forwarding engines used in our products are implemented using internally developed ASICs that are designed specifically for our Intelligent Service Router Architecture. The ASICs used in the forwarding engine are designed to facilitate the rapid implementation of a family of line cards that support various copper and optical network interfaces from 1.5 megabits per second for a T1 line up to 10 gigabits per second for an optical carrier 192, or OC-192, line. Our control over the design and development of ASICs and the close interaction between our hardware and software teams have enabled us to implement most of the performance critical system level features in hardware and to optimize the hardware-software interface for maximum performance. Most of the service enabling features like rate control, quality of service and accounting are designed into the ASICs to increase the speed of the services, even at multi-gigabit rate.

Riverstone Products

   We offer a wide variety of products to effectively address the broad metropolitan network needs for access, content delivery, aggregation and edge routing applications.

   RS32000 Intelligent Edge Router. Our intelligent edge routers aggregate traffic in SONET based networks, deliver Gigabit Ethernet for Internet protocol over fiber cables in new metropolitan area networks and provide high speed SONET up-links to the Internet backbone. Intelligent edge routers are also used for aggregating network traffic in co-location centers.

   The RS32000 is our intelligent edge router product. RS32000 is capable of aggregating traffic from a wide variety of access technologies. RS32000 is optimized for high port density and high reliability and can provide up to 90 million data packets per second routing performance. All RS32000 line cards contain all of the service enabling features of Riverstone's Intelligent Service Router Architecture.

   RS8000/8600 Metro Service Routers. The metro service routers are used as the access or aggregation platform where small form factor and low power consumption is required. Metro service routers must support a wide variety of interfaces and service-enabling features. These products aggregate the network traffic and pass it on to the intelligent edge router.

   The RS8000 and RS8600 are our metro service router products. The RS8000 and RS8600 are designed specifically to be service delivery platforms across both the optical and electrical segments of the metro network infrastructure. As an aggregation platform, the RS8000 and RS8600 offer high port density in a small form factor. As an access platform, the RS8000 and RS8600 are ideal for fiber optic cable connectivity in building backbones and data center in co-location facilities. The RS8000 and RS8600 are capable of aggregating traffic from a wide variety of access technologies. All RS8000 and RS8600 line cards contain all of the service enabling features of Riverstone's Intelligent Service Router Architecture. The RS8000 and RS8600 use the same line cards, thus offering maximum flexibility for upgrades.

   RS2000/3000 Metro Access Routers. Our metro access routers are used by BLECs and MSPs for interconnecting end-users with metro aggregation facilities. Metro access routers must support traditional connectivity as well as advanced optical modules for Gigabit, ATM and Packet over SONET up-links.

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   The RS2000 and RS3000 are our metro access routers with hardware routing capability. The RS2000 and RS3000 routers support traditional connectivity as well as advanced optical modules. The RS2000 and RS3000 products incorporate all the routing, switching, traffic engineering, accounting and security features of the rest of switch router platform but in a smaller, lower cost platform. The RS2000 and RS3000 share the same line cards, thus offering maximum flexibility for upgrades.

   IA1100/1200 Web Switches. Web switching products are used for content balancing and web switching by content/application service providers. The IA1100 and IA1200 are our web switches that support local server load balancing, global site load balancing and web cache redirection functions. In addition, the web switch products support a full-featured set of Layer 2, 3 and 4 switching and routing functions. They also support an extensive set of server testing to confirm that servers are performing properly -- from low level physical connectivity to proper content presentation and database interaction.

   Wide Array of Supported Line Cards

   The following are the line cards supported by our products.

                                RS 32000 RS 8000/8600 RS 2000/3000 IA 1100/1200
-------------------------------------------------------------------------------
  10 Gigabit Ethernet               D
-------------------------------------------------------------------------------
  Packet over SONET OC-
   48c/STM-16                       D
-------------------------------------------------------------------------------
  Packet over SONET OC-
   12c/STM-4                        X          X
-------------------------------------------------------------------------------
  Packet over SONET OC-3c/STM-
   1                                           X            X
-------------------------------------------------------------------------------
  4 or 8 Gigabit WDM                D
-------------------------------------------------------------------------------
  Gigabit GBIC (SX/LX/LLX)          X
-------------------------------------------------------------------------------
    1000 Base-LH (70Km reach)                  X            X
-------------------------------------------------------------------------------
    1000 Base-LX                               X            X
-------------------------------------------------------------------------------
    1000 Base-SX                               X            X            X
-------------------------------------------------------------------------------
  1000 Base-T (copper GigE)                    X            X
-------------------------------------------------------------------------------
  ATM OC-12c                                   X
-------------------------------------------------------------------------------
  ATM OC-3c/DS3                                X            X
-------------------------------------------------------------------------------
  10/100 Base-TX                    X          X            X            X
-------------------------------------------------------------------------------
  100 Base-FX                                  X            X
-------------------------------------------------------------------------------
  Channelized T3 with CSU/DSU       X          X
-------------------------------------------------------------------------------
  High speed serial
   interconnect (HSSI)                         X            X
-------------------------------------------------------------------------------
  Channelized T1 with CSU/DSU                  X            X
-------------------------------------------------------------------------------
  Multi-rate serial WAN                        X            X
-------------------------------------------------------------------------------
  Cable Modem Termination
   System (CMTS)                               X            D

A checkmark indicates that the line card is currently available for the listed product. A "D" indicates that the line card is currently under development.

Research and Development

   As of September 2, 2000, we employed 206 people in our engineering and research and development organization with the majority located in our Santa Clara, California corporate headquarters. We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products. To achieve this goal, our research and development department is organized into three teams that work in parallel to develop successive generations of networking products. We have assembled a team of skilled engineers with extensive experience in the fields of high-speed microprocessor design, high-end computing, network system design, Internet routing protocols and embedded software. These individuals have been drawn from leading computer, data networking and telecommunications companies. The engineering team's collective experience ranges from building complex hardware and software, to delivering very large, highly integrated ASICs and scalable Internet software. Before commencing active development on any product, we complete a thorough market analysis and identify the key customer requirements while taking into account emerging industry standards. We then use our established project management processes to guide the development of the product through completion.

   We are currently using our third generation ASICs in our products. We are also developing additional network interfaces targeted to our customer applications and continuing to develop next generation technology to support the anticipated growth in network size and service requirements. We are developing high-speed optical interfaces like POS OC-48, 10 gigabit Ethernet and 4 or 8 gigabit wave division multiplexing, or WDM. We also have a new product platform in development that can offer OC-768 interfaces. We continue to expand the functionality and scalability of our RapidOS including advanced MPLS implementations.

Customers

   Our customers primarily consist of Internet service providers, content hosting and application service providers, building local exchange carriers and metropolitan service providers. As of February 29, 2000 we had approximately 100 customers, the majority of which were ISPs and MSPs located in the United States and Europe. The following is a list of our customers, each of which generated at least $425,000 in revenue for the period March 1, 1999 to June 3, 2000:

   AT&T                    IntelliSpace            Telecom Italia
   British Telecom         Interlan Communications Telia Affarsomrade Nationale
   Cable and Wireless      MCI WorldCom            Telseon
   CAIS Internet           Metricom                Time Warner
   Clearwire Technologies  NetRail                 UUNET
   DeTeLine                Sonera Solutions        Vitts Networks
   Earthlink

   The following examples illustrate how some of our customers have deployed our products.

   IntelliSpace. IntelliSpace is a provider of commercial in-building, Ethernet-based Internet access and advanced data solutions. IntelliSpace selected us as its primary supplier of Fast Ethernet and Gigabit Ethernet Layer 2 and Layer 3 switches based upon functionality, port density, management, price and the responsiveness of our service and technical organization. Our RS switch routers are deployed in fully redundant configurations to efficiently and reliably manage the large traffic volumes that traverse IntelliSpace's network. Our RS switch routers are currently used in IntelliSpace's network to provide connectivity to over 85 million square feet of office space throughout the United States.

   Telseon. Telseon, a MSP, delivers scalable bandwidth to service providers, data centers and businesses. Telseon wanted to build a high-speed, secure network that could scale and be provisioned to meet the bandwidth needs of its customers. Telseon's customers can purchase bandwidth through a secure web-based interface, which is then instantly provisioned across their network. They needed our bandwidth-on-demand features to deliver 1 megabit per second to 1 gigabit per second bandwidth to their customers. They chose our products based on features, price and support. Their network includes our RS8600, RS8000 and RS2000 products. Telseon also uses our advanced management features to instantly provision security and bandwidth.

Sales and Marketing

   We sell and market our products primarily through our direct sales organization, value-added resellers, and original equipment manufacturers. As of September 2, 2000, we employed 122 people in our sales and marketing organizations.

   Sales

   North American Sales. Our North American direct sales force, which is divided into Western and Eastern regional operations, focuses on large service providers. Account managers work as a team with account-focused systems engineers to provide our customers with guidance and assistance on the evolution of their network as it relates to the deployment of our products. Our systems engineers also help in defining the features that are required for our products to be successful in specific applications. Our sales team maintains contact with key individuals who have service planning and infrastructure build-out responsibility within our customers' organizations.

   Value-added Resellers. We have complemented our direct sales effort in the United States with several highly focused value-added resellers. Our arrangements with value-added resellers typically have been non-exclusive and provide the value-added reseller with discounts based upon the volume of their orders.

   Original Equipment Manufacturers. To increase penetration into the cable operator market, we have established a strategic distribution relationship with Terayon, who we believe offers complementary products to ours and has established significant customer relationships with cable operators and multiple system operators, or MSOs. Our agreement allows Terayon to distribute our products on a worldwide, non-exclusive basis with discounts tied to contractual minimum volume purchases, and the offering of the first and second levels of support to their customers. We intend to add and maintain a limited number of relationships with other key strategic original equipment manufactures, or OEMs, who may offer products or distribution channels that complement ours.

   International Sales. Our international sales are generated by a combination of direct and indirect sales efforts. Our European operation is headquartered in London, with sales offices in Spain, Italy and the Netherlands. Our Asia Pacific operation is headquartered in Singapore with offices in Japan and China. In addition to direct sales, we partner with a select group of distributors and resellers both in Europe and Asia Pacific.

   Marketing

   Our marketing objectives include building market awareness and acceptance of the Riverstone brand and our products, as well as generating qualified customer leads. Our marketing activities include participation in tradeshows and technical conferences, preparation of sales tools, business cases, competitive analyses and other marketing collateral, and sales training, as well as the publication of press releases, new product information and educational articles in industry journals, maintenance of our web site and direct marketing to prospective customers.

Service and Support

   We believe that a broad range of support services is critical to the development of long-term relationships with customers. We are committed to providing our customers with the highest level of service and support through our internal organization and arrangements with third parties. As of September 2, 2000, we employed six people in our customer service and support organization, the majority of whom are located in our Santa Clara, California corporate headquarters.

   We deliver our support services to customers using a three-tier support model. Our first tier of support services is technical assistance through telephone support, which was historically provided to us by Cabletron and later Enterasys. We have recently entered into an arrangement with Digital Equipment (India) to provide these first call support services to our customers and are in the process of transitioning these services from Enterasys to Digital Equipment (India). The outsourcing of this level of support allows us to maintain a small internal support group focused on the resolution of more complex customer problems. We internally provide field support services, our second tier of support services, to our customers when telephone support is not sufficient to address the issue, and are considering possible third party providers to enhance these services. If the first two tiers of our customer service and support team are unable to resolve an issue themselves, they duplicate the problem scenario and provide detailed information to our experts in our engineering department who serve as the third level of the customer support team. We have established strict problem escalation guidelines to ensure that the appropriate technical resources and management attention are focused on customers problems in a timely manner.

Manufacturing

   We have developed a strategic relationship with Flextronics International and its affiliates, under which we have completely out-sourced our manufacturing activities. We historically outsourced certain manufacturing activities to PCB Assembly prior to its acquisition by Flextronics. In addition, Cabletron entered into an agreement with Flextronics providing for the manufacture and sale of certain products by Flextronics for Cabletron and its affiliates which has been assigned to Enterasys by Cabletron. We have entered into an agreement with Enterasys confirming our right to obtain products under this agreement either directly from Flextronics or by resale from Enterasys. Flextronics manufacturers our RS switch router and IA web switch products in Sunnyvale, California and our RS switch router products in Limerick, Ireland.

   Under our relationship with Flextronics, we design, specify and monitor all of the tests that are required to meet internal and external quality standards. Flextronics procures materials, undertakes final assembly of prototype and production products, tests our products and ships them to our customers. This strategic relationship allows us to concentrate on further developing our offerings and eliminates the need to dedicate resources to manufacturing activities. This arrangement also allows us to adjust manufacturing volumes quickly to meet changes in demand.

   We design our ASICs and printed circuit boards and work closely with our partners on future component selection and design support. All materials used in our products are processed through a full qualification cycle and our sourcing is controlled by the use of an approved vendor listing. To test our products, we perform extensive examinations of all printed circuit board assemblies, full functionality verifications, 24 hour burn-in and power-cycling at maximum and minimum configuration levels. Our ASICs are manufactured by NEC using its 0.35 micron process and Lucent using its 0.25 micron process. NEC and Lucent are responsible for all aspects of the production of our ASICs using our proprietary designs. We periodically evaluate these and other ASIC vendors to identify the best fit with our ASIC technology needs.

Competition

   There is significant competition in the market for network equipment. Our existing and potential competitors are numerous and include established companies such as Cisco Systems, Extreme Networks, Foundry Networks, Juniper Networks, Lucent, Nortel Networks and Siemens, as well as other smaller public and private companies. Several of these companies have been in business longer than us and have substantially greater financial, marketing and development resources than we have, which we believe may put us at a competitive disadvantage. Many of these competitors have substantially greater financial resources than we do and are in a better position than us to provide customers total network infrastructure solutions. In addition, many of these competitors have announced plans to introduce or develop new products that are likely to compete with our product offerings. Future consolidation in our industry is a distinct possibility, and acquisitions by, or mergers among, our competitors could expand their product offerings and hasten their development of new technologies, providing them with a competitive advantage.

   We believe that the principal competitive factors in the market for metro networking equipment include product performance, reliability, security, expandability, features and cost-effectiveness. We believe that to be competitive in the network equipment market we must deliver products that:

  . provide extremely high network reliability and security and high performance capabilities;

  .  allow service providers to offer value-added services;

  .  scale easily and significantly with minimal network disruption;

  .  interoperate with existing network designs and equipment vendors;

  .  provide versatility of interfaces; and

  .  provide a cost-effective solution for service providers.


   If we are unable to compete successfully against our current and future competitors, we are likely to experience price reductions, reduced gross margins and a loss of market share, any one of which could materially harm our business, operating results and financial condition.

Intellectual Property

   We have designed three generations of ASICs that are the key components in our switch router and web switch products. Our first two generations are manufactured by NEC and our latest generation, our RapidPath family, is manufactured by Lucent. Our RapidPath ASICs are used in our most advanced RS32000 products and our new RS3000 metro access router. We are currently developing a next generation family, the RapidPath-X. Each successive generation of ASICs has allowed faster network interfaces, greater service provider functionality and increased port density. Both we and Enterasys share the basic technology embedded in the ASICs manufactured by NEC. However, we are not obligated to share with Enterasys our RapidPath and RapidPath-X families or service provider specific network interfaces.

   Our Intelligent Switch Router Architecture requires an operating system that takes full advantage of the features in our ASICs system. While we also share with Enterasys some of the basic technologies of our operating system, we have enhanced and customized our RapidOS operating system to address specific needs of the service providers in the metropolitan area.

   To protect our intellectual property, we generally rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. We currently have nine patents in the United States, of which 4 are jointly owned with Enterasys, and 20 patents pending in the United States and abroad, of which 11 are shared with Enterasys. Our RapidOS operating system was developed internally and is protected by United States and other trade secret and copyright laws. These legal protections provide only limited protection. Further, the market for Internet infrastructure solutions is subject to rapid technological change. Accordingly, while we intend to continue to protect our proprietary rights where appropriate, we believe that our success in maintaining a technology leadership position is more dependent on the technical expertise and innovative abilities of our personnel than on these legal protections.

   Despite our efforts to protect our proprietary technology, we cannot assure you that the steps taken by us will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. The laws of many countries do not protect our proprietary technology to as great an extent as do the laws of the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of invalidity. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Any resulting litigation could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business and financial condition.

Legal Proceedings

   A consolidated class action lawsuit purporting to state claims against Cabletron and certain officers and directors of Cabletron was filed in the United States District Court for the District of New Hampshire and, following transfer, is pending in the District of Rhode Island. The complaint alleges that Cabletron and several of its officers and directors disseminated materially false and misleading information about Cabletron's operations and acted in violation of Section 10(b) of and Rule 10b-5 under the Securities Exchange Act of 1934 during the period between March 3, 1997 and December 2, 1997. The complaint also alleges that certain of Cabletron's accounting practices resulted in the disclosure of materially misleading financial results during the same period. More specifically, the complaint challenged Cabletron's revenue recognition policies, accounting for product returns, and the validity of certain sales. The complaint does not specify the amount of damages sought on behalf of the class. Cabletron and other defendants moved to dismiss the complaint and, by Order dated December 23, 1998, the District Court expressed its intention to grant Cabletron's motion to dismiss unless the plaintiffs amended their complaint. The Plaintiffs timely served a Second Consolidation Class Action Complaint, and Cabletron has filed a motion to dismiss this second complaint. A ruling on that motion is not expected earlier than September 2000. In the event that the plaintiffs prevail, Cabletron could be required to pay substantial damages. We have not assumed any liabilities from Cabletron with respect to this litigation. We have not been named as a defendant in this litigation and none of our officers or directors is named as a defendant to this litigation. However, the plaintiffs might attempt to involve us in this litigation or might seek to have us pay damages in connection with this litigation if Cabletron has insufficient assets to cover any such damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources. The payment of substantial legal costs or damages, or the diversion of our management and other resources could have a material adverse effect on our business, financial condition or results of operations.

   We have issued options to purchase shares of our common stock to our employees and employees of Cabletron and its affiliates and to consultants and advisors. Due to the nature of the persons who received these options and the exercisability provisions of these options, the issuance of these options may not have qualified for any exemption from qualification under California securities laws. As a result, after the consummation of this offering we intend to make a rescission offer pursuant to a registration statement filed under the Securities Act and pursuant to California securities law to repurchase all unexercised options issued to these persons. The rescission offer will expire approximately 30 days after the effectiveness of the rescission offer registration statement. Cabletron has agreed to indemnify us for any expenses incurred or amounts paid as a result of this rescission offer. As of the date of this prospectus, we are not aware of any claims for rescission against us.

   We are not aware of any other pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Employees

   As of September 2, 2000, we had 395 full-time employees, 206 of whom were engaged in engineering, research and development, 122 in sales and marketing, six in customer support and 61 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

   Our principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility located in Santa Clara, California. Cabletron Systems Sales and Service, Inc. entered into a lease with respect to this facility in January of 1999, and assigned this lease to us in September of 2000 in connection with our separation from Cabletron. The initial term of the lease expires on

February 28, 2006. Pursuant to our services agreement with Cabletron, approximately 25 of our employees, including engineers and sales personnel, occupy space at Cabletron's headquarters in Rochester, New Hampshire. Additionally, pursuant to our services agreement with Cabletron, we occupy space in Cabletron facilities in various other geographic locations, including Andover, Massachusetts; Atlanta, Georgia; Dallas, Texas; Denver, Colorado; New York, New York; Reading, United Kingdom and other international locations where principally sales and service personnel and engineers are based.

   The commercial real estate market in the San Francisco Bay area is volatile and unpredictable in terms of available space, rental fees, occupancy rates and preferred locations. We cannot be certain that additional space will be available when we require it, or that it will be affordable or in a preferred location.

                                  MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of our directors, executive officers and key employees as of September 2, 2000 are listed below along with their business experience during the past five years. The business address of all of our executive officers is 5200 Great American Parkway, Santa Clara, California 95054.

Name                     Age Position
----                     --- --------
Romulus Pereira.........  34 President, Chief Executive Officer and Director
Robert Stanton..........  48 Chief Financial Officer and Executive Vice President, Finance
Sam Boyd................  53 Executive Vice President, Operations and Quality
Suresh Gopalakrishnan...  37 Executive Vice President, Engineering
Andrew Feldman..........  31 Vice President, Corporate Marketing and Corporate Development
John Kern...............  32 Vice President, Worldwide Sales Operations
Piyush Patel............  44 Chairman of the Board
Eric Jaeger.............  38 Director and Secretary

   Romulus Pereira has served as our Chief Executive Officer and as a director since March 2000. From September 1999 to February 2000, he served as Chief Operating Officer at Cabletron, where he was responsible for directing Cabletron's engineering, sales, services and marketing organizations. From December 1998 to September 2000, he also served as general manager of Cabletron's service provider business. From September 1996 to March 1998, Mr. Pereira was one of three founders of Yago Systems, Inc., where he served as Chief Technology Officer and Vice President of Engineering. Prior to co-founding Yago, Mr. Pereira was at Cisco Systems, Inc., where he served in various capacities, including Technical Leader.

   Robert Stanton has served as our Chief Financial Officer since August 2000. From May 1996 to July 2000, he held various positions at Intel Corporation, including Group Controller for Worldwide Materials and System Manufacturing, Group Controller for Worldwide Sales and Marketing and Investor Relations Manager. From May 1989 to April 1996, Mr. Stanton served as Senior Finance Director of Apple Computer, Inc.

   Sam Boyd has served as our Executive Vice President of Operations and Quality since March 2000. From December 1998 to February 2000, Mr. Boyd served as Vice President of Service Planning and Quality for Cabletron, where he was responsible for worldwide service and quality functions. From February 1997 to November 1998, Mr. Boyd was Vice President of Quality and Business Operations at Newbridge Networks Corporation. From February 1982 to February 1997, Mr. Boyd served in various capacities at Tandem Computers, including Plant Manager, Silicon Valley Facilities, Director of Manufacturing and Quality, Director of Service Planning and Quality, and, at UB Networks, a subsidiary of Tandem, Vice President of Manufacturing Operations and Vice President of Operations and Quality.

   Suresh Gopalakrishnan has served as our Executive Vice President of Engineering since March 2000. From July 1999 to March 2000, Mr. Gopalakrishnan was the Director of Corporate Strategy at Cabletron, responsible for restructuring engineering and streamlining sales operations. Prior to joining Cabletron, Mr. Gopalakrishnan was the co-founder and Chief Executive Officer of Ligent Inc. from February 1999 to July 1999. From June 1996 to February 1999, Mr. Gopalakrishnan worked at ZSP Corporation, holding the positions of Director of Engineering and Vice President of Engineering. From December 1994 to June 1996, he served as an Engineering Manager at Sun Microsystems, Inc.

   Andrew Feldman has served as our Vice President of Corporate Marketing and Corporate Development since March 2000. From June 1998 to March 2000, he was Senior Director for World Wide Product Marketing at Cabletron, where his responsibilities included corporate marketing, North America channel marketing and worldwide product marketing. From July 1997 to June 1998, Mr. Feldman served as Senior Director of Marketing and Business Development at Yago Systems, Inc. From September 1995 to June 1997, Mr. Feldman attended Stanford Business School where he received a Masters of Business Administration.

   John Kern has served as our Vice President of Worldwide Sales Operations since April 2000. From May 1996 to April 2000, John held the position of North American Sales Manager at EXIS Inc., a representative for NEC Electronics, Inc., where he was responsible for semiconductor sales to Cisco Systems, Inc., and Cabletron Systems, Inc. From October 1989 to May 1996, John held various positions at Texas Instruments, Inc. including Hard Disk Drive Worldwide Sales Manager. From 1989 to 1996, John also served as an officer in the U.S. Army.

   Piyush Patel has served as the Chairman of our Board of Directors since March 2000. Since June 1999, Mr. Patel has served as the Chairman of the Board, President and Chief Executive Officer of Cabletron. From October 1998 to June 1999, Mr. Patel served as Senior Vice President of Worldwide Engineering at Cabletron. From September 1996 to October 1998, Mr. Patel served as the Chief Executive Officer of Yago Systems. From April 1995 to September 1996, Mr. Patel served as Senior Project Manager for QED.

   Eric Jaeger has served as a director of Riverstone since March 2000. Mr. Jaeger has also served as Executive Vice President of Cabletron from June 1999 to the present. From October 1998 to June 1999, Mr. Jaeger was General Counsel and Senior Vice President of Cabletron. From September 1989 to October 1998, Mr. Jaeger was a corporate attorney with the law firm of Ropes & Gray.

Board Composition

   Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, which will be in effect upon the completion of the offering, provide that our board of directors is divided into three classes, with each director serving a three-year term (after the initial term). Directors are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.
The directors of Class I,             and         , hold office until the
first scheduled annual meeting of stockholders following the offering. The
directors of Class II,            and            , hold office until the
second scheduled annual meeting of stockholders following the offering. The
directors of Class III,               and              , hold office until the
third scheduled annual meeting of stockholders following the offering. Stockholders will elect the directors of each class for three-year terms at the appropriate succeeding annual meeting of stockholders. Executive officers are elected by and serve at the discretion of the board of directors. No family relationships exist among any of our directors or executive officers. As described under "Certain Transactions--Transactions with the Silver Lake Investors," Cabletron has agreed to cause us to allow a designee of Silver Lake to observe meetings of our board of directors in a non-voting capacity until such time as our capital stock is distributed to Cabletron stockholders.

Board of Directors Committees

   Effective upon closing of this offering, we will establish an audit committee and a compensation committee. Our audit committee, which will
consist of        ,               and            , each of whom is an
independent director, will be responsible for recommending our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent
accountants. Our compensation committee will consist of            ,
            and           , and will be responsible for reviewing and
approving the compensation and benefits for our executive officers, administering our 2000 Equity Incentive Plan and making recommendations to the board of directors regarding such matters.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or executive compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Compensation

   On May 15, 2000, we granted an option to purchase 1.5 million shares of our common stock to Mr. Patel and an option to purchase 500,000 shares of our common stock to Mr. Jaeger. Pursuant to proposed agreements between us and each of Mr. Patel and Mr. Jaeger, these options would vest in September, 2000 and become exercisable at the earlier of the time Cabletron distributes its Riverstone common stock to its stockholders and April 1, 2004. Pursuant to these proposed agreements Mr. Patel and Mr. Jaeger would be restricted, subject to certain exceptions, from transferring these options and the underlying common stock, and these restrictions would lapse:

  .  as to 25% of the securities on April 1, 2001; and

  . as to the remaining securities, on a quarterly basis ratably through April 1, 2004;

provided, however, that if Mr. Patel or Mr. Jaeger, as applicable, ceases to be an employee of at least one of Cabletron, Aprisma, GNTS, Enterasys, or us, any restriction not then lapsed would remain in effect until April 1, 2005.

   We will account for these options using variable accounting and will record compensation expense in future periods. We will reimburse each member of the board of directors for reasonable expenses incurred in connection with attending a meeting of the board of directors or any committee thereof.

Stock Ownership of Directors and Executive Officers

   All of our common stock is currently owned by Cabletron, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of Cabletron common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Cabletron common stock.

   The following table sets forth the number of shares of Cabletron common stock beneficially owned on September 2, 2000 by each director, each of the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section below, and all of our directors and named executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Cabletron common stock outstanding as of September 2, 2000 was 185,227,575.

                                                           Shares of Cabletron
                                                            Beneficially Owned
                                                           --------------------
Name of Beneficial Owner                                    Number   Percentage
------------------------                                   --------- ----------
Romulus Pereira(1)........................................   912,928     *%
Sam Boyd(2)...............................................     5,564     *
Suresh Gopalakrishnan(3)..................................     6,250     *
Piyush Patel(4)...........................................   956,642     *
Eric Jaeger(5)............................................    26,000     *
All directors and named executive officers as a group..... 1,907,384     1

--------
 *  represents holdings of less than one percent.
(1) Includes 41,250 shares issuable upon the exercise of options exercisable within 60 days of September 2, 2000 and 565,000 shares held in trust for Mr. Pereira's family.
(2) Includes 5,564 shares issuable upon the exercise of options exercisable within 60 days of September 2, 2000.
(3) Includes 6,250 shares issuable upon the exercise of options exercisable within 60 days of September 2, 2000.
(4) Includes 101,250 shares issuable upon the exercise of options exercisable within 60 days of September 2, 2000 and 45,588 shares held in trust for Mr. Patel's children.
(5) Includes 26,000 shares issuable upon the exercise of options exercisable within 60 days of September 2, 2000.

Executive Compensation

   The following table sets forth the compensation awarded to, earned by, or paid to our Chief Executive Officer, Executive Vice President, Operations and Quality and Executive Vice President of Engineering, by Cabletron for the fiscal year ended February 29, 2000. None of our other executive officers received total cash compensation from Cabletron in excess of $100,000 for the fiscal year ended February 29, 2000. Cabletron will not compensate our officers going forward and therefore this compensation is not indicative of the compensation that we will pay in the future. The arrangements regarding the future compensation and other incentives of our executive officers are currently under study.

                          Summary Compensation Table

                              Annual                        Long-Term
                           Compensation                   Compensation
                         ----------------              -------------------
                                                       Shares of Cabletron
Name and Principal                        Other Annual    common stock        All Other
Position                  Salary   Bonus  Compensation Underlying Options  Compensation(1)
------------------       -------- ------- ------------ ------------------- ---------------
Romulus Pereira......... $221,538 $68,250     $--            120,000            $333
 Chief Executive
  Officer, President and
  Director
Sam Boyd................  182,688  85,106      --             35,000             583
 Executive Vice
  President of
  Operations and Quality
Suresh Gopalakrishnan...   87,231  18,400      --             20,000             583
 Executive Vice
  President of
  Engineering

--------
(1) All other compensation represents 401(k) matching payments.

Option Grants During Fiscal 2000

   The following table provides the specified information concerning grants of options to purchase Cabletron common stock made during the fiscal year ended February 29, 2000 to the persons named in the Summary Compensation Table.

                                                                            Potential Realizable
                                           % of Total                         Value at Assumed
                            Shares of       Options                         Annual Rates of Stock
                            Cabletron      Granted to                        Price Appreciation
                          Common Stock     Cabletron    Exercise               for Option Term
                           Underlying      Employees    or Base  Expiration ----------------------
          Name           Options Granted in Fiscal Year  Price      Date        5%        10%
          ----           --------------- -------------- -------- ---------- ---------- -----------
Romulus Pereira.........        --              -- %     $  --        --    $      --  $      --
Sam Boyd................      5,000          .08477       13.50   7/12/09       42,250    107,577
                             10,000          .16953       22.63   12/2/09      142,287    360,584
Suresh Gopalakrishnan...     20,000          .33906       13.00    7/7/09      163,512    414,373

Option Exercises During Fiscal 2000

   None of the persons named in the Summary Compensation Table exercised Cabletron options during the fiscal year ended February 29, 2000.

2000 Equity Incentive Plan

   Our board of directors and our stockholder, Cabletron, have adopted an equity incentive plan (the 2000 Equity Incentive Plan) that provides for the grant of awards to persons who are our employees, directors, consultants or advisors as well as to certain employees of Cabletron and its subsidiaries. Awards under the 2000

Equity Incentive Plan may consist of incentive and nonstatutory stock options, restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards, loans and supplemental grants. We have reserved 45,000,000 shares of our common stock
for issuance under our 2000 Equity Incentive Plan, which will be   % of our
outstanding common stock upon the consummation of the offering. Assuming the underwriters exercise in full the over-allotment option, the number of shares
reserved for issuance under our 2000 Equity Incentive Plan will be   % of our
total outstanding common stock at the time of the offering. Under our 2000 Equity Incentive Plan, no participant may be granted options or stock appreciation rights in any calendar year with respect to more than 8,500,000 shares of common stock. Also, no more than 5,000,000 shares may be awarded to any participant as a stock-based performance award in any three-year period, and no more than $5,000,000 may be paid to any participant for any year under a cash performance award. In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization, or other distribution to holders of stock, other than normal cash dividends, appropriate adjustments will be made to the maximum number of shares that may be delivered under the plan and to the relevant provisions of outstanding awards.

Administration of the 2000 Equity Incentive Plan

   The 2000 Equity Incentive Plan will be administered by our board of directors or by a committee of our board, subject to action by the compensation committee of the Cabletron board of directors in the case of certain awards to executive officers. The administrator will have the authority to grant awards, determine award terms, amend or cancel awards subject to the consent of the holder if the change would adversely affect his or her rights, and generally to interpret and administer and decide disputes under the plan. We have the right to amend or terminate the 2000 Equity Incentive Plan. However, pursuant to the transformation agreement among us, Cabletron, Aprisma, Enterasys and GNTS, until our distribution, we may not, without the prior written approval of Cabletron, amend our 2000 Equity Incentive Plan or any awards issued thereunder, or issue or grant any rights to purchase any equity or other securities other than options under our 2000 Equity Incentive Plan.

Terms of Stock Options

   Stock options granted under the 2000 Equity Incentive Plan may be either incentive stock options, as defined in the Internal Revenue Code, or nonstatutory stock options. Subject to a maximum ten-year term, stock options will be exercisable on such basis as the administrator determines. Unless otherwise permitted by the administrator, stock options granted under the 2000 Equity Incentive Plan may not be transferred except at death. The option exercise price of each option intended to qualify as an incentive stock option will not be less than 100% of the fair market value of the stock subject to the option. Except as otherwise determined by the administrator and subject to special rules in the event of death, if an option holder's service relationship with us terminates, any stock options granted under our 2000 Equity Incentive Plan that are then held by the option holder will expire to the extent they are unvested and any vested portion will remain exercisable, in general, for an additional 90 days.

Provisions Related to the Distribution and to a Change in Control

   The 2000 Equity Incentive Plan provides for special rules in anticipation of a possible distribution of our stock by Cabletron to its stockholders. Consistent with these rules, we have granted stock options to employees and others, and may grant additional stock options in the future, that provide for provisional vesting as to 25% of the shares after one year (by April 1, 2001 in the case of the initial grants) and for monthly provisional vesting over the next three years for the remainder. Actual vesting of these options is not scheduled to occur earlier than at the end of four years (April 1, 2004 in the case of the initial grants) or, if earlier and to the extent of any provisional vesting, upon a distribution of our stock by Cabletron to its stockholders, or if we are sold or otherwise undergo a change in control. In the event of a sale or change in control, vesting would also accelerate by ten months. We have also agreed with Cabletron that upon a distribution of our stock by Cabletron to its stockholders, we will grant to the then holders of Cabletron stock options, including but not limited to any of our employees who may then hold Cabletron options, additional options under our 2000 Equity Incentive Plan.

The same distribution ratio of our shares to Cabletron shares that applies in Cabletron's distribution to its stockholders will be used to determine the number of our shares that will be subject to the additional options that we grant to holders of Cabletron options. The exercise price of the Cabletron options after the distribution will be adjusted, and we will determine the exercise price of our additional options, such that the aggregate amount of intrinsic value (that is, the difference between exercise price and stock value) in the two options after the distribution does not exceed the intrinsic value in the Cabletron options before the distribution. Our additional options will have the same vesting and exercisability provisions as the Cabletron options to which they relate, subject to special rules if we are sold or involved in a merger. The same program of additional option grants applies to Aprisma, Enterasys and GNTS in the event of a distribution by Cabletron to its stockholders of its shares of stock in those companies. Our 2000 Equity Incentive Plan also provides that if Cabletron determines not to pursue a distribution of our stock to its stockholders, outstanding stock options and other awards, if any, under the 2000 Equity Incentive Plan, will terminate and Cabletron will provide for substitute stock options and awards.

Change of Control Agreements and Arrangements

   In accordance with the terms of options to purchase Cabletron common stock held by our employees, including those named in the Summary Compensation Table, if Cabletron completes the distribution of our common stock to Cabletron's stockholders prior to February 28, 2002, the portion of all Cabletron options held by our employees that would have vested on or before February 28, 2002 will become immediately vested and exercisable on the date of such distribution and remain exercisable for 90 days. The same acceleration of vesting would apply to any additional stock options that we grant as described above in respect of outstanding Cabletron options. This acceleration would result in compensation charges to us.

   In accordance with the terms of options to purchase our common stock held by our employees, including those listed in the Summary Compensation Table, if we undergo a change in control, as described below, the portion of our options that have become provisionally vested and exercisable, and the portion that would have become vested and exercisable (or provisionally vested and exercisable) during the ten months following the change of control, will become immediately vested and exercisable.

   Both we and Cabletron have change in control arrangements in which Mr. Pereira participates, which provide severance and other benefits in the event of specified terminations of Mr. Pereira's employment following a change in control of either Cabletron or us. If, during the 18-month period following a change in control of either Cabletron or us, Mr. Pereira's employment is terminated without cause or he terminates his employment for good reason, he will receive severance pay from us in an amount equal to the sum of:

  . his annual base salary at the rate in effect immediately prior to the date of termination or immediately before the change in control, whichever is higher; plus

  . the highest amount of actual bonus paid to Mr. Pereira in cash in any one of the three most recent annual bonus periods or the target bonus for the fiscal year in which the change in control occurs, whichever is higher; plus

  . a pro-rated portion of his annual target bonus for the year in which the termination occurs.

   The Cabletron change of control plan also provides that, in the case of termination of employment (either without cause or, if initiated by Mr. Pereira, for good reason) during the 18-month period following a change in control of Cabletron, the portion of his Cabletron options that would have become vested and exercisable, recomputed on an assumed daily vesting basis, during the 18 months following his termination of employment will become immediately vested and exercisable for a period of 90 days.

   We have entered into a change of control agreement with Mr. Pereira. The agreement provides that, in the case of termination of employment during the 18-month period following the date we undergo a change in control, the portion of our options held by Mr. Pereira that have become provisionally vested and exercisable on the date of termination of employment, and the portion that would have become provisionally vested and exercisable during the seven months following his termination of employment, will become immediately vested and exercisable for a period of 90 days. This accelerated vesting is in addition to the 10-month acceleration provided for under our 2000 Equity Incentive Plan.

   Under the Cabletron change in control plan and our agreement with Mr. Pereira, for one year following a covered termination of employment, Mr. Pereira will be entitled to continue to participate in all medical, dental and life insurance plans provided by Cabletron or us. The Cabletron change in control plan and our agreement with Mr. Pereira further provide for a "gross-up" payment which will apply if amounts paid to Mr. Pereira would be effectively reduced by a federal excise tax on "excess parachute payments." In that instance, we will pay Mr. Pereira an additional amount of cash, so that, after payment of all parachute taxes by Mr. Pereira, Mr. Pereira will have received the amount he would have received in the absence of any parachute tax.

   A change in control of Cabletron under its plan generally includes the following events:

  . a person or group becomes the beneficial owner of 30% or more of the voting power of Cabletron's securities or 30% or more of its common stock;

  .  continuing directors cease to be a majority of the Cabletron board;

  . a consolidation, merger or other reorganization or sale or other disposition of all or substantially all of Cabletron's assets, other than certain defined transactions; or

  . approval by the stockholders of a complete liquidation or dissolution of Cabletron.

   Under our agreement with Mr. Pereira, we will be deemed to have undergone a change in control, in general, if, prior to a distribution of our stock by Cabletron to its stockholders, Cabletron sells all or substantially all of its stake in us to an unrelated party or if, following a distribution of our stock by Cabletron to its stockholder, a person or group becomes the beneficial owner of 30% or more of the voting power of our securities or 30% or more of our common stock, or continuing directors cease to be a majority of our board, or there occurs a consolidation, merger or other reorganization or sale or other disposition of all or substantially all of our assets (other than certain defined transactions), or our stockholders approve our complete liquidation or dissolution.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends, unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our by-laws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We believe that indemnification under our by-laws covers negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the by-laws would permit indemnification. We have director and officer liability insurance that covers these matters, including matters arising under the Securities Act of 1933.

   At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements Between Riverstone and Cabletron and its Affiliates

   We have provided below a summary of the transformation agreement, by and among us, Cabletron, Aprisma, Enterasys and GNTS, effective as of June 3, 2000, and the principal related agreements. The following description, which summarizes the material terms of such agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

   The Separation

   Our separation from Cabletron was completed on August 28, 2000. A transformation agreement among Cabletron, Aprisma, Enterasys, GNTS and us contains provisions relating to our separation from Cabletron as well as the separation of Aprisma, Enterasys and GNTS from Cabletron. An asset contribution agreement between us and Cabletron governed the terms of the transfer to us of certain assets and liabilities from Cabletron relating to our business including the stock of specified subsidiaries. We, Cabletron and certain affiliates of Cabletron have also delivered additional agreements governing various interim and ongoing relationships among us following our separation date. The ancillary agreements to which we are party include:

  . intercompany agreements between us and each of, Aprisma, Enterasys and GNTS;

  . a tax sharing agreement between us, Cabletron, Aprisma, Enterasys and GNTS;

  .  a services agreement between us and Cabletron; and

  . intellectual property license agreements between us, Cabletron and each of Aprisma, Enterasys and GNTS.

   These agreements are described more fully below.

   Transformation Agreement

   The transformation agreement contains key provisions relating to this offering, the potential offerings of Aprisma, Enterasys and GNTS, and the potential distribution of our shares and the shares of such other parties to Cabletron stockholders. The transformation agreement also contains covenants among Cabletron, Aprisma, Enterasys, GNTS and us with respect to the exchange of information, auditing practices, resolution of disputes and other matters with respect to the relationships among the parties.

   The Initial Public Offering. The transformation agreement provides that we shall not commence or consummate an initial public offering without the approval of Cabletron. Further, all terms, including the timing of an initial public offering, shall be subject to Cabletron's approval. Cabletron is not obligated to complete this offering and will only pursue such course if the board of directors of Cabletron continues to believe it to be in our best interest and in the best interest of Cabletron and Cabletron's stockholders.

   The Distribution. Cabletron currently intends, at some time following consummation of this offering, to distribute the remaining shares of our common stock that Cabletron holds to Cabletron stockholders on a pro rata basis. We will prepare an information statement with Cabletron and send it to Cabletron stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics.

   Cabletron currently plans to request a private letter ruling from the Internal Revenue Service that the distribution of our common stock will be tax-free to Cabletron and its stockholders. Pursuant to the transformation agreement, Cabletron shall, in its sole and absolute discretion, determine whether to consummate a distribution with respect to our stock, and the terms and conditions of such distribution. We do not expect that Cabletron will consummate the distribution unless it receives a favorable tax ruling.

   Information Exchange. We and the other parties to the transformation agreement have agreed to share information with each other for a variety of purposes, unless the sharing would be commercially detrimental. In furtherance of such sharing, we have agreed as follows:

  . Until our distribution, subject to certain limitations, we and Cabletron shall provide to one another any information requested by the other party for specified purposes, including the need to comply with various reporting and disclosure requirements, for use in preparing financial statements, or in connection with such party's ongoing business.

  . After our distribution, we shall each use reasonable commercial efforts to make available to each other party to the transformation agreement personnel and agents who may be used as witnesses in, and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

  . Each party will use reasonable commercial efforts to retain records that might be reasonably required by any other party to the transformation agreement.

   Auditing Practices. So long as Cabletron is required to consolidate our results of operations and financial position, we have agreed to cooperate with Cabletron in the preparation of audited financial statements and the clearance of quarterly financial statements. In particular, we have agreed that we will not select a different independent accounting firm from that used by Cabletron without Cabletron's prior written consent, and to use best efforts to enable our auditors to date their opinion on our audited annual financial statements on the same date as Cabletron's auditors date their opinion on Cabletron's financial statements.

   Confidentiality. The transformation agreement provides that each party agrees not to disclose confidential information of any other party except in specific circumstances. We have also agreed not to use this information in violation of any use restrictions in one of the other written agreements among us.

   Employee Confidentiality Agreements. The transformation agreement provides that any agreement relating to confidentiality, non-disclosure or non-competition obligations of a former employee of Cabletron and its affiliates who has been, or a current employee of Cabletron, transferred to us in connection with our separation from Cabletron, will remain in full force and effect. Cabletron has assigned to us a right of enforcement under such agreements so that either Cabletron or we may separately enforce such agreements, provided that we may not commence legal action without Cabletron's consent. We have agreed to use reasonable commercial efforts to cause our executives to enter into new confidentiality agreements.

   Cabletron Guidelines. We have agreed that, until our distribution, we will be subject to general Cabletron oversight and shall follow Cabletron's corporate guidelines as from time to time in effect. We have specifically agreed that until our distribution, we shall not, without prior written approval from Cabletron, amend our by-laws, our 2000 Equity Incentive Plan or any awards issued thereunder, issue or grant any rights to purchase any equity or other securities other than options under our 2000 Equity Incentive Plan, grant any rights to serve on our board of directors, or make any significant changes in our accounting or financial reporting policies.

   Expenses. We are responsible for any internal fees, costs and expenses incurred in connection with the separation, this offering and our distribution. We have agreed to bear our proportionate share of any such fees, costs and expenses incurred by Cabletron.

   Dispute Resolution. If problems arise between us and Cabletron or any other parties to the transformation agreement under the transformation agreement or other certain related agreements, we have agreed to the following procedures:

  . The parties will make a good faith effort to first resolve the dispute through negotiation by senior executives;

  . If the negotiations fail, the parties agree to submit the dispute to the chief executive officer of Cabletron for final and binding resolution of such dispute; and

  . If the negotiations fail and at least one of the parties to the dispute aside from Cabletron has consummated a public offering and is no longer a majority-owned subsidiary of Cabletron, the parties shall submit the dispute to binding arbitration. A party to such a dispute may also seek injunctive relief from a court of competent jurisdiction prior to negotiation or arbitration to prevent serious and irreparable injury to one of the parties or to others.

   Non-Solicitation of Employees. We and Cabletron have agreed not to solicit or recruit employees of the other party directly without the other party's consent for two years after our separation date. We and the other parties to the transformation agreement have agreed not to solicit or recruit the employees of any other party directly without such party's consent for the longer of two years after our separation date and the date on which either we or such party ceases to be a majority-owned subsidiary of Cabletron. This prohibition does not apply to general recruitment efforts carried out through public or general solicitation.

   Allocation of Assets and Liabilities. While the asset contribution agreement between us and Cabletron governs the assets to be contributed to us by Cabletron and the liabilities to be assumed by us, we have agreed that Cabletron may, in its sole discretion, retain, allocate or reallocate to us or parties to the transformation agreement any assets and liabilities, including general corporate liabilities, of Cabletron, or terminate the transformation agreement or any ancillary agreement, to facilitate a tax-free distribution by Cabletron of shares of the capital stock of us or another party to the transformation agreement, comply with financial or regulatory reporting requirements or otherwise facilitate the transactions contemplated by the transformation agreement.

   Indemnification Matters. Cabletron has agreed to indemnify us, our directors, officers and subsidiaries against and in respect of all losses resulting from (i) the failure of any of the parties to comply with bulk transfer law in connection with our separation; and (ii) conduct by Cabletron after our separation date that does not relate to our business or the business of Aprisma, Enterasys or GNTS. Such indemnification does not apply to losses related to income taxes and payroll taxes, which are governed by the tax sharing agreement, comply with financial or regulatory reporting requirements or otherwise facilitate the transactions contemplated by the transformation agreement.

   We have agreed to indemnify Cabletron and its directors, officers and affiliates, and Aprisma, Enterasys and GNTS and their respective directors, officers and affiliates, against and in respect of all losses resulting from the following: (i) liabilities assumed by us under the asset contribution agreement or otherwise assigned to us pursuant to the transformation agreement, and liabilities arising out of our operations; (ii) the nonfulfillment of any agreement or covenant by us contained in the transformation agreement or the asset contribution agreement, and certain instruments delivered thereunder; and (iii) the conduct of our business after our separation date. The transformation agreement also contains provisions governing notice and indemnification procedures.

   Asset Contribution Agreement

   The asset contribution agreement identifies the assets that Cabletron has transferred to us and the liabilities that we have assumed from Cabletron in the separation. As consideration for the assets and liabilities transferred to us by Cabletron pursuant to the asset contribution agreement we issued 92,088,135 shares of our Series A Convertible Preferred Stock to Cabletron. Upon the consummation of this offering, these shares of Series A Convertible Preferred Stock will convert into 92,088,135 shares of our common stock.

   Asset Transfer. Pursuant to the asset contribution agreement, Cabletron agreed to assign and transfer to us, and to cause all of its direct and indirect subsidiaries (other than subsidiaries that will be transferred to us) to assign and transfer to us, the following properties and assets, to the extent not already held by us:

  . all tangible personal property used primarily by our business at our separation date;

  . all inventory associated with the products of our business at our separation date;

  .  all the capital stock of certain subsidiaries of Cabletron;

  . all accounts receivable (including receivables from Cabletron and its affiliates) and prepaid expenses relating primarily to our business at our separation date;

  .  an intercompany account to be maintained and managed by Cabletron;

  .  all rights under certain permits;

  . certain rights with respect to third party computer applications, programs, other software and other design tools used by our business at our separation date;

  . all rights in respect of intellectual property, other than registered intellectual property and applications therefor, exclusively related to the products of our business (that are also not products of the Enterasys business) or otherwise exclusively used by us at our separation date;

  . all rights in respect of an undivided, joint ownership interest in certain intellectual property related to products that are common to us and Enterasys;

  . all rights in respect of certain registered intellectual property and applications therefor;

  . all rights, excluding rights in respect of intellectual property and rights with respect to the use of real property, under contracts used primarily by our business at the separation date;

  . claims and rights of recovery, rights of set-off and rights of recoupment that related primarily to our business;

  . all customer lists and supplier lists used primarily by our business at the separation date;

  . all accounting and other books, records and files used primarily by our business at the separation date;

  . tax attributes with respect to the overpayment of, property taxes, sales and use taxes and franchise taxes that relate primarily to our business and, to the extent provided in the tax sharing agreement, tax attributes with respect to and the overpayment of, payroll taxes that relate to our business or are otherwise allocated to us; and

  .  other assets allocated to us under the transformation agreement.

   Excluded Assets. The asset contribution agreement expressly excludes certain assets from those to be transferred to us, including any assets to be transferred to Aprisma, Enterasys or GNTS pursuant to an asset contribution agreement between Cabletron and such party and, all rights in respect of real property other than as set forth in the services agreement.

   Assumption of Liabilities. Effective on our separation date, we agreed to assume all liabilities of Cabletron and its direct and indirect subsidiaries that related primarily to our business and/or the assets contributed to us pursuant to the asset contribution agreement, to the extent not already assumed by us, and except as otherwise expressly provided in the asset contribution agreement. Such liabilities included without limitation the following:

  . all liabilities as of our separation date in respect of intercompany payables and accrued expenses, including without limitation expenses in respect of legal and accounting services, that relate primarily to our business;

  . all liabilities as of our separation date in respect of unpaid taxes that relate primarily to our business or are otherwise allocated to us under the tax sharing agreement;

  . all liabilities relating to arising out of contracts assigned to us by Cabletron;

  . all liabilities relating to or arising out of products manufactured or sold or services rendered by our business;

  . all liabilities relating primarily to our business arising as a result of any action or threatened action;

  . all liabilities relating primarily to our business arising out of noncompliance with any legal requirements;

  . all liabilities with respect to employees that relate primarily to our business; and

  .  liabilities allocated to us pursuant to the transformation agreement.

   Excluded Liabilities. The asset contribution agreement also provides that we shall not assume liabilities in respect of accounts payable to third parties (not including payables to affiliates of Cabletron) and deposits held by Cabletron or its affiliates for the account of third parties as of our separation date that arise out of our business.

   No Warranties. The asset contribution agreement provides that any assets contributed to us by Cabletron are on an "AS IS" basis.

   Foreign Assets and Liabilities. We agreed that any assets (other than the stock of subsidiaries of Cabletron to be contributed to us) or liabilities that were held by a subsidiary of Cabletron organized in a jurisdiction outside of the United States, and that were to be transferred to or assumed by us, would be assumed by our subsidiary, if any, organized in the same jurisdiction, or otherwise by our subsidiary in the United Kingdom.

   Delayed Transfers. If it is not practicable to transfer specified assets and liabilities on our separation date, the agreement provides that these assets and liabilities will be transferred after our separation date.

   Mistaken Assignments and Assumptions. The asset contribution agreement provides that if we or Cabletron discover that assets were transferred to us or retained by Cabletron, or that liabilities were assumed by us or retained by Cabletron, contrary to our agreement, by mistake or omission, we shall cooperate in good faith to effect the agreement of the parties.

   Intercompany Account. As described below, we maintain an intercompany account with Cabletron which Cabletron manages in connection with its provision of treasury and cash management services to us under our services agreement with Cabletron. Pursuant to the asset contribution agreement, Cabletron contributed cash to the balance of our intercompany account with Cabletron such that our net working capital as of June 3, 2000, pro forma to give effect to our separation, including the contribution to our intercompany account, as of that date, was $60,000,000.

   Intercompany Agreements

   We have entered into a separate memorandum of agreement regarding intercompany operations with each of Enterasys, Aprisma and GNTS. These agreements establish the prices and other terms and conditions under which we will provide and obtain products and services to and from the other parties thereto. Each of these agreements provide that they will remain in effect for three years or until a more definitive intercompany operating agreement between the parties is executed and becomes effective.

   Our agreement with Enterasys, dated June 3, 2000, includes:

  . cross-manufacturing licenses to allow each company to manufacture certain products of the other;

  . cross-marketing and sales arrangements under which Enterasys and we may purchase products of the other for resale to our respective customers with Enterasys acting as our sales agent in international markets and us receiving a referral fee on sales of certain Enterasys products;

  . service arrangements under which Enterasys will provide services on Enterasys and Riverstone products sold by us;

  . an agreement that we will provide services on certain smart switch router products sold by Enterasys; and

  . an arrangement under which Enterasys will pay us a referral fee for sales of Enterasys training to our customers.

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

   Our agreement with Aprisma, dated June 3, 2000, sets forth terms and conditions relating to:

  . Aprisma's purchase of our products for Aprisma's product development and other internal uses;

  . Aprisma's sale of products, services and support and third party products to us for our internal use and resale to our customers; and

  . Aprisma's provision of sales and technical training related to Aprisma products sold to and by us.

  Our agreement with GNTS, dated June 3, 2000, provides that we will:

  .  receive fees for referring certain customers to GNTS; and

  . have the ability to purchase certain custom GNTS services for internal use and to resell certain packages of GNTS' services to our customers directly and through our resellers.

   Tax Sharing Agreement

   We have entered into a tax sharing agreement with Cabletron, Aprisma, Enterasys and GNTS that allocates responsibilities for tax matters amongst the parties thereto. The tax sharing agreement provides that for periods through and including the distribution by Cabletron of our capital stock held by Cabletron to its stockholders, Cabletron will file all consolidated, combined or unitary income tax returns required to be filed by Cabletron with respect to us. For all periods beginning before our distribution, we agreed to file all other income tax returns required to be filed by us and to be responsible for all taxes due in respect of such returns.

   Each member of a consolidated group is, for United States federal income tax purposes, jointly and severally liable for the group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of the group even if the tax sharing agreement allocates that liability to Cabletron or another group member.

   The agreement requires Cabletron to pay all taxes due on the returns filed by Cabletron. We are required to pay Cabletron an amount equal to our tax liability for periods covered by such returns, determined on a separate return basis, as determined by Cabletron in its sole discretion. The agreement also requires Cabletron to pay us for any benefits realized by Cabletron or other affiliates from the use of our tax attributes.

   The agreement also provides that Cabletron is required to pay any tax due and will receive all refunds arising from adjustments in respect of returns filed by it, and we must reimburse Cabletron for such taxes to the extent attributable to us or our business. The tax sharing agreement also requires each party to indemnify each other party against any taxes, including interest and penalties, that such party is liable to bear pursuant to the agreement.

   If our distribution fails to qualify as a tax-free transaction, and such failure is our sole responsibility, or if such failure results from our stock being acquired by one or more persons such that it is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, we shall indemnify any other party to the agreement against any resulting taxes or other damages. If such failure is the responsibility both of us and of Cabletron, we and Cabletron shall severally indemnify each other party against any resulting taxes or other damages, each in proportion to its market value (the market valuation of Cabletron not to include us, Aprisma, Enterasys or GNTS if Cabletron has distributed the shares of the respective entity). If, however, such failure is the sole responsibility of Cabletron, or if such failure results from the stock of Cabletron being acquired by one or more persons such that the stock that is being distributed is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, Cabletron shall indemnify each other party to the agreement against any resulting taxes or other damages.

   Each of Aprisma, Enterasys and GNTS have also agreed to analogous provisions in the tax sharing agreement, including those with respect to the potential distributions of their capital stock by Cabletron. The tax sharing agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

   Services Agreement

   Cabletron has been providing certain corporate, human resource, information technology, financial, and other services to us or our predecessor division since March 1, 2000. We and Cabletron have entered into a services agreement dated August 28, 2000, which formalizes the terms and conditions under which Cabletron provides services to us. The services to be provided by Cabletron thereunder include information technology support services for functions including accounting, treasury and financial and cash management, tax, payroll, stockholder and public relations, legal, human resources, and other administrative functions.

   Pursuant to the services agreement, we maintain an intercompany account with Cabletron. Cabletron manages this account as part of the treasury services provided to us under the services agreement. The services agreement provides that all of our deposits and disbursements flow through the intercompany account, and we rely on the intercompany account as a source of liquidity. Upon distribution, the balance in the account will be transferred to us.

   The services agreement also allows all of our eligible employees to continue to participate in Cabletron's benefits plans on comparable terms and conditions as existed prior to the contribution date until the distribution date or until we establish benefit plans for our employees, or elect not to establish comparable plans, if it is not legally or financially practical. The services agreement also describes the manner in which Cabletron will share with us its owned and leased properties and office space.

   The services agreement permits Cabletron to engage subcontractors to perform all or any portion of the services described therein. The agreement also allows us and Cabletron to adjust from time to time the nature and level of services provided by Cabletron to us thereunder. The services agreement specifies charges for the services provided by Cabletron to us. The initial term of the services agreement expires two years after our separation from Cabletron. We may terminate the services agreement with respect to all or any of the services provided under the agreement by providing written notice of at least a full fiscal quarter prior to such termination, provided that we do not terminate certain basic services for so long as we are a majority owned subsidiary of Cabletron. We are responsible for any additional costs imposed by third parties against Cabletron that result from such a termination. Cabletron may terminate the services agreement with respect to any or all of the services provided under the agreement by providing us at least sixty days' prior written notice.

   Intellectual Property License Agreements

   We have entered into royalty-free licensing agreements with each of Cabletron, Aprisma, Enterasys and GNTS that allow us to use certain intellectual property of certain of these parties and that allow certain of these parties to use certain of our intellectual property.

   Pursuant to our license agreement with Cabletron, Cabletron provides us and our affiliates a royalty-free license to use confidential know-how of Cabletron that was discovered, invented or developed prior to the effective date of our separation from Cabletron and that was not contributed to any of Aprisma, Enterasys or GNTS. The term of the license is perpetual, unless earlier terminated pursuant to the terms of the agreement. We may not grant any sublicenses or licenses under the license granted to us by Cabletron under the agreement, and we have agreed to maintain and protect any information we receive under the agreement to the same extent that we maintain and protect our own confidential information. We and Cabletron have also agreed to indemnify each other for certain breaches of the agreement.

   Pursuant to a license agreement between us and GNTS, we have granted to GNTS and its affiliates a background license to:

  . use know-how proprietary to us that was discovered, invented or developed before our separation from Cabletron; and

  . use patents owned by us as of the effective date of our separation from Cabletron and any patents that are issued to us as a result of a patent application filed within two years of the date of our separation from Cabletron;

provided, however, that the GNTS license agreement provides that no license is granted for any use that is competitive with our business as of the date of our separation from Cabletron or that would allow the design, development or use of our software tools in a manner directly or indirectly competitive with us. The term of the license is perpetual, unless earlier terminated pursuant to the terms of the agreement. GNTS may not grant any sublicenses or licenses under the license granted to them by us under the agreement, and GNTS has agreed to maintain and protect any information they receive under the agreement to the same extent that they maintain and protect their own confidential information:

   Pursuant to a cross-license agreement between us and Aprisma, we have granted to Aprisma and Aprisma has granted to us a background license to:

  . use know-how proprietary to the granting party that was discovered, invented or developed before our separation from Cabletron; and

  . use patents owned by the granting party as of the effective date of our separation from Cabletron and any patents that are issued as a result of a patent application filed by the granting party within two years of the date of our separation from Cabletron, to design, develop, make, have made, use, market distribute, license, sell, maintain and support certain products of the granting party and products that are extensions, modifications, improvements or successors thereof;

provided, however, that the Aprisma cross-license agreement provides that no license is given for any use that is competitive with the business of the other party as of the date of our separation from Cabletron or that would allow the design, development or use of the other party's software tools in a manner directly or indirectly competitive with such party. The term of the cross-license is perpetual, unless earlier terminated pursuant to the terms of the agreement. Neither Aprisma nor we may grant any sublicenses or licenses under the license granted under the agreement, and Aprisma and we have agreed to maintain and protect any information received under the agreement to the same extent that Aprisma and we maintain and protect our respective confidential information.

   Pursuant to a cross-license agreement between us and Enterasys, we have granted to Enterasys and Enterasys has granted to us a background license. The license to Enterasys allows it to use Riverstone intellectual property in connection with providing total network solutions singularly focused on enterprise class customers including, in particular, its current products and successors to those products. The intellectual property applicable to the license is:

  . use know-how proprietary to the granting party that was discovered, invented or developed before our separation from Cabletron; and

  . use patents owned by the granting party as of the effective date of our separation from Cabletron and any patents that are issued as a result of a patent application filed by the granting party within two years of the date of our separation from Cabletron, to design, develop, make, have made, use, market distribute, license, sell, maintain and support certain products of the granting party and products that are extensions, modifications, improvements or successors thereof;

provided, however, that the Enterasys cross-license agreement provides that no license is granted to us with respect to wireless technology. The term of the cross-license is perpetual, unless earlier terminated pursuant to the terms of the agreement. Additionally, in the cross-license agreement, we have granted to Enterasys access to certain ASICs and related technology. Riverstone has two existing generations of ASICs. Our first two generations are manufactured by NEC. Our latest generation, produced by Lucent, is our RapidPath family. We are currently developing a next generation family, the RapidPath-X. Both we and Enterasys share in the same basic technology embedded in the ASICs manufactured by NEC. However, we are not obligated to share with Enterasys our RapidPath and RapidPath-X families or service provider specific network interfaces. Neither Enterasys nor we may grant any sublicenses or licenses under the licenses granted under the agreement, and both

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

Enterasys and we have agreed to maintain and protect any information received under the agreement to the same extent that Enterasys and we maintain and protect our respective confidential information.

   Supplemental Options

   We have entered into an agreement with Cabletron dated August 28, 2000, pursuant to which, in the event Cabletron distributes to its stockholders the shares our capital stock held by Cabletron, we will be obligated to grant supplemental options under our 2000 Equity Incentive Plan to acquire shares of our common stock to those persons who hold compensatory Cabletron stock options. See "Management--2000 Equity Incentive Plan--Provisions Related to the Distribution and to Change in Control."

Transactions with the Silver Lake Investors

   Rights to Purchase Our Common Stock

   Stock Purchase Rights Issued. On August 30, 2000, we entered into an Amended and Restated Securities Purchase Agreement with Silver Lake Partners, L.P., and granted to the Silver Lake investors rights to purchase shares of our common stock. These rights, as of August 31, 2000, are to purchase:

  . up to 929,022 shares of common stock at a purchase price of $8.40 per share;

  . up to an additional 1,858,043 shares of common stock at a purchase price of $8.40 per share;

  . up to an additional 1,858,043 shares of common stock at a purchase price of $9.69 per share; and

  . up to an additional 619,348 shares of common stock at a purchase price of $12.27 per share.

   Each of the above purchase prices will be adjusted to 90% of the gross price paid per share in this offering if that results in a purchase price lower than the initial purchase price set forth above (except in the case of the 1,858,043 shares with an initial purchase price of $8.40). These shares may be purchased at the option of the investors, except that we can require the investors to purchase 929,022 shares at an initial purchase price of $8.40 per share (which purchase price is subject to adjustment as provided in the immediately preceding sentence). The shares subject to the stock purchase right may not be purchased until 10 business days prior to the effectiveness of the registration statement of which this prospectus forms a part, and the stock purchase right terminates if shares are not purchased on or prior to the date of such effectiveness.

   As of August 31, 2000, the stock purchase rights represented ownership of approximately 4.2% of our outstanding fully-diluted common stock. To the extent that after that date we issue additional stock options to directors, officers, employees or consultants, the stock purchase rights provide for an adjustment so that, for the same aggregate purchase price, shares subject to the stock purchase right will be issuable for a number of shares sufficient to maintain approximately the same fully-diluted percentage ownership level of our common stock as if such additional stock options had not been issued.

   IPO Valuation Warrants. If the gross price per share of common stock issued in this offering multiplied by the number of shares of common stock outstanding immediately after this offering on a fully diluted basis exceeds $1.672 billion, we are required to issue to the investors warrants to purchase a number of shares of our common stock equal to $1.25 million divided by the gross price per share paid in this offering. The exercise price for these warrants will equal the gross price per share paid in this offering and these warrants will expire on the third anniversary of the date of issuance.

   Spin-Off Warrants. Concurrently with a distribution by Cabletron of our capital stock to its stockholders, we are required to issue warrants to the investors to purchase a number of shares equal to the number of shares that the investors would have received in the distribution if the investors had exercised the Cabletron warrants they hold immediately prior to the record date for the distribution. The Cabletron warrants represent the right to buy 250,000 shares of Cabletron common stock at an exercise price of $45 per share and the right to buy 200,000 shares of Cabletron common stock at an exercise price of $35 per share, in each case subject to the adjustments provided in such warrants. Based upon Cabletron's current ownership of us, the investors' current holding of

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

Cabletron warrants and assuming no change in the number of outstanding shares of Cabletron capital stock outstanding from the 186,919,414 shares outstanding at August 29, 2000, the total number of shares subject to the new warrants we would issue to the investors in connection with a distribution by Cabletron of our capital stock to its stockholders would be approximately 221,165. These new warrants will have an aggregate exercise price that bears the same relationship to the aggregate exercise price for the Cabletron warrants as the equity value of Riverstone bears to the equity value of Cabletron at the time we issue the new warrants.

   Right to designate an observer to our board of directors

   Cabletron has agreed to cause us to allow a designee of Silver Lake to observe meetings of our board of directors in a non-voting capacity until such time as our capital stock is distributed to Cabletron stockholders. This designee is entitled to receive the same notices and materials that we provide to board members and is entitled to be informed about, and to comment on, significant decisions made by the board. The warrants expire on the later of August 30, 2007 and the third anniversary of the distribution by Cabletron of our capital stock to its stockholders.

   Registration Rights

   We have granted the Silver Lake investors certain rights to demand the registration of the shares of our common stock acquired upon exercise of the securities described above for public sale pursuant to an effective registration statement under the Securities Act of 1933 and certain other rights to include such shares in registrations effected for our account or the account of other stockholders (so-called piggyback registration rights). The Silver Lake investors may exercise such demand registration rights on only two occasions, and the exercise of their demand and piggy-back registration rights is subject to other limitations (including the lock-up agreements described below).

   Standstill Arrangement

   Until August 30, 2004, each of the Silver Lake investors has agreed that it and each of its controlled affiliates will generally not take certain actions, including the acquisition of us, the solicitation of proxies to vote in opposition to any matter that has been recommended by our board of directors or in favor of any matter that has not been approved by our board of directors and the solicitation of, or the making of any public statement regarding, a merger or acquisition of us, sale of all or substantially all of our assets, or purchase of equity securities of Cabletron or us. These restrictions will be suspended upon the occurrence of certain events, including an announcement by us that Riverstone is for sale and the execution of a definitive agreement which, if consummated, would result in a change of control of us. The terms of this standstill arrangement may make certain change of control or other extraordinary transactions less likely to occur while such arrangement is in effect, thereby reducing the possibility that our stockholders will receive a premium or other benefits which can sometimes accompany such transactions.

   Lock-up Agreement

   The Silver Lake investors have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, and to offer or sell only up to specified, staggered numbers of shares during the period between the 181st and 270th day after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. See "Underwriters."

   Other Aspects of the Silver Lake Transaction

   The issuance by us of the securities and by Cabletron of the warrants described above to the Silver Lake investors was part of an integrated set of transactions, including the issuance by Cabletron to the investors of 65,000 shares of its 4% Series A Participating Convertible Preferred Stock and 25,000 shares of its 4% Series B

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

Participating Convertible Preferred Stock and the issuance by each of Aprisma, Enterasys and GNTS to the investors of certain stock purchase rights. The aggregate consideration paid by the investors at the closing of such transactions was $90 million.

Indebtedness of Management

   On January 1, 2000, Cabletron issued a note to Romulus Pereira, our President and Chief Executive Officer, in the amount of $125,000. Mr. Pereira repaid the note in full on September 13, 2000.

   On April 12, 2000, Cabletron issued an additional note to Mr. Pereira in the amount of $400,000 to be applied to the payment of certain taxes owed by Mr. Pereira with respect to Cabletron shares that he received in connection with Cabletron's acquisition of Yago Systems in 1998. The note bears interest at the rate of 6.46% per annum and is due in full on April 12, 2002.

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

                                STOCK OWNERSHIP

   The following table sets forth certain information as of August 31, 2000, regarding the number of shares of common stock beneficially owned by all persons known to us to beneficially own more than five percent of the outstanding shares of common stock. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted.

                                           Number of   Percent of Class
                                             Shares    -----------------
                                          Beneficially  Before   After
        Name of Beneficial Owner            Owned(1)   Offering Offering
        ------------------------          ------------ -------- --------
Cabletron Systems, Inc.(2)...............  92,088,235     100%
 35 Industrial Way, Bldg 36
 PO Box 5005
 Rochester, NH 03867

[Silver Lake Technology Associates,
 L.L.C.] (3).............................   5,264,456    5.41
 2800 Sand Hill Road
 Menlo Park, CA 94025

--------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options or other rights to purchase which are currently exercisable or are exercisable within 60 days after August 31, 2000 are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2) Includes 92,088,135 shares of common stock which will be issued upon the conversion of 92,088,135 shares of Series A Convertible Preferred Stock upon the completion of this offering.
(3)

   None of our directors and executive officers beneficially owns any shares of our common stock. We have granted to our officers and directors options to purchase an aggregate of 4,980,000 shares of our common stock with an exercise price equal to $3.50. See "Management--Board Compensation" and "Management-- Option Grants During Fiscal 2000." None of these options become exercisable prior to 60 days after August 31, 2000. Assuming the exercise of these options, these officers and directors would beneficially own 5.13% of our common stock. Options issued to our named officers include 1,500,000 options to Mr. Pereira, 300,000 options to Mr. Boyd and 400,000 options to Mr. Gopalakrishnan.

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

                         DESCRIPTION OF CAPITAL STOCK

General

   As of September 2, 2000 there are 92,088,235 shares of common stock issued and outstanding after giving effect to the issuance of 92,088,135 shares of common stock upon the conversion of all outstanding preferred stock immediately prior to the closing of this offering, all of which were held of record by Cabletron. Upon the completion of this offering, we will be authorized to issue 300,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of undesignated preferred stock, $.01 par value per share. The following description of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

   Upon completion of this offering, all outstanding shares of preferred stock will be converted into 92,088,135 shares of common stock. Thereafter, our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, such effects might include, among other things:

  .  restricting dividends on our common stock;

  .  diluting the voting power of our common stock;

  .  impairing the liquidation rights of our common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

Purchase Rights

   We have granted to the Silver Lake investors rights to purchase shares of our common stock. These rights, as of August 31, 2000, are to purchase:

  .  up to 929,022 shares of common stock at a purchase price of $8.40;

  . up to an additional 1,858,043 shares of common stock at a purchase price of $8.40;

  . up to an additional 1,858,043 shares of common stock at a purchase price of $9.69; and

  . up to an additional 619,348 shares of common stock at a purchase price of $12.27.

   Each of these purchase prices is subject to adjustment. In addition, if the Silver Lake investors purchase common stock in connection with our initial public offering, the purchase price will be equal to 90% of the gross price paid per share in the offering, if lower than the initial purchase price (except in the case of the 1,858,043 shares with an initial purchase price of $8.40).

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

   The Silver Lake investors can purchase common stock on the date of the earliest to occur of the effectiveness of a registration statement with respect to our initial public offering, the consummation of a sale of us to an unrelated third party and the distribution by Cabletron of our capital stock to its stockholders. These rights expire on the date of the earliest to occur of the effectiveness of a registration statement with respect to our initial public offering (if not purchased on that date), the consummation of a sale of us to an unrelated third party (if not purchased on that date) and twenty business days following Cabletron's distribution of our capital stock to its stockholders without such us having first engaged in an initial public offering of stock. In addition, Cabletron can require the Silver Lake investors to purchase the 929,022 shares specified above at $8.40 per share at the time of our initial public offering.

   Stock Purchase Rights That We May Issue in the Future.

   Cabletron also has agreed to cause us to issue warrants to purchase additional shares of our common stock to the Silver Lake investors under certain circumstances. If the gross price per share of common stock issued in this offering multiplied by the number of shares of common stock outstanding immediately after this offering exceeds $1.672 billion, we are required to issue to these investors warrants to purchase a number of shares of our common stock equal to $1.25 million divided by the gross price per share paid in this offering. The exercise price for these warrants will equal the gross price per share paid in this offering. In addition, concurrently with a distribution by Cabletron of our capital stock to its stockholders, we are required to issue warrants to the Silver Lake investors to purchase a number of shares equal to the number of shares that the Silver Lake investors would have received in such distribution if the Silver Lake investors had exercised the Cabletron warrants they held immediately prior to the record date related to the distribution. The exercise price for these warrants will be determined on the basis of the market value of Cabletron and us at the time of issuance.

   As a result of the offering there will be            shares of common stock
outstanding assuming no exercise of the underwriters' overallotment options. As of September 2, 2000, there were 92,088,235 shares of common stock outstanding.

Anti-takeover Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware Law

   Provisions in our certificate of incorporation and by-laws may delay or prevent a change of control or changes in our management. These provisions include:

   Classified Board of Directors. Our board of directors will be divided into three classes of directors, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. In addition, our by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote in the election of directors. Under our by-laws, a vacancy on the board of directors may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on removing directors and filling vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

   Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation does not provide our stockholders with the ability to act by written consent. Our by-laws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. These provisions could have the effect of delaying until the next annual meeting of stockholders those actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

   Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, in order to be timely, notice from the stockholder must be received no later than the tenth day following the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred earlier. Our by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized but Unissued Shares. Authorized but unissued shares of our common stock and preferred stock are available for future issuance without approval of our holders of common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Additionally, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is                 .

Listing

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol "RSTN."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the offering, there has been no public market for our common stock and we cannot predict the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

   All of the               shares of our common stock sold in this offering
will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of us, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers, as well as significant stockholders of us, if any.

   Cabletron may, in its sole discretion, upon conditions determined by its board to be favorable to it and its stockholders, distribute our common stock that it owns to its stockholders. We do not expect that Cabletron will consummate the distribution unless it receives a private letter ruling from the Internal Revenue Service that the distribution will be tax-free to Cabletron and its stockholders. Shares of our common stock distributed to Cabletron stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates of us. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

   The remaining shares of our common stock, including those held by Cabletron and those that the Silver Lake investors may purchase with the purchase rights described above, before distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as those provided by Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act and summarized below. Cabletron, the Silver Lake investors, and our directors and officers have agreed not to offer or sell any shares of our common stock, subject to exceptions (including the distribution), for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. See "Underwriting."

   We have reserved 45,000,000 shares of our common stock for issuance under our 2000 Equity Incentive Plan. Options granted under this plan are subject to vesting requirements and, in addition, only become exercisable upon a distribution of our stock by Cabletron to its stockholders, or if we are sold or otherwise undergo a change in control, and then only to the extent of any provisional vesting. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our 2000 Equity Incentive Plan. Shares issued pursuant to awards after the effective date of such registration statement (other than shares issued to affiliates) generally will be freely tradable without further registration under the Securities Act. We currently expect to file a registration statement at the time of the distribution of our stock by Cabletron to register shares of our stock that may be issued upon exercise of options issued by us in respect of compensatory Cabletron options and Silver Lake warrants to the Silver Lake investors. Shares issued pursuant to such options will also be freely tradable without registration under the Securities Act after the effective date of such registration statement.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Chase Securities Inc., Lehman Brothers Inc., and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                                       Number of
                                 Name                                   Shares
                                 ----                                  ---------
Morgan Stanley & Co. Incorporated.....................................
Chase Securities Inc..................................................
Lehman Brothers Inc...................................................
Salomon Smith Barney Inc..............................................
  Total...............................................................

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and such dealers may re-allow, a concession
not in excess of $   a share to other underwriters or to certain dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of common stock offered by us in this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to that underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   The underwriters have informed us that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which such principal underwriter exercises discretionary authority. The underwriters have further informed us that they estimate that such sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.

   We have applied for listing of our common stock on the Nasdaq National Market under the trading symbol "RSTN."

   At our request, certain of the underwriters have reserved for sale up to shares, which shares may be offered for sale at the initial public offering price to selected directors, officers, employees, customers, and other business associates of ours. We cannot assure that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. These shares will also be subject to a 180 day lock-up period, in the case of officers and directors of Cabletron and Riverstone and a 90 day lock-up period in the case of other recipients of these shares, in each case, in accordance with the terms of the lock-up described in the next paragraph. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

   Each of Riverstone Networks, Inc., Cabletron Systems, Inc. and the directors and executive officers of Riverstone Networks, Inc., the chief financial officer of Cabletron Systems, Inc., and Silver Lake Partners, L.P. and its co-investors has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he, she or it will not, during the lock-up period described below:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In the case of us and Cabletron Systems, Inc., the lock-up period shall expire 180 days after the date of this prospectus. In the case of our directors and executive officers, the chief financial officer of Cabletron Systems, Inc. and Silver Lake Partners, L.P. and its co-investors, the lock-up period shall expire as to 1.67% of the total number of shares (including shares underlying vested and unvested options) of our common stock held by such person or entity on each of the 181st, 211th and 241st days after the date of this prospectus; and as to any remaining securities subject to the lock-up on the 271st day after the date of this prospectus.

   The restrictions described in the previous paragraph do not apply to:

  .  the sale of the shares to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . the granting of stock options or restricted stock units pursuant to our existing employee benefit plans, provided that such options do not become exercisable and such units do not vest during such 180-day period;

  . the issuance by us of warrants to acquire our common stock in strategic transactions or financing arrangements, provided that the recipient agrees to be bound by the restrictions described above;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of this offering;

  . bona fide gifts, transfers by will or intestacy, provided that the transferee agrees in writing to be bound by the restrictions described above;

  . transfers to members, partners, affiliates or immediate family or transfers to a trust for the benefit of the transferor or the transferor's immediate family, provided the transferee agrees in writing to be bound by the restrictions described above;

  .  transactions in shares of Cabletron's common stock;

  . the distribution or the substitution of Cabletron's warrants with replacement warrants and awards with replacement awards under our incentive plans and other transactions under our incentive plans;

  . the distribution by Cabletron of its shares of our common stock to its shareholders; or

  . certain other transfers and dispositions, provided that the recipient remains subject to the lock-up restrictions for the remainder of the period for which we are bound.

   In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. In addition, to cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to each of Riverstone Networks, Inc. and Cabletron Systems, Inc. Specifically, Morgan Stanley & Co. Incorporated currently provides merger and acquisition banking services to Cabletron Systems, Inc. We have generally agreed to pay the costs and expenses relating to this offering. The underwriters have agreed to reimburse us for certain of its expenses incurred in connection with this offering.

   On August 30, 2000, an affiliate of Morgan Stanley & Co. Incorporated acquired approximately 3.8% of the Silver Lake group's investment in Riverstone.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Price of the Offering

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial position and future prospects, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Riverstone by Ropes & Gray, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   Our consolidated financial statements and schedule as of February 28, 1998 and 1999 and February 29, 2000 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in the offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements contained in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. Copies of the registration statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of such materials from the public reference section of the Securities and Exchange Commission at its Washington, D.C. office upon payment of the prescribed fees. You may obtain information on the operation of the public reference section by calling the Commission at 1-800-SEC-0330. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at the offices of the Commission or through the Securities and Exchange Commission's website at http://www.sec.gov.

   As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements. We also maintain an Internet site at http://www.riverstonenet.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report...........................................    F-2
Consolidated Financial Statements
Consolidated Balance Sheets--February 28, 1999, February 29, 2000 and
 June 3, 2000 (unaudited)..............................................    F-3
Consolidated Statements of Operations--Years ended February 28, 1998,
 1999 and February 29, 2000, and quarters ended May 31, 1999 and June
 3, 2000 (unaudited)...................................................    F-4
Consolidated Statements of Cash Flows--Years ended February 28, 1998,
 1999 and February 29, 2000, and quarters ended May 31, 1999 and June
 3, 2000 (unaudited)...................................................    F-5
Consolidated Statements of Stockholders' Net Investment--Years ended
 February, 28, 1998, 1999 and February 29, 2000, and quarter ended June
 3, 2000...............................................................    F-6
Notes to Consolidated Financial Statements.............................    F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Riverstone Networks, Inc.:

   We have audited the accompanying consolidated balance sheets of Riverstone Networks, Inc. (the "Company") as of February 28, 1999 and February 29, 2000 and the related consolidated statements of operations, cash flows, and stockholder's net investment for each of the years in the three-year period ended February 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 1999 and February 29, 2000 and the results of its operations and its cash flows for the three-year period ended February 29, 2000, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Boston, Massachusetts
August 30, 2000

                           RIVERSTONE NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
             February 28, 1999, February 29, 2000 and June 3, 2000
                    (in thousands, except per share amounts)

                                         February 28, February 29,  June 3,
                                             1999         2000        2000
                                         ------------ ------------ ----------
                                                                   (Unaudited)
Assets
Current Assets:
Cash and cash equivalents...............  $      --    $      --   $  55,480
Accounts receivable, net of allowance
 for doubtful accounts ($30, $1,672 and
 $1,704 at February 28, 1999, February
 29, 2000 and June 3, 2000,
 respectively)..........................        325        9,240      12,051
Accounts receivable, related parties....         --           --       1,656
Inventories.............................      1,691        5,638       5,079
Due from employees and officers.........         --          220         466
Prepaid expenses and other current
 assets.................................      3,258        2,547       3,285
                                          ---------    ---------   ---------
    Total current assets................      5,274       17,645      78,017
                                          ---------    ---------   ---------
Due from employees and officers, long
 term...................................         --          216       1,013
Property and equipment, net.............      4,700        5,833       8,561
Goodwill, net...........................     14,555        9,554       9,044
                                          ---------    ---------   ---------
    Total assets........................  $  24,529    $  33,248   $  96,635
                                          =========    =========   =========

Liabilities and Stockholder's Net
 Investment
Current Liabilities:
Notes payable, current portion..........  $     123    $      98   $      --
Accounts payable, related parties.......         --           --       9,979
Deferred revenue........................         80        2,429       4,369
Accrued expenses........................      1,309        3,693       3,669
                                          ---------    ---------   ---------
    Total current liabilities...........      1,512        6,220      18,017
                                          ---------    ---------   ---------
Notes payable, long term................         98           --          --
                                          ---------    ---------   ---------
    Total liabilities...................      1,610        6,220      18,017
                                          ---------    ---------   ---------

Commitments and contingencies

Stockholder's Net Investment:
  Series A Preferred Stock $.01 par
   value per share, 92,088,135 shares
   authorized, no shares issued and
   outstanding..........................         --           --          --
  Common Stock, $.01 par value per
   share, 157,000,000 shares authorized,
   100 shares issued and outstanding....         --           --          --
  Additional paid in capital............         --           --         263
  Accumulated deficit...................   (227,001)    (264,432)   (276,945)
  Cabletron Systems equity..............    249,920      291,472     355,455
  Accumulated other comprehensive
   income...............................         --          (12)       (155)
                                          ---------    ---------   ---------
    Total stockholder's net investment..     22,919       27,028      78,618
                                          ---------    ---------   ---------
Total liabilities and stockholder's net
 investment.............................  $  24,529    $  33,248   $  96,635
                                          =========    =========   =========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
  Years ended February 28, 1998, 1999 and February 29, 2000 and quarters ended
                         May 31, 1999 and June 3, 2000
                    (in thousands, except per share amounts)

                                      Years Ended                   Quarters ended
                         -------------------------------------- ----------------------
                         February 28, February 28, February 29,   May 31,    June 3,
                             1998         1999         2000        1999        2000
                         ------------ ------------ ------------ ----------- ----------
                                                                (Unaudited) (Unaudited)
Net revenues............   $     59    $   3,284     $ 23,076     $ 2,480    $ 15,778
Cost of revenues........          7        3,009       11,976       1,525       7,271
                           --------    ---------     --------     -------    --------
  Gross profit..........         52          275       11,100         955       8,507
                           --------    ---------     --------     -------    --------
Operating expenses:
  Research and
   development..........     12,013       26,647       30,691       6,949      10,177
  Selling and
   marketing............      1,962        3,188        9,279       1,315       7,295
  General and
   administrative.......      3,053        5,025        8,534       1,574       3,544
  Special charges.......         --      150,382           --          --          --
                           --------    ---------     --------     -------    --------
    Total operating
     expenses...........     17,028      185,242       48,504       9,838      21,016
                           --------    ---------     --------     -------    --------
    Operating loss......    (16,976)    (184,967)     (37,404)     (8,883)    (12,509)
Interest expense........         --           28           27           8           4
                           --------    ---------     --------     -------    --------
    Net loss............   $(16,976)   $(184,995)    $(37,431)    $(8,891)   $(12,513)
                           ========    =========     ========     =======    ========
Pro forma net loss per
 share:
    Basic and diluted...                             $   (.40)               $   (.13)
                                                     ========                ========
Pro forma weighted
 average number of
 shares outstanding:
    Basic and diluted...                               92,088                  92,088
                                                     ========                ========


        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  Years ended February 28, 1998, 1999 and February 29, 2000 and quarters ended
                         May 31, 1999 and June 3, 2000
                                 (in thousands)

                                      Years ended                   Quarters ended
                         -------------------------------------- ----------------------
                         February 28, February 28, February 29,   May 31,    June 3,
                             1998         1999         2000        1999        2000
                         ------------ ------------ ------------ ----------- ----------
                                                                (Unaudited) (Unaudited)
Cash flows from
 operating activities:
Net loss...............    $(16,976)   $(184,995)    $(37,431)    $(8,891)   $(12,513)
Adjustments to
 reconcile net loss to
 net cash used in
 operating activities:
  Depreciation and
   amortization........       1,203        4,534        4,975       1,450       3,397
  Provision for losses
   on accounts
   receivable..........          --           30        1,642          92          32
  Other non cash.......          --      150,382           --          --         263
  Changes in assets and
   liabilities (net of
   effects of
   acquisition of
   business):
    Accounts receivable
     and accounts
     receivable,
     related parties...          --         (355)     (10,570)     (1,085)     (4,571)
    Inventories........          --       (1,691)      (3,947)     (3,916)        535
    Prepaid expenses
     and other assets..         196       (2,461)         274         818      (1,780)
    Accrued expenses
     and accounts
     payable, related
     parties...........        (523)      (2,458)       2,384       2,757       9,954
    Deferred revenue...          35           45        2,349         157       1,940
                           --------    ---------     --------     -------    --------
      Net cash provided
       by operating
       activities......     (16,065)     (36,969)     (40,324)     (8,618)     (2,743)
                           --------    ---------     --------     -------    --------
Cash flows from
 investing activities:
Capital expenditures...      (1,908)      (3,790)      (4,071)     (1,204)     (5,662)
                           --------    ---------     --------     -------    --------
      Net cash used in
       investing
       activities......      (1,908)      (3,790)      (4,071)     (1,204)     (5,662)
                           --------    ---------     --------     -------    --------
Cash flows from
 financing activities:
Principal payments on
 note payable..........          --          (96)        (123)        (20)        (98)
Cash used in
 acquisition of
 business, net of cash
 received..............          --       (1,580)          --          --          --
Net transfer from
 Cabletron.............      17,973       42,435       44,518       9,842      63,983
                           --------    ---------     --------     -------    --------
      Net cash provided
       by financing
       activities......      17,973       40,759       44,395       9,822      63,885
                           --------    ---------     --------     -------    --------
Net increase in cash
 and cash equivalents..          --           --           --          --      55,480
Cash and cash
 equivalents, at
 beginning of period...          --           --           --          --          --
                           --------    ---------     --------     -------    --------
Cash and cash
 equivalents, at end of
 period................    $     --    $      --     $     --     $    --    $ 55,480
                           ========    =========     ========     =======    ========
Other cash flow
 information:
 Interest paid.........    $     --    $      25     $     24     $     8    $      4
                           ========    =========     ========     =======    ========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' NET INVESTMENT
  Years ended February 28, 1998, 1999 and February 29, 2000 and quarter ended
                                  June 3, 2000
                                 (in thousands)

                                                          Accumulated
                        Additional             Cabletron     Other
                         Paid in   Accumulated  Systems  Comprehensive
                         Capital     Deficit    Equity       Loss       Totals
                        ---------- ----------- --------- ------------- ---------
Balances, March 1,
 1997..................    $ --     $ (25,030) $ 26,370      $  --     $   1,340
  Net loss.............      --       (16,976)       --         --       (16,976)
  Net transfers from
   Cabletron...........      --            --    17,973         --        17,973
                           ----     ---------  --------      -----     ---------
Balances, February 28,
 1998..................      --       (42,006)   44,343         --         2,337
                           ----     ---------  --------      -----     ---------
  Components of
   comprehensive loss:
    Net loss...........      --      (184,995)       --         --      (184,995)
    Accumulated
     translation
     adjustments.......      --            --        --         --            --
  Net transfers from
   Cabletron Systems...      --            --   205,577         --       205,577
                           ----     ---------  --------      -----     ---------
Balances, February 28,
 1999..................      --      (227,001)  249,920         --        22,919
                           ----     ---------  --------      -----     ---------
  Components of
   comprehensive loss:
    Net loss...........      --       (37,431)       --         --       (37,431)
    Accumulated
     translation
     adjustments.......      --            --        --        (12)          (12)
                                                                       ---------
      Total
       comprehensive
       loss............      --            --        --         --       (37,443)
  Net transfers from
   Cabletron...........      --            --    41,552         --        41,552
                           ----     ---------  --------      -----     ---------
Balances, February 29,
 2000..................      --      (264,432)  291,472        (12)       27,028
                           ----     ---------  --------      -----     ---------
  Components of
   comprehensive loss:
    Net loss(a)........      --       (12,513)       --         --       (12,513)
    Accumulated
     translation
     adjustments(a)....      --            --        --       (143)         (143)
                           ----     ---------  --------      -----     ---------
      Total
       comprehensive
       loss(a).........      --            --        --         --       (12,656)
    Stock based
     compensation......     263            --        --         --           263
  Net transfers from
   Cabletron (a).......      --            --    63,983         --        63,983
                           ----     ---------  --------      -----     ---------
Balances, June 3,
 2000(a)...............    $263     $(276,945) $355,455      $(155)    $  78,618
                           ====     =========  ========      =====     =========

--------
(a) Unaudited


        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note (1) Business Operations

   On February 10, 2000, Cabletron Systems, Inc. ("Cabletron") announced its plan to create an independent publicly-traded company, Riverstone Networks, Inc. ("Riverstone" or the "Company"), comprised of Cabletron's Internet infrastructure solutions business for Internet service providers and other service providers. After completion of Riverstone's initial public offering, Cabletron will own at least 80.1% of Riverstone's outstanding common stock. Cabletron has announced that it plans, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of Riverstone's common stock that Cabletron owns to Cabletron's stockholders at some future date ("the distribution date") after Riverstone's initial public offering.

   On July 26, 1996, ZeitNet, Inc. ("ZeitNet") was acquired by Cabletron in a transaction accounted for as a pooling of interests transaction and became a wholly owned subsidiary of Cabletron. Cabletron issued approximately 3.3 million shares of common stock for all of the outstanding shares of ZeitNet (as well as all shares to be issued pursuant to ZeitNet options assumed by Cabletron).

   On March 17, 1998, Yago Systems, Inc. ("Yago") was acquired by Cabletron in a purchase transaction (discussed more fully in footnote 6) and became a wholly owned subsidiary of Cabletron. Cabletron has renamed Yago to Riverstone.

   On June 3, 2000, Cabletron, Riverstone and certain related parties entered into a Transformation Agreement, and Cabletron and Riverstone entered into a Contribution Agreement. In accordance with the Transformation Agreement, Cabletron transferred to Riverstone the Cabletron-owned assets and liabilities which relate to the Riverstone business on August 28, 2000 (the "Contribution Date"). ZeitNet was contributed to and then merged into Riverstone. These accompanying financial statements reflect the historical basis of the Cabletron-owned assets and liabilities which were transferred at the Contribution Date. Cabletron's ownership interest consists of 100 shares of common stock and 92,088,135 shares of convertible preferred stock.

   The Company designs and manufactures routers and switches that enable service providers to convert electrical and optical bandwidth into value-added services for their customers.

Note (2) Summary of Significant Accounting Policies

   (a) Principles of Consolidation and Basis of Presentation

   The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Riverstone business during each respective period. The consolidated financial statements have been prepared using Cabletron's historical basis in the assets and liabilities and the historical results of operations of Riverstone. Changes in Cabletron Systems equity represent Cabletron's transfer of its net investment in Riverstone, after giving effect to the net loss of Riverstone plus net cash transfers and other transfers to and from Riverstone.

   The consolidated financial statements include allocations of certain Cabletron expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, advertising, sales, marketing, engineering and other Cabletron corporate services and infrastructure costs. All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by Riverstone. However, these financial statements do not necessarily indicate the financial position or results of operations that would have occurred if the Company were a stand-alone entity on the dates indicated. See note 16 for detailed explanations regarding transactions with related parties.

                           RIVERSTONE NETWORKS, INC.

   (b) Fiscal Year-End

   Prior to March 1, 2000, the Company's fiscal year ended on the last calendar day of February. Effective March 1, 2000 the Company has changed its year end to a 52-53 week fiscal year ending on the Saturday closest to the last calendar day in February. This change is not expected to have a significant effect on consolidated financial results.

   (c) Cash and Cash Equivalents

   Historically, Cabletron has managed cash and cash equivalents on a centralized basis. Cash receipts associated with Riverstone's business have been recorded by Cabletron on Riverstone's behalf and Cabletron has funded Riverstone's disbursements.

   (d) Inventories

   Inventories are stated at the lower of cost or market. Costs are determined at standard cost which approximates the first-in, first-out (FIFO) method.

   (e) Revenue Recognition

   The Company generally recognizes revenue upon shipment of products provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and collectibility is deemed probable. If uncertainties exist, revenue is recognized when such uncertainties are resolved. Revenues from service and maintenance contracts are deferred and recognized ratably over the period the services are performed, typically twelve months or less. During the fiscal years ending February 28, 1998, February 28, 1999, February 29, 2000 and the quarters ended May 31, 1999 and June 3, 2000, service and maintenance revenue was $19,406, $83,916, $962,337, $73,934 and $845,202, respectively. Estimated warranty costs and sales returns and allowances are accrued at the time of shipment based on contractual rights and historical experience.

   Lease Financing. The Company enters into transactions in which customers receive financing for the purchase of the Company equipment from third party leasing organizations, which in turn remit payment to the Company. In certain transactions, the Company has guaranteed a portion of the customer's lease payments to be made to the lessor. The Company records these transactions consistent with Statement of Financial Accounting Standards No. 13, Accounting for Leases and related interpretations. Substantially all of the Company's customer leasing transactions involve capital leases. When the Company provides a financing guarantee, it records revenue at the time of shipment, subject to a sales reserve. The Company bases the amount of the reserve on a percentage of the guaranteed lease payments, consistent with industry experience.

   Beginning in the quarter ended June 3, 2000, the Company began reselling software through its intercompany agreement with Aprisma Management Technologies, Inc., a wholly owned subsidiary of Cabletron. The software sales, which amounted to $966,171, were for software licenses for Aprisma's Spectrum software and other third party software licenses. The Company recognizes license revenue upon the delivery of the software provided that there are no uncertainties regarding customer acceptance, the fee is fixed and determinable and collection of the resulting receivable is probable.

   (f) Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. The Company reviews its long-lived assets for impairment whenever events

                           RIVERSTONE NETWORKS, INC.

or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company compares the carrying value of long-lived assets to undiscounted expected future cash flows. When the comparison indicates that the carrying value of those assets is greater than the respective undiscounted cash flows an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

   (g) Goodwill

   Goodwill, which represents the excess of purchase price over fair value of net assets acquired in a business combination, is recorded at cost less accumulated amortization. Amortization is provided on a straight-line method over the estimated useful life of the asset. Purchased in-process research and development without alternative future use is expensed when acquired. The carrying amount of goodwill is reviewed quarterly for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company compares the carrying value of goodwill to undiscounted expected future cash flows. When the comparison indicates that the carrying value of the goodwill is greater than the respective undiscounted cash flows an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the goodwill.

   (h) Advertising Costs

   The Company expenses advertising costs as incurred.

   (i) Research and Development Costs

   The Company expenses research and development costs as incurred.

   (j) Stock Based Compensation Plans

   As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Accordingly, no accounting recognition is given to stock options granted to employees of the Company at fair market value until they are exercised. Upon exercise, net proceeds, including income tax benefits realized, are credited to equity. The pro forma impact on earnings has been disclosed in the notes to the Consolidated Financial Statements as required by SFAS 123. Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emersing Issues Task Force ("EITF") 96-18.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25 ("FIN 44"), which must be applied prospectively to new stock option awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occur on or after July 1, 2000. The Company adopted FIN 44 effective July 1, 2000 with no impact on its historical consolidated statements and related disclosures.

   (k) Income Taxes

   Riverstone's operating results historically have been included in Cabletron's consolidated U.S. and state income tax returns and in the tax returns of certain Cabletron foreign subsidiaries. The provision for income taxes in Riverstone's consolidated financial statements has been determined using the separate company return method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

                           RIVERSTONE NETWORKS, INC.

   (l) Historical Net Loss Per Share

   The historical capital structure of the Company is not representative of the future capital structure of the Company. Accordingly, the historical net loss per share and weighted average number of common shares outstanding are not shown for any of the periods presented.

   (m) Unaudited Pro Forma Basic and Diluted Net Loss Per Share

   At June 3, 2000, options to purchase 23,050,050 shares of common stock of the Company at an average exercise price of $3.50 per share have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive. The Company determined that these options were issued at fair market value based on a valuation performed by a qualified, independent, third party. In addition, at June 3, 2000, there were 14,921,890 options outstanding to purchase shares of Cabletron stock, of which 2,960,516 were held by Riverstone employees. At the distribution date, all holders of Cabletron stock options that have not been exercised will receive additional Riverstone options. The actual number of Riverstone stock options to be issued with respect to outstanding Cabletron stock options will not be determined until the distribution date. See note 13.

   As described in note 16, the Senior Preferred Stock will automatically convert into common stock at the then applicable conversion rate upon the closing of an underwritten firm commitment public offering of shares of the common stock of the Company. The unaudited pro forma basic and diluted net loss per share information included in the accompanying statements of operations for the year ended February 29, 2000 and the three months ended June 3, 2000 reflects the impact on unaudited pro forma basic and diluted net loss per share of such conversion as of the beginning of each period using the if-converted method.

   The reconciliation of the numerators and denominators of the unaudited pro forma basic and diluted loss per share computation for the Company's reported net loss is as follows:

                  Pro Forma Basic and Diluted Loss Per Share

                                              Year Ended     Three Months Ended
                                           February 29, 2000    June 3, 2000
                                           ----------------- ------------------
                                                                (Unaudited)
                                             (in thousands, except per share
                                                          data)
Numerator:
  Loss....................................     $(37,431)          $(12,513)
                                               --------           --------
Denominator
  Common stock, $0.01 par value per share,
   157,000,000 shares authorized; 100
   shares issued and outstanding..........           --                 --
  Assumed conversion of preferred stock...       92,088             92,088
                                               --------           --------
  Weighted average number of diluted
   shares outstanding.....................       92,088             92,088
                                               --------           --------
Basic and diluted loss per share..........     $   (.40)          $   (.13)
                                               ========           ========

   (n) Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. See also note 16.

                           RIVERSTONE NETWORKS, INC.

   (o) Foreign Currency Translation and Transaction Gains and Losses

   The Company's international revenues are denominated in either U.S. dollars or local currencies. For those international subsidiaries which use their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the reporting period. Resulting translation adjustments are reported in accumulated other comprehensive income, a component of stockholder's net investment. Where the U.S. dollar is the functional currency, amounts are recorded at the exchange rates in effect at the time of the transaction, and any resulting translation adjustments, which were not material, are recorded in the Statement of Operations.

   (p) Software Development Costs

   Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed ("SFAS 86"). The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

   (q) New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value.

   In June 1999, the FASB issued FAS 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which delayed the effective date of FAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133. ("FAS 138"), which will be adopted concurrently with FAS 133. FAS 138 amends the accounting and reporting standards of FAS 133 for certain derivative instruments and hedging activities and incorporates decisions made by the FASB related to the Derivatives Implementation Group process. The Company is currently evaluating the effect of FAS 133 and FAS 138 on its results of operations and financial position.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, ("SAB 101"). SAB 101 summarizes the SEC's views of applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no significant impact on our revenue recognition policy or results of operations.

   (r) Unaudited Interim Financial Information

   The consolidated financial statements for the quarters ended May 31, 1999 and June 3, 2000 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been included. Results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period.

                           RIVERSTONE NETWORKS, INC.

Note (3) Inventories

   Inventories consist of the following at February 28, 1999, February 29, 2000 and June 3, 2000 (in thousands):

                                           February 28, February 29,   June 3,
                                               1999         2000        2000
                                           ------------ ------------ -----------
                                                                     (Unaudited)
Raw materials.............................    $1,543       $2,764      $3,066
Finished goods............................       148        2,874       2,013
                                              ------       ------      ------
  Total inventories.......................    $1,691       $5,638      $5,079
                                              ======       ======      ======

Note (4) Prepaid Expenses and Other Assets

   Prepaid expenses and other assets consist of the following at February 28, 1999, February 29, 2000 and June 3, 2000 (in thousands):

                                           February 28, February 29,   June 3,
                                               1999         2000        2000
                                           ------------ ------------ -----------
                                                                     (Unaudited)
Receivable from vendor....................    $2,717       $2,159      $2,755
Other.....................................       541          388         530
                                              ------       ------      ------
  Total...................................    $3,258       $2,547      $3,285
                                              ======       ======      ======

   The receivable from vendor represents amounts due from the Company's contract manufacturer for inventory that the Company has purchased from third parties and transferred to its contract manufacturer.

Note (5) Property and Equipment

   Property and equipment consist of the following at February 28, 1999, February 29, 2000 and June 3, 2000 (in thousands):

                            February 28, February 29,   June 3,    Estimated
                                1999         2000        2000     useful lives
                            ------------ ------------ ----------- ------------
                                                      (Unaudited)
Equipment..................   $ 9,081      $13,270     $ 18,937    3-5 years
Furniture and fixtures.....       354          238          233    5-7 years
                              -------      -------     --------
                                9,435       13,508       19,170
Less accumulated
 depreciation and
 amortization..............    (4,735)      (7,675)     (10,609)
                              -------      -------     --------
                              $ 4,700      $ 5,833     $  8,561
                              =======      =======     ========

   In the fourth quarter of the year ended February 28, 1999, Cabletron performed a physical inventory of manufacturing equipment and fixtures in preparation for the planned outsourcing of its manufacturing operations. As a result of this inventory, Cabletron wrote off approximately $17.6 million of assets. The write-off consisted of equipment and fixtures ($14.2 million) that could not be located and equipment that was idled and of no future use. The amount of the write-off attributable to the Company, recorded in special charges, was $382,000.

                           RIVERSTONE NETWORKS, INC.

Note (6) Business Combinations

   Intangible assets consist of the following at February 28, 1999, February 29, 2000 and June 3, 2000 (in thousands):

                                                               Estimated
                         February 28, February 29,   June 3,    useful
                             1999         2000        2000       life
                         ------------ ------------ ----------- ---------
                                                   (Unaudited)
Goodwill................   $16,504      $13,568      $13,568    8 years
Less accumulated
 amortization...........    (1,949)      (4,014)      (4,524)
                           -------      -------      -------
                           $14,555      $ 9,554      $ 9,044
                           =======      =======      =======

   On March 17, 1998, Cabletron acquired Yago, a privately held manufacturer of wire speed routing and layer-4 switching products and solutions. Under the terms of the agreement, Cabletron issued 6.0 million shares of Cabletron common stock to the shareholders of Yago in exchange for all of the outstanding shares of Yago not then owned by Cabletron. Prior to the closing of the acquisition, Cabletron held approximately 25% of Yago's capital stock, calculated on a fully diluted basis. Cabletron also agreed, pursuant to the terms of the agreement, to issue up to 5.5 million shares of Cabletron common stock to the former shareholders of Yago in the event the shares originally issued in the transaction did not attain a market value of $35 per share eighteen months after the closing of the transaction. On September 8, 1999, Cabletron issued approximately 5.2 million shares of Cabletron common stock to the former shareholders of Yago, pursuant to the terms of the merger agreement.

   Cabletron renamed Yago to Riverstone. The purchase accounting for the acquisition of Yago has been pushed down by Cabletron to Riverstone.

   Riverstone recorded the cost of the acquisition of Yago at approximately $165.7 million, including direct costs of $2.6 million. This acquisition has been accounted for under the purchase method of accounting. Riverstone's consolidated results of operations include the operating results of Yago from the acquisition date. Based on an independent appraisal, approximately $150.0 million of the purchase price was allocated to in-process research and development. Accordingly, Riverstone recorded special charges of $150.0 million for this in-process research and development at the date of acquisition. The excess of cost over the estimated fair value of net assets acquired of $16.3 million was allocated to goodwill and is being amortized on a straight-line basis over a period of eight years. The amount allocated to goodwill was decreased during the year ended February 29, 2000 due to the recognition of Yago pre-acquisition net operating losses as a result of a change in the federal separate return limitation year rule.

   At the time of its acquisition, Yago was a development stage company that had spent approximately $5.6 million on research and development focused on the development of advanced gigabit switching technology. All of Yago's efforts since its inception had been directed towards the introduction of an advanced gigabit Layer-2, Layer-3, and Layer-4 switching and router product family. Yago had no developed products or technology and had not generated any revenues as of its acquisition date. At the time, Yago was testing the technology related to the MSR8000, its first product to be released, and was developing its MSR16000/8600 family of products. These two primary development efforts were made up of six significant research and development components, which were ongoing at the acquisition date. These component efforts included continued MSR8000 development and testing, research and development of the MSR2000 (a desktop version of the MSR8000), development of the MSR8600, development of Wide Area Network interfaces for its switching products, routing software research and development, and device management software research and development.

                           RIVERSTONE NETWORKS, INC.

   The purchase price for the acquisition of Yago during the year ended February 28, 1999 was allocated to assets acquired and liabilities assumed based on fair market value at the date of the acquisition. The total cost of the acquisition during the year ended February 28, 1999 is summarized as follows (in thousands):

   Cash paid for acquisitions......................................... $  1,897
   Less cash acquired.................................................      317
                                                                       --------
   Net cash paid for acquisition......................................    1,580
   Common stock issued................................................  163,142
   Assumed liabilities................................................      933
                                                                       --------
     Purchase price................................................... $165,655
                                                                       ========

   The following is a supplemental disclosure of noncash transactions in connection with the Yago acquisition for the year ended February 28, 1999 (in thousands):

   Fair value of asset acquired...................................... $  17,602
   In-process research and development...............................   150,000
   Assumed liabilities...............................................    (2,880)
   Common stock issued...............................................  (163,142)
                                                                      ---------
     Cash portion of acquisition..................................... $   1,580
                                                                      =========

   During the year ended February 29, 2000, there was a noncash adjustment which reduced the goodwill recorded in connection with the Yago acquisition by $2.9 million.

Note (7) Accrued Expenses

   Accrued expenses consist of the following at February 28, 1999, February 29, 2000 and June 3, 2000 (in thousands):

                                        February 28, February 29,   June 3,
                                            1999         2000        2000
                                        ------------ ------------ -----------
                                                                  (Unaudited)
   Accrued payroll and related
    expenses...........................    $1,081       $2,758      $2,465
   Accrued product warranty............       213          584         584
   Other...............................        15          351         620
                                           ------       ------      ------
     Total.............................    $1,309       $3,693      $3,669
                                           ======       ======      ======

Note (8) Notes Payable

   The Company maintained a note payable associated with a financing arrangement to provide equipment financing assumed as part of the Yago acquisition. Borrowings under this arrangement carried interest at an effective rate of 9%, were repayable over 36 months and were secured with the assets purchased. The note has been paid in full during the quarter ended June 3, 2000.

Note (9) Income Taxes

   No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented.

                           RIVERSTONE NETWORKS, INC.

   The following is a reconciliation of the effective tax rates to the statutory federal tax rate:

                                         February 28, February 28, February 29,
                                             1998         1999         2000
                                         ------------ ------------ ------------
   Statutory federal income tax
    (benefit) rate.....................     (35.0)%      (35.0)%      (35.0)%
   State income tax, net of federal tax
    benefit............................      (4.5)         (.8)        (4.2)
   Nondeductible goodwill and
    intangibles........................        .0         28.8          2.0
   Other...............................      (1.7)         (.1)        (1.1)
   Unbenefitted losses.................      41.2          7.1         38.3
                                            ------       -----        -----
                                               .0 %         .0 %         .0 %
                                            ======       =====        =====

   The Company's operating results have been included in Cabletron's consolidated U.S. and state income tax returns and in tax returns of certain Cabletron foreign subsidiaries. As such, Cabletron has utilized all but $0.5 million of the Company's net operating losses and research credits through February 29, 2000 due to limitations pursuant to Internal Revenue Code
Section 382, which imposes an annual limitation on the utilization of loss carryforwards following prior ownership changes. An ownership change is generally defined as a change in more than 50 percent of the ownership of the company. No deferred tax benefit has been recognized for the net operating losses generated during the consolidated tax return years and utilized by Cabletron because they will not be available to Riverstone, and, under the separate return method, Riverstone would not have been able to recognize the tax benefit. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

   For the year ended February 28, 1999 Riverstone recorded a special charge of $150 million for in-process research and development relating to the acquisition of Yago. This charge was not deductible for tax purposes which decreased the Company's taxable loss by the $150 million.

   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of federal deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                       February 28, February 29,
                                                           1999         2000
                                                       ------------ ------------
   Deferred tax assets:
     Accounts receivable..............................   $     12     $   832
     Accrued expenses.................................        102         404
     Accruals and other reserves......................        433         386
     Loss and tax credit carryforwards................      8,747         458
     Depreciation and amortization....................         --         162
     Inventory........................................        231       1,065
     Capitalized R&D..................................      1,653       1,086
                                                         --------     -------
       Total gross deferred tax assets................     11,178       4,393
     Less valuation allowance.........................    (11,062)     (4,393)
                                                         --------     -------
       Net deferred tax assets........................        116          --
                                                         --------     -------
   Deferred tax liabilities:
     Depreciation and amortization....................       (116)         --
                                                         --------     -------
       Total gross deferred liabilities...............       (116)         --
                                                         --------     -------
       Net deferred tax assets........................   $     --     $    --
                                                         ========     =======

                           RIVERSTONE NETWORKS, INC.

   Valuation allowance increased by $3.7 million and decreased by $6.7 million the years ended February 28, 1999 and February 29, 2000, respectively. Approximately $.4 million of the valuation allowance as of February 29, 2000 related to acquired deferred tax assets, the tax benefits of which, when realized, will be recorded as a decrease to goodwill and other non-current intangible assets.

   As of February 29, 2000, the Company has $.5 million of tax credit carryforwards, which is related to acquired subsidiaries. The tax benefits related to the tax credits from acquired subsidiaries, when realized, will be recorded as a decrease in goodwill and other non-current intangible assets. The utilization of these tax credits are limited pursuant to Internal Revenue Code Section 382.

Note (10) Financial Instruments and Concentration of Credit Risk

   The carrying amounts of trade receivables, amounts due from employees and officers, prepaid expenses and other assets, deferred revenue, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's end user customers, which include traditional Internet service providers, content hosting and application service provider, building local exchange carriers, and metropolitan service providers, some of which can be thinly capitalized start-up companies. The Company also guarantees certain lease payments that its customers make to third party leasing companies. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral or other security against trade receivable balances; however, it does maintain an allowance for potential credit losses and such losses have been within management's expectations.

   The following individual customers accounted for 10% or more of total revenue for the periods indicated:

                                         Years Ended                   Quarters Ended
                            -------------------------------------- ----------------------
                            February 28, February 28, February 29,   May 31,    June 3,
                                1998         1999         2000        1999        2000
                            ------------ ------------ ------------ ----------- ----------
                                                                   (Unaudited) (Unaudited)
   Customer A..............      --%          --%          11%          18%        17%
   Customer B..............      --           --           15           --         12
   Customer C..............      --           20           14           --         --
   Customer D..............      --           --           12           --         --
   Customer E..............      --           46           --           --         --
   Customer F..............      --           --           --           24         --
   Customer G..............      --           --           --           16         --
   Customer H..............      --           --           --           14         --
   Customer I*.............      --           --           --           --         10

--------
*  --Customer I is a Cabletron subsidiary, Enterasys Networks, Inc.

Note (11) Segment and Geographical Information

   SFAS 131 Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions how to allocate resources and assess performance. To date, the chief operating decision maker has viewed the Company's operations as principally one segment, Cabletron's Internet infrastructure solutions business for Internet service providers and other service providers.

                           RIVERSTONE NETWORKS, INC.

Revenue amounts are based on product shipment destination. Revenues from unaffiliated customers by geographic region are as follows (in thousands):

                                         Years ended                   Quarters ended
                            -------------------------------------- ----------------------
                            February 28, February 28, February 29,   May 31,    June 3,
                                1998         1999         2000        1999        2000
                            ------------ ------------ ------------ ----------- ----------
                                                                   (Unaudited) (Unaudited)
   Sales to unaffiliated
    customers (trade):
     United States.........     $59         $3,284      $17,673      $2,316     $10,620
     United Kingdom........      --             --        3,472          --       1,819
     Other.................      --             --        1,931         164       1,683
                                ---         ------      -------      ------     -------
   Total trade sales.......      59          3,284       23,076       2,480      14,122
   Sales to related
    parties................      --             --           --          --       1,656
                                ---         ------      -------      ------     -------
   Total sales.............     $59         $3,284      $23,076      $2,480     $15,778
                                ===         ======      =======      ======     =======

   Substantially all of the Company's assets are located in the United States.

Note (12) Legal Proceedings

Legal Proceedings

   A consolidated class action lawsuit purporting to state claims against Cabletron and certain officers and directors of Cabletron was filed in the United States District Court for the District of New Hampshire and, following transfer, is pending in the District of Rhode Island. The complaint alleges that Cabletron and several of its officers and directors disseminated materially false and misleading information about Cabletron's operations and acted in violation of Section 10(b) and Rule 10b-5 of the Exchange Act during the period between March 3, 1997 and December 2, 1997. The complaint also alleges that certain of Cabletron's accounting practices resulted in the disclosure of materially misleading financial results during the same period. More specifically, the complaint challenged Cabletron's revenue recognition policies, accounting for product returns, and the validity of certain sales. The complaint does not specify the amount of damages sought on behalf of the class. Cabletron and other defendants moved to dismiss the complaint and, by Order dated December 23, 1998, the District Court expressed its intention to grant Cabletron's motion to dismiss unless the plaintiffs amended their complaint. The Plaintiffs timely served a Second Consolidation Class Action Complaint, and Cabletron has filed a motion to dismiss this second complaint. A ruling on that motion is not expected earlier than September 2000. In the event that the plaintiffs prevail, Cabletron could be required to pay substantial damages. The Company has not assumed any liabilities from Cabletron with respect to this litigation, and the Company has not been named as a defendant in this litigation and none of the Company's officers or directors is named as a defendant to this litigation. However, the plaintiffs might attempt to involve the Company in this litigation or might seek to have the Company pay damages in connection with this litigation if Cabletron has insufficient assets to cover such damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources of the Company. The payment of substantial legal costs or damages, or the diversion of the Company's management and other resources could have a material adverse effect on the Company's business, financial condition or results of operations.

   The Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the condition or results of operations of the Company.

                           RIVERSTONE NETWORKS, INC.

Note (13) Stock Plans

   (a) Riverstone 2000 Equity Incentive Plan

   Riverstone's board of directors has adopted the Riverstone 2000 Equity Incentive Plan ("2000 Plan"), which provides for the grant of awards to employees or directors of, or consultants or advisors to, the Company as well as to certain employees of Cabletron and its subsidiaries. Awards under the 2000 Plan may consist of stock options (incentive or non-statutory), restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards and loans and supplemental grants. A total of 45,000,000 shares of common stock have been reserved for issuance under the 2000 Plan. No participant may be granted options or stock appreciation rights in any calendar year with respect to more than 8,500,000 shares of common stock. Under the 2000 Plan, no more than 5,000,000 shares may be awarded to any participant as a stock based performance award in any three-year period, and no more than $5,000,000 may be paid to any participant for any year under a cash performance award. The 2000 Plan is administered by Riverstone's board of directors or by a committee of the board, which determines the terms of awards subject to the terms of the 2000 Plan, subject to action by the compensation committee of the board of directors of Cabletron in the event of certain awards to executive officers. The Company has granted stock options under the 2000 Plan that provide for provisional vesting as to one-quarter of the shares subject to the options after one year (April 1, 2001 in the case of the initial grants) with monthly provisional vesting of the remainder over the next three years. Actual vesting of these options, which have a maximum term of ten years, is not scheduled to occur earlier than at the end of four years (April 1, 2004 in the case of the initial grants) or, if earlier, upon a distribution by Cabletron of its shares of stock of the Company or upon a sale or other change in control of the Company. In the event of a sale or other change in control of the Company, vesting would also accelerate by ten months. The exercise price of these options has been set at the fair market value of the Company's stock on the date of grant, as determined by the board. Upon termination of employment, the unvested portion of these options would terminate and the remainder would remain exercisable for up to ninety days, with special rules applicable in the case of death. Consistent with the terms of the 2000 Plan, the Company has also agreed that, upon the distribution by Cabletron to its shareholders of the Company stock owned by Cabletron, the Company will grant stock options to persons then holding options to acquire Cabletron stock, as described in more detail below. The Company had not issued any stock options through February 29, 2000. During the quarter ended June 3, 2000 the Company issued 23,050,050 options under the 2000 Plan with a weighted average exercise price of $3.50 which were all outstanding at June 3, 2000.

   Stock-based compensation expense related to stock options granted to non-employees and consultants is recognized as the stock options are earned. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. The Company believes that the fair value of the stock options are more reliably measurable than the fair value of the services received. In connection with the grant of 2,661,050 Company stock options to non-employees in May 2000, primarily to three officers of Cabletron and other employees of Cabletron, the Company recorded stock-based compensation expense of $263,000 during the quarter ended June 3, 2000. The Company expects to record stock-based compensation expense of approximately $1,000,000 during the quarter ended September 2, 2000.

   (b) Cabletron Equity Incentive Plan

   The Company's employees have been eligible to participate in Cabletron's stock option plans. As of February 29, 2000, Riverstone employees held approximately 3,179,885 stock options under those plans, which were granted at fair market value at the date of grant, vest over a three to five year period and expire within six to ten years from the date of grant.

                           RIVERSTONE NETWORKS, INC.

   Upon the distribution by Cabletron to its shareholders of the Company stock owned by Cabletron, the Company and Cabletron have agreed that the Company will grant to the then-holders of Cabletron stock options, including but not limited to Company employees holding Cabletron options, additional options under the 2000 Plan. The same distribution ratio of Company shares that applies in Cabletron's distribution to its shareholders will be used to determine the number of shares of Company stock subject to the additional Company options granted to holders of Cabletron options. The exercise price of the Cabletron options will be adjusted after the distribution, and the exercise price of the additional Company options will be determined, such that
(1) the aggregate amount of intrinsic value (that is, the difference between exercise price and stock value) in the two options immediately after the distribution does not exceed the intrinsic value in the Cabletron options immediately before the distribution and (2) the ratio of the exercise price per option to the market value per share is not reduced. The additional Company options will have the same vesting and exercisability provisions as the Cabletron options to which they relate, subject to special rules in the event of a sale or merger of the Company. The total number of Cabletron options outstanding at June 3, 2000 was 14,921,890.

   A summary of Riverstone employee option transactions under the current Cabletron plans are follows:

                                                         Cabletron Options
                                                    ----------------------------
                                                    Number of   Weighted-Average
                                                     Options     Exercise Price
                                                    ----------  ----------------
   Options outstanding at February 28, 1997........  1,326,502       $24.27
                                                    ----------
   Options exercisable at February 28, 1997........    160,709         5.94
                                                    ----------
   Granted and assumed.............................  2,921,952        15.54
   Exercised.......................................   (163,050)        5.85
   Cancelled.......................................   (519,194)       27.80
                                                    ----------
   Options outstanding at February 28, 1998........  3,566,210        15.61
                                                    ----------
   Options exercisable at February 28, 1998........    290,209        18.48
                                                    ----------
   Granted and assumed.............................  2,861,759         7.84*
   Exercised.......................................    (54,390)        1.13
   Cancelled....................................... (3,166,886)       15.93*
                                                    ----------
   Options outstanding at February 28, 1999........  3,206,693         8.60
                                                    ----------
   Options exercisable at February 28, 1999........    602,550        10.05
                                                    ----------
   Granted and assumed.............................    947,550        14.02
   Exercised.......................................   (298,660)        7.99
   Cancelled.......................................   (675,698)       10.15
                                                    ----------
   Options outstanding at February 29, 2000........  3,179,885       $ 9.94
                                                    ==========
   Options exercisable at February 29, 2000........    625,463       $ 9.59
                                                    ==========

--------
 * In December 1997, employees holding outstanding stock options with a value exceeding $14.6875 per option were given the right to have their options canceled and repriced to $14.6875 per option. The repriced options will vest over a period of one to five years. In September 1998, employees holding outstanding stock options with a value exceeding $7.25 per option were given the right to have their options canceled and repriced to $7.25 per option. The repriced options will vest over a period of four to six years.

                           RIVERSTONE NETWORKS, INC.

   The following table summarizes information concerning currently outstanding and exercisable Cabletron options held by Riverstone employees as of February 29, 2000:

                                        Weighted-average
                            Options   remaining contractual Weighted-average   Options   Weighted-average
Range of exercise prices  Outstanding      life (years)      exercise price  exercisable  exercise price
------------------------  ----------- --------------------- ---------------- ----------- ----------------
$  .06-6.30.............     130,477           7.6               $  .30         58,107        $  .29
  6.31-7.85.............   1,915,890           7.8                 7.25        414,203          7.25
  7.86-9.85.............      89,458           9.0                 8.86          2,840          9.08
  9.86-11.85............      46,068           7.6                10.95         15,932         10.56
 11.86-13.85............     722,942           9.1                13.58         69,491         13.46
 13.86-23.85............     133,350           9.3                17.29          7,550         14.49
 23.86-33.85............     127,700           7.3                29.15         57,340         30.31
 33.86-56.74............      14,000          10.0                38.73            --            N/A
                           ---------          ----               ------        -------        ------
                           3,179,885           8.2               $ 9.94        625,463        $ 9.59
                           =========          ====               ======        =======        ======

   The weighted average estimated fair values of stock options granted and assumed during the years ended February 28, 1998, 1999 and February 29, 2000 were $9.50, $5.20 and $9.81 per share, respectively.

   The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option and employee stock purchase plans, accordingly, no compensation expense has been recognized in the consolidated financial statements for such plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-based Compensation," the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                    1998      1999       2000
                                                  --------  ---------  --------
   Net loss
     As reported................................. $(16,976) $(184,995) $(37,431)
     Pro forma...................................  (22,550)  (190,753)  (43,117)

   EPS
     Pro forma as reported.......................       --         --  $   (.41)
     Pro forma as adjusted.......................       --         --      (.49)

   The effect of applying SFAS 123 as shown in the above pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for grants in the years ended February 28, 1998, 1999 and February 29, 2000:

                                                  1998       1999       2000
                                                ---------  ---------  ---------
   Risk-free interest rates....................      5.60%      5.11%      6.59%
   Expected option lives....................... 4.7 years  6.5 years  6.5 years
   Expected volatility.........................      60.4%      76.3%      70.1%
   Expected dividend yields....................        .0%        .0%        .0%

                           RIVERSTONE NETWORKS, INC.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Cabletron options held by Riverstone employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

   (c) Employee Stock Purchase Plans

   Under Cabletron's two Employee Stock Purchase Plans (ESPP), options were granted to eligible Company employees twice yearly and are exercisable through the accumulation of employee payroll deductions from 2% to 10% of employee compensation as defined in the plan, for each plan. Accumulated payroll deductions may be used to purchase stock at 85 percent of the fair market value of the common stock at the beginning or end of the option period, whichever amount is lower, to a maximum of $12,500 in value determined at the beginning of the option period for each plan. In the years ended February 28, 1998, 1999 and February 29, 2000, 8,513 shares at a weighted average price of $29.28, 44,336 shares at $9.01 and 97,316 shares at $7.57, respectively, were purchased for Company employees.

Note (14) Employee Benefit Plan

   The Company's eligible employees may participate in a plan known as the Cabletron 401(k) Plan ("the 401(k) Plan") which was adopted to provide retirement benefits to its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 18% of their annual compensation to the 401(k) Plan each year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for company matching contributions as determined by the Board of Directors. Cabletron matches 50% for each dollar on the first 6% of income contributed by the employee up to a maximum amount per quarter. Cabletron will contribute up to an additional $250 per quarter, to each eligible employee, based on Cabletron's performance. Employees become vested in Cabletron matching contributions according to a three year vesting schedule based on initial date of hire. The Company's expense related to matching contributions to the 401(k) Plan for the years ended February 28, 1998, 1999 and February 29, 2000 was $0, $0 and $114,628, respectively.

   On or about the distribution date, Riverstone intends to establish a separate 401(k) plan for its employees.

                           RIVERSTONE NETWORKS, INC.

Note (15) Quarterly Financial Data (in thousands)

                                                         Gross
                                           Net Sales    Profit     Net Loss
                                          ----------- ----------- -----------
                                          (unaudited) (unaudited) (unaudited)
     1999
   First Quarter                            $   110     $   (99)   $(158,308)(a)
   Second Quarter........................       284         (90)      (9,610)
   Third Quarter.........................       933          63       (9,123)
   Fourth Quarter........................     1,957         401       (7,954)
                                            -------     -------    ---------
     Total Year..........................   $ 3,284     $   275    $(184,995)
                                            =======     =======    =========

     2000
   First Quarter.........................   $ 2,480     $   954    $  (8,891)
   Second Quarter........................     2,843         914      (11,577)
   Third Quarter.........................     4,992       2,564      (10,414)
   Fourth Quarter........................    12,761       6,668       (6,549)
                                            -------     -------    ---------
     Total Year..........................   $23,076     $11,100    $ (37,431)
                                            =======     =======    =========

--------
The following item was included in special charges, in the corresponding fiscal quarter:

(a) Includes $150.0 million of in-process research and development charges related to the acquisition of Yago.

Note (16) Transactions With Cabletron and Related Parties

   The consolidated financial statements include allocations of certain Cabletron expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, advertising, sales, marketing, engineering and other Cabletron corporate services and infrastructure costs. All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by Riverstone. Allocations are based on headcount, revenue, square footage, usage and other appropriate methods. Allocated costs included in the accompanying consolidated statements of operations are as follows (in thousands):

                                         Years Ended                   Quarter Ended
                            -------------------------------------- ----------------------
                            February 28, February 28, February 29,   May 31,    June 3,
                                1998         1999         2000        1999        2000
                            ------------ ------------ ------------ ----------- ----------
                                                                   (Unaudited) (Unaudited)
   Cost of revenues........     $ --        $  132       $  464       $ 87       $   12
   Sales and marketing.....       22           120        1,167         57           69
   Research and
    development............       35           539          469        145           89
   General and
    administrative.........      159         2,196        3,496        683        1,269

   During the years ended February 28, 1999 and February 29, 2000 and the quarters ended May 31, 1999 and June 3, 2000, the Company had sales to two customers of $214,203, two customers of $2,820,243, two customers of $463,620 and four customers of $2,888,760, respectively, in which Cabletron maintains investments in private debt and equity securities accounted for under the cost method of accounting. The Company recognized revenue based on the fair value of the products sold to these companies. The Company recorded revenues associated with a certain customer in which Cabletron received equity in lieu of cash. The revenues that the Company recorded equaled the cost of the product sold as the fair value of the equity received was not determinable within

                           RIVERSTONE NETWORKS, INC.

reasonable limits. The revenues recorded by the Company relating to these transactions for the years ended February 28, 1999 and February 29, 2000 and for the quarters ended May 31, 1999 and June 3, 2000 were $21,825, $413,156, $73,491 and $2,246, respectively.

   During the quarter ended June 3, 2000, the Company began reselling Aprisma products in accordance with the terms reflected in the intercompany agreements. The Company recorded revenues in the amount of $966,171 during the quarter. The Company recorded costs of sales of $772,937 associated with these revenues for the amount due to Aprisma related to these transactions which is reflected in accounts payable related parties at June 3, 2000.

   On January 1, 2000, Cabletron issued a note to Romulus Pereira, our President and Chief Executive Officer, in the amount of $125,000. Mr. Pereira repaid the note in full on September 13, 2000.

   On April 12, 2000, Cabletron issued an additional note to Mr. Pereira in the amount of $400,000 to be applied to the payment of certain taxes owed by Mr. Pereira with respect to Cabletron shares that he received in connection with Cabletron's acquisition of Yago Systems, Inc. in 1998. The note bears interest at the rate of 6.46% per annum and is due in full on April 12, 2002.

   The Company has issued additional notes to some employees of the Company. These notes do not typically incur an interest charge and are normally for a term of twenty four (24) months. The outstanding principal amount of the note is payable twenty four (24) months from the commencement date, unless the employment is cancelled by either the employee or the Company, then the amount outstanding is immediately due.

   Pursuant to the Service Agreement with Cabletron, the Company occupies space in Cabletron facilities in Santa Clara, California; Andover, Massachusetts; Atlanta, Georgia; Dallas, Texas; Denver, Colorado; New York, New York; Reading, United Kingdom and other international locations where principally sales and service personnel and engineers are based.

   In connection with the transformation, effective March 1, 2000, certain Cabletron customers were identified and assigned to each of the other related parties, including the Company. As a result, the Company received certain accounts receivable balances and the related allowance for doubtful accounts that were not necessarily reflected in the Company's receivable balances at February 29, 2000.

   In accordance with the terms reflected in the intercompany agreements, during the quarter ended June 3, 2000 the Company received revenue in the form of referral fees from Enterasys of $1,656,311. This amount reflects the Company's commission revenue from Enterasys for sales of Enterasys products to the Company's customers. The $1,656,311 is reflected in accounts receivable related parties as of June 3, 2000 reflecting the amount due from Enterasys.

   The revenue recorded by Enterasys for the sale of these products is also reflected in the receivable balances of the Company. In accordance with the intercompany agreements, these amounts will be collected by the Company and Enterasys. Reflected in the Company's receivable balance at June 3, 2000 is $8,428,538 for amounts due from the Company's customers related to Enterasys sales to those customers. The Company has recorded the same amount in accounts payable related parties to reflect the amount to be remitted to Enterasys.

   For purposes of governing certain of the ongoing relationships between Riverstone and Cabletron and other related parties at and after the contribution date and to provide for an orderly transition, Riverstone has entered into or will enter into various agreements with Cabletron and other related parties, which were reflected in the financial statements starting March 1, 2000. A brief description of each of the agreements follows.

                           RIVERSTONE NETWORKS, INC.

   Transformation Agreement

   The Transformation Agreement contains key provisions relating to the separation of the Company and other related parties from Cabletron, as well as the initial public offering and the distribution of shares of the Company and other related parties to Cabletron stockholders. The agreement lists the documents and items that the parties delivered in order to accomplish the transfer of assets and liabilities from Cabletron to the Company, effective on the contribution date. The agreement also provides that the Company will not commence the initial public offering without the approval of Cabletron and Cabletron shall, in its sole and absolute discretion, determine whether to consummate the distribution. The agreement also contains covenants relating to exchange of information, auditing practices, resolution of disputes and other matters.

   Asset Contribution Agreement

   The Asset Contribution Agreement identifies the assets that Cabletron transferred to the Company and the liabilities that the Company assumed from Cabletron on the contribution date. The agreement also describes when and how these transfers and assumptions were to occur.

   Pursuant to the Asset Contribution Agreement, as consideration for the contribution of assets to the Company, Cabletron will receive 92,088,135 shares of Series A Convertible Preferred Stock of the Company. The Series A Convertible Preferred Stock are senior to the common stock of the Company and have a liquidation preference equal to $7.00 per share. The Series A Convertible Preferred Stock is convertible into common stock of the Company at any time at the option of the holder at a 1:1 ratio (subject to adjustment for stock splits and other recapitalization events) and will automatically convert into common stock of the Company upon the closing of an underwritten firm commitment public offering of shares of the common stock of the Company.

   Pursuant to the services agreement described below, an intercompany account will be maintained and managed by Cabletron which will track the intercompany amount ("I/C Amount"). Pursuant to the asset contribution agreement, Cabletron shall contribute or deduct an amount from the I/C Amount on the contribution date such that Riverstone's net working capital, defined as combined current assets minus combined current liabilities, as of June 3, 2000, pro forma to give effect to the separation, including the contribution to or deduction from the I/C Amount as of that date, was $60,000,000.

   Intercompany Agreements

   Riverstone has entered into intercompany agreements with Aprisma, GNTS and Enterasys (collectively known as "other related parties") to govern the relationships between Riverstone and the other related parties. These agreements establish the prices and other terms and conditions under which Riverstone will provide and obtain products and services to and from the other related parties. Each of these agreements provide that they will remain in effect for three years or until a more definitive inter-company operating agreement between the parties is executed and becomes effective.

   Intellectual Property License Agreements

   The Company has entered into royalty-free licensing agreements with each of Cabletron, Aprisma, Enterasys, and GNTS that allow the Company to use certain intellectual property of certain of these parties and that allow certain of these parties to use certain of the Company's intellectual property.

   Pursuant to the license agreement with Cabletron, Cabletron provides the Company and its affiliates a perpetual royalty-free license to use confidential know-how of Cabletron that was discovered, invented or developed prior to the effective date of the separation from Cabletron and that was not contributed to any of Aprisma, Enterasys or GNTS.

                           RIVERSTONE NETWORKS, INC.

   In Enterasys cross license agreement, the Company also grants Enterasys access to certain ASICs and related technology. Riverstone has two existing families of ASICs: Riverstones prior generation produced by NEC (the NEC Family) and Riverstone's latest generation produced by Lucent (the Lucent Family). In addition, Riverstone is currently developing its next generation ASIC family. The license to Enterasys extends solely to the NEC Family.

   Services Agreement

   The Company and Cabletron have entered into a services agreement that formalizes the terms and conditions under which Cabletron provides services to the Company. The services to be provided by Cabletron thereunder include information technology support services for functions including accounting, treasury and financial and cash management, tax, payroll, stockholder and public relations, legal, human resources, and other administrative functions.

   Pursuant to the services agreement, the Company maintains an intercompany account with Cabletron. Cabletron manages this account as part of the treasury services provided to the Company under the services agreement.

   The services agreement also allows the Company's eligible employees to continue to participate in Cabletron's benefits plans on comparable terms and conditions as existed prior to the contribution date until the date of the distribution by Cabletron of the common stock of the Company it holds to its stockholders or until the Company establishes benefit plans for its employees, or elects not to establish comparable plans, if it is not legally or financially practical. The services agreement also describes the manner in which Cabletron will share with the Company its owned and leased properties and office space.

   The services agreement permits Cabletron to engage subcontractors to perform all or any portion of the services described therein. The agreement allows the Company and Cabletron to adjust from time to time the nature and level of services provided by Cabletron to the Company thereunder. The services agreement specifies charges for the services provided by Cabletron to the Company. The initial term of the services agreement expires on August 28, 2002. The Company may terminate the services agreement with respect to all or any of the services provided under the agreement by providing written notice of at least a full fiscal quarter prior to such termination, provided that the Company may not terminate certain basic services for so long as it is a majority owned subsidiary of Cabletron. The Company is responsible for any additional costs imposed by third parties against Cabletron that result from such a termination. Cabletron may terminate the services agreement with respect to any or all of the services provided under the agreement by providing the Company at least sixty days' prior written notice.

   Tax Sharing Agreement

   The tax sharing agreement provides that for periods through and including the distribution by Cabletron of the Company's capital stock held by Cabletron to its stockholders, Cabletron will file all consolidated, combined or unitary income tax returns required to be filed by Cabletron with respect to the Company. For all periods beginning before the Company's distribution, the Company agreed to file all other income tax returns required to be filed by the Company and to be responsible for all taxes due in respect of such returns. For periods through and including the Company's distribution, the Company agreed to file all other tax returns required to be filed by it, and to be responsible for all taxes due with respect to such returns. The agreement also requires Cabletron to pay all taxes due on returns filed by Cabletron. The Company is required to pay Cabletron an amount equal to its tax liability for periods covered by such returns, determined on a separate return basis, as determined by Cabletron in its sole discretion. The agreement also requires Cabletron to pay the Company for any benefits realized by Cabletron or other related parties from the use of the Company's tax attributes. The agreement also provides that Cabletron is required to pay any tax due and will receive all refunds arising from adjustments in

                           RIVERSTONE NETWORKS, INC.

respect of returns filed by it, and the Company must reimburse Cabletron for taxes to the extent attributable to it or its business.

   The indemnity obligations of the Company and other related parties include taxes and any interest and penalties thereon for which the Company and other related parties are liable pursuant to the terms of the Tax Sharing Agreement.

   If the distribution of the Company, or of another related party to the agreement, to Cabletron's stockholders fails to qualify as a tax-free transaction, and such failure is the sole responsibility of the party whose stock is being distributed, or if such failure results from the stock of such party being acquired by one or more persons such that it is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, the party whose stock is being distributed shall indemnify each other party against any resulting taxes or other damages. If the Company's distribution, or the distribution of another related party to the agreement, fails to qualify as a tax-free transaction, and such failure is the responsibility both of the party whose stock is being distributed and of Cabletron, the party whose stock is being distributed and Cabletron shall severally indemnify each other party against any resulting taxes or other damages, each in proportion to its market value. If the Company's distribution, or the distribution of another related party to the agreement, fails to qualify as a tax-free distribution, and such failure is the sole responsibility of Cabletron, or if such failure results from the stock of Cabletron being acquired by one or more persons such that the stock that is being distributed is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, Cabletron shall indemnify each other party against any resulting taxes or other damages.

   Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, the Company and other related parties to the agreement could be required to pay a deficiency in the group's federal income tax liability for a period during which the Company and other related parties were members of the group event if the Tax Sharing Agreement allocates that liability to Cabletron or another member.

   The agreement also assigns responsibilities for certain administrative matters such as the filing of returns, payment of taxes due, retention of records, and the conduct of audits, examinations or similar proceedings.

Note (17) Manufacturing and Key Suppliers

   The Company does not have internal manufacturing capacity. The Company currently outsources all manufacturing to one company--Flextronics International, Ltd., which manufactures our RS and IA products in Sunnyvale, California and our RS products in Limerick, Ireland.

   If the demand for products grows, the Company will need to increase material purchases and contract manufacturing capacity with Flextronics or add additional contract manufacturers. The Company intends to regularly introduce new products and product enhancements, which will require that the Company rapidly achieve volume production by coordinating efforts with those of suppliers and contract manufacturers.

   The Company currently purchases several key components used in the manufacture of products from single or limited sources and are dependent upon supply from these sources to meet our needs. The Company has worked with two suppliers to develop several key proprietary application specific integrated circuits ("ASICs") which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. These proprietary ASICs are very complex and each supplier is currently the sole source supplier for the specific types of ASICs that it supplies to the Company. The Company does not have a long-term fixed price or minimum volume agreement with either of these suppliers.

                           RIVERSTONE NETWORKS, INC.

Note (18) Subsequent Events (unaudited)

   The Silver Lake Investors

   Pursuant to an Amended and Restated Securities Purchase Agreement between Cabletron and Silver Lake Partners, L.P., the Company granted on August 30, 2000, to an investor group led by Silver Lake Partners, L.P. (the "Investors") rights to purchase shares of Riverstone Common Stock. These rights, as of August 31, 2000, are to purchase: up to 929,022 shares of common stock at a purchase price of $8.40 per share; up to an additional 1,858,043 shares of common stock at a purchase price of $8.40 per share; up to an additional 1,858,043 shares of common stock at a purchase price of $9.69 per share; and up to an additional 619,348 shares of common stock at a purchase price of $12.27 per share.

   Each of these purchase prices will be adjusted to 90% of the gross price paid per share in this offering if that results in a purchase price lower than the initial purchase price set forth above (except in the case of the 1,858,043 shares with an initial purchase price of $8.40). These shares may be purchased on the tenth business day prior to the earliest to occur of (i) the effectiveness of a registration statement with respect to the Company's initial public offering, (ii) the consummation of a sale of the Company to an unrelated third party and (iii) the distribution by Cabletron of Riverstone's capital stock to Cabletron's stockholders without the Company having first engaged in an initial public offering of its stock. The stock purchase rights terminate on the date of the earliest to occur of (i) the effectiveness of a registration statement with respect to the Company's initial public offering (if not purchased on such date), (ii) the consummation of a sale of Riverstone to an unrelated third party (if not purchased on such date) and (iii) twenty business days following the distribution by Cabletron of the Company's capital stock to Cabletron's stockholders without the Company having first engaged in an initial public offering of its stock. The Investors are required, at the option of Cabletron, to purchase 929,022 of the Company's shares at $8.40 per share at the time of the Company's initial public offering and have the option to purchase the remaining 4,335,434 shares at the lower of 90% of the initial public offering price or the weighted average purchase price of $10.06 per share. Further, the warrants provide anti-dilution protection with respect to the issuance of employee stock options representing more than 20% of the diluted common stock of the Company. In the event that the Company does not have an initial public offering, is sold or its operations are recombined with Cabletron or its affiliates, the warrants become rights to purchase the common stock of Cabletron.

   Cabletron also has agreed to cause the Company to issue warrants to purchase additional shares of the Company's common stock to the Investors under certain circumstances. If the gross price per share of common stock issued in an initial public offering multiplied by the number of shares of common stock outstanding immediately after the offering on a fully diluted basis exceeds $1.672 billion, the Company is required to issue to the Investors warrants to purchase a number shares of the Company's common stock equal to $1.25 million divided by the gross price per share paid in this offering. The exercise price for these warrants will equal the gross price per share paid in the Company's initial public offering. In addition, concurrently with a distribution by Cabletron of the Company's capital stock to its stockholders, the Company is required to issue warrants to the Investors to purchase a number of shares equal to the number of shares that the Investors would have received in such distribution if the Investors had exercised the Cabletron warrants they hold immediately prior to the record date related to the distribution. The aggregate exercise price for these warrants will equal a percentage of the aggregate exercise price for the Cabletron warrants to which they relate based upon the relative equity values of the Company and Cabletron.

   In addition, the Silver Lake investors have purchased preferred stock and warrants in Cabletron and warrants to acquire common stock of each of Aprisma, Enterasys and GNTS.

                           RIVERSTONE NETWORKS, INC.

Facilities

   The Company's principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility located in Santa Clara, California. A subsidiary of Cabletron entered into a lease with respect to this January of 1999, and assigned this lease to the Company effective August 28, 2000 in connection with the Company's separation from Cabletron. The initial term of the lease expires on February 28, 2006. The cost of this lease will be approximately $3.0 million for fiscal year 2001. The lease provides for annual increases in rent.

   Closing of Transactions and Separation from Cabletron

   On August 28, 2000, the closing of the transactions contemplated by the transformation agreement and contribution agreement described under note 16 occurred and the Company's separation from Cabletron became effective.

INSIDE BACK COVER

[Heading: "From Optical Access to the Internet Core Edge, Riverstone Networks IA and RS Families Convert Metro Bandwidth into Value-Added Services" -- centered across the top of the page.

Picture of the IA1200 and IA1100 Riverstone products with the following caption:
"Content and Application Web Switching." Picture of the RS3000, RS2100 and RS2000 Riverstone products with the following caption: "Optical Metro Access." Picture of RS8600 and RS8000 Riverstone products with the following caption:
"POP Aggregation Service Delivery." Picture of RS32000 Riverstone product with the following caption: "Internet Core Edge Service Delivery."]

                                        Shares

                                  Common Stock

                           Riverstone Networks, Inc.

                               [RIVERSTONE LOGO]

                               $       PER SHARE

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

   SEC Registration Fee..................................................   *
   NASD Filing Fee.......................................................   *
   Nasdaq Listing Fee....................................................   *
   Blue Sky Fees and Expenses............................................   *
   Printing and Engraving Costs..........................................   *
   Legal Fees and Expenses...............................................   *
   Accounting Fees and Expenses..........................................   *
   Transfer Agent and Registrar Fees and Expenses........................   *
   Miscellaneous.........................................................   *
                                                                          -----
     TOTAL............................................................... $
                                                                          =====

--------
*  To be supplied by amendment.

   The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq fee, are estimates.

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General

Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption), or (iv) for any transaction from which the director derived an improper personal benefit.

   The Registrant's Restated Certificate of Incorporation, as amended, provides that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Restated Certificate of Incorporation, as amended, further provides that the Registrant shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

Item 15. Recent Sales of Unregistered Securities.

   On August 28, 2000 we issued 92,088,135 shares of our Series A Preferred Stock as consideration for the assignment to us by Cabletron of certain assets and liabilities pursuant to an asset contribution agreement.

   On August 30, 2000 we granted to Silver Lake Partners, L.P. and its affiliates and to an affiliate of Morgan Stanley Dean Witter rights to purchase shares of our common stock. These rights, as of August 31, 2000, are to purchase:

  . up to 929,022 shares of common stock at an exercise price of $8.40 per share;

  . up to an additional 1,858,043 shares of common stock at an exercise price of $8.40 per share;

  . up to an additional 1,858,043 shares of common stock at an exercise price of $9.87 per share; and

  . up to an additional 619,348 shares of common stock at an exercise price of $12.27 per share.

   To the extent that after August 31, 2000 we issue additional stock options to directors, officers, employees or consultants, the stock purchase rights provide for an adjustment so that, for the same aggregate exercise price, the stock purchase rights will be exercisable for a number of shares sufficient to maintain approximately the same fully-diluted percentage ownership level of common stock as if such additional stock options had not been issued.

   Additionally, if the gross price per share of common stock issued in this offering multiplied by the number of shares of common stock outstanding immediately after this offering exceeds $1.62 billion, we are required to issue to the Silver Lake investors warrants to purchase a number of shares of our common stock equal to $1.25 million divided by the gross price per share paid in this offering.

   In addition, concurrently with a distribution by Cabletron of our capital stock to its stockholders, we are required to issue warrants to the Silver Lake investors to purchase a number of shares equal to the number of shares that the investors would have received in such distribution if the investors had exercised the Cabletron warrants they held immediately prior to the record date related to the distribution.

   The issuances described in this Item 15 were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon
Section 4(2) thereof as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

   The following exhibits are filed with this registration statement.

 Exhibit
   No.   Description
 ------- -----------
  1.1*   Form of Underwriting Agreement.

  2.1*   Transformation Agreement dated as of June 3, 2000 among Cabletron,
          Aprisma, Enterasys, GNTS and the Registrant.

 Exhibit
   No.   Description
 ------- -----------
  2.2*   Asset Contribution Agreement dated as of June 3, 2000 between
          Cabletron and the registrant.

  2.3    Tax Sharing Agreement dated as of June 3, 2000 among Cabletron,
          Aprisma, Enterasys, GNTS and the Registrant.

  2.4    Memorandum of Agreement regarding Aprisma-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.5*   Memorandum of Agreement regarding Enterasys-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.6    Memorandum of Agreement regarding GNTS-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.7    Services Agreement between Cabletron and the Registrant dated August
          28, 2000.

  2.8*   Distribution-Related Option Agreement among Cabletron, Aprisma,
          Enterasys, GNTS and the Registrant.

  3.1*   Form of Amended and Restated Certificate of Incorporation of the
          Registrant.

  3.2*   Form of Amended and Restated By-Laws of the Registrant.

  3.3    Amended and Restated Certificate of Incorporation of the Registrant.

  3.4    By-Laws of the Registrant.

  4.1*   Form of the Registrant's Common Stock Certificate.

  4.2    Amended and Restated Security Purchase Agreement between Cabletron and
          Silver Lake, dated August 29, 2000.

  4.3 Assignment Agreement among Silver Lake and the Investors named therein, dated August 29 , 2000.

  4.4    Form of Stock Purchase Right.

  4.5    Form of Warrant.

  4.6 Registration Rights Agreement between the Silver Lake Investors and the Registrant, dated August 29, 2000.

  4.7    Standstill Agreement between Cabletron and Silver Lake Partners dated
          August 29, 2000.

  5.1*   Opinion of Ropes & Gray.

 10.1*   Riverstone Networks, Inc. 2000 Equity Incentive Plan.

 10.2*   Riverstone Networks, Inc. Form of Option Grant.

 10.3*   Agreement Regarding Change-In-Control Severance Benefit Plan for
          Romulus Pereira.

 10.4*   License Agreement from the Registrant to GNTS dated August 28, 2000.
 10.5*   License Agreement between Aprisma and the Registrant dated August 28,
         2000.

 10.6*   License Agreement between Enterasys and the Registrant dated August
         28, 2000.

 10.7*   License Agreement between Cabletron and the Registrant dated August
         28, 2000.

 10.8**  Flextronics International Manufacturing Services Contract.

 10.8.1* Enterasys-Riverstone FMA Products Agreement dated as of September ,
         2000.

 10.9    Promissory Note dated April 12, 2000 of Romulus Pereira.

 Exhibit
   No.   Description
 ------- -----------
 10.10   Lease Agreement between WMP II Real Estate Limited Partnership and
          Cabletron Systems Sales and Service, Inc., dated January 6, 1999, together with Tenant Estoppel Certificate dated June 13, 2000.

 10.11*  Assignment of Lease effective August 28, 2000 between Cabletron
          Systems Sales and Service, Inc. and the Registrant.

 23.1    Consent of KPMG LLP, Independent Auditors.

 23.2*   Consent of Counsel (included in Exhibit 5.1).

 27.1    Financial Data Schedule.

--------
 * To be filed by amendment.
** To be filed by amendment. Confidential treatment will be requested for portions of this exhibit. An unredacted version of this exhibit will be filed separately with the Commission.

   (b) Financial Statement Schedules

     The following financial statement schedule, together with the Report of Independent Auditors thereon, is filed as part of this Registration
  Statement:

Schedule II--Valuation and Qualifying Accounts

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Act, the information which may be omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on September 18, 2000.

                                          Riverstone Networks, Inc.

                                                  /s/ Romulus Pereira
                                          By: ________________________________
                                                      Romulus Pereira
                                           President, Chief Executive Officer
                                                       and Director

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Romulus Pereira, Robert Stanton and Eric Jaeger, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such person or persons so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

               Signature                            Title                    Date
               ---------                            -----                    ----

         /s/ Romulus Pereira            President, Chief Executive    September 18, 2000
 ______________________________________  Officer and Director
            Romulus Pereira              (principal executive
                                         officer)

          /s/ Robert Stanton            Executive Vice President of   September 18, 2000
 ______________________________________  Finance, and Chief
             Robert Stanton              Financial Officer
                                         (principal financial and
                                         accounting officer)

           /s/ Piyush Patel             Chairman of the Board         September 18, 2000
 ______________________________________
              Piyush Patel

           /s/ Eric Jaeger              Director                      September 18, 2000
 ______________________________________
              Eric Jaeger

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Riverstone Networks, Inc.:

   Under date of August 30, 2000, we reported on the consolidated balance sheets of Riverstone Networks, Inc. (the "Company") as of February 28, 1999 and February 29, 2000, and the related consolidated statements of operations, cash flows and stockholder's net investment for each of the years in the three-year period ended February 29, 2000. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related financial statement schedule listed in Item 16(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

   In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Boston, Massachusetts
August 30, 2000

                                  SCHEDULE II

                           RIVERSTONE NETWORKS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
For Years Ended February 28, 1998, 1999 and February 29, 2000 and Quarter Ended
                                  June 3, 2000
                                 (in thousands)

                                    Balance at                         Balance
                                    beginning  Charged to   Amounts    at end
Description                         of period   expense   written off of period
-----------                         ---------- ---------- ----------- ---------
Allowance for doubtful accounts:
  February 28, 1998................   $   --     $   --      $ --      $   --
  February 28, 1999................       --         30        --          30
  February 29, 2000................       30      1,727       (85)      1,672
  June 3, 2000 (Unaudited).........    1,672         97       (66)      1,704

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
  1.1*   Form of Underwriting Agreement.

  2.1*   Transformation Agreement dated as of June 3, 2000 among Cabletron,
          Aprisma, Enterasys, GNTS and the Registrant.

  2.2*   Asset Contribution Agreement dated as of June 3, 2000 between
          Cabletron and the registrant.

  2.3    Tax Sharing Agreement dated as of June 3, 2000 among Cabletron,
          Aprisma, Enterasys, GNTS and the Registrant.

  2.4    Memorandum of Agreement regarding Aprisma-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.5*   Memorandum of Agreement regarding Enterasys-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.6    Memorandum of Agreement regarding GNTS-Riverstone Inter-Company
          Operations dated June 3, 2000.

  2.7    Services Agreement between Cabletron and the Registrant dated August
          28, 2000.

  2.8*   Distribution-Related Option Agreement among Cabletron, Aprisma,
          Enterasys, GNTS and the Registrant.

  3.1*   Form of Amended and Restated Certificate of Incorporation of the
          Registrant.

  3.2*   Form of Amended and Restated By-Laws of the Registrant.

  3.3    Amended and Restated Certificate of Incorporation of the Registrant.

  3.4    By-Laws of the Registrant.

  4.1*   Form of the Registrant's Common Stock Certificate.

  4.2    Amended and Restated Security Purchase Agreement between Cabletron and
          Silver Lake, dated August 29, 2000.

  4.3 Assignment Agreement among Silver Lake and the Investors named therein, dated August 29 , 2000.

  4.4    Form of Stock Purchase Right.

  4.5    Form of Warrant.

  4.6 Registration Rights Agreement between the Silver Lake Investors and the Registrant, dated August 29, 2000.

  4.7    Standstill Agreement between Cabletron and Silver Lake Partners dated
          August 29, 2000.

  5.1*   Opinion of Ropes & Gray.

 10.1*   Riverstone Networks, Inc. 2000 Equity Incentive Plan.

 10.2*   Riverstone Networks, Inc. Form of Option Grant.

 10.3*   Agreement Regarding Change-In-Control Severance Benefit Plan for
          Romulus Pereira.

 10.4*   License Agreement from the Registrant to GNTS dated August 28, 2000.
 10.5*   License Agreement between Aprisma and the Registrant dated August 28,
         2000.

 10.6*   License Agreement between Enterasys and the Registrant dated August
         28, 2000.

 Exhibit
   No.   Description
 ------- -----------
 10.7*   License Agreement between Cabletron and the Registrant dated August
         28, 2000.

 10.8**  Flextronics International Manufacturing Services Contract.

 10.8.1* Enterasys-Riverstone FMA Products Agreement dated as of September ,
         2000.

 10.9    Promissory Note dated April 12, 2000 of Romulus Pereira.

 10.10   Lease Agreement between WMP II Real Estate Limited Partnership and
          Cabletron Systems Sales and Service, Inc., dated January 6, 1999, together with Tenant Estoppel Certificate dated June 13, 2000.

 10.11*  Assignment of Lease effective August 28, 2000 between Cabletron
          Systems Sales and Service, Inc. and the Registrant.

 23.1    Consent of KPMG LLP, Independent Auditors.

 23.2*   Consent of Counsel (included in Exhibit 5.1).

 27.1    Financial Data Schedule.

--------
 * To be filed by amendment.
** To be filed by amendment. Confidential treatment will be requested for portions of this exhibit. An unredacted version of this exhibit will be filed separately with the Commission.